Exhibit 10.01

STOCK PURCHASE AGREEMENT

BY AND AMONG

RBC INSURANCE HOLDINGS (USA) INC.,

ATHENE HOLDING LTD.,

PROTECTIVE LIFE INSURANCE COMPANY,

AND

RBC USA HOLDCO CORPORATION

(solely for purposes of Sections 5.14-5.17 and Articles 7, 8 and 10)

Dated as of October 22, 2010

i

Annexes

Annex A	Form of Life Business Reinsurance Agreement
Annex B	Form of Annuity Business Reinsurance Agreement
Annex C	Form of Administrative Services Agreement
Annex D	Form of Trademark License Agreement
Annex E	Form of Transition Services Agreement

Exhibits

Exhibit A	EB Volume Adjustment Amount Calculation
Exhibit B	NB Volume Adjustment Amount Calculation

Schedules

Schedule 1.1(a)	Agreed Accounting Principles
Schedule 1.1(b)	Definition
Schedule 2	Form of Capital & Surplus Worksheet
Schedule 6.1(b)	Additional Required Governmental Authorizations
Schedule 6.2(d)	Other Agreements
Schedule 7.3(a)	Indemnification Matters

Seller’s Disclosure Schedule
Purchaser’s Disclosure Schedule
Life Reinsurer’s Disclosure Schedule

This Stock Purchase Agreement is dated as of October 22, 2010, by and among RBC Insurance Holdings (USA) Inc., a Delaware corporation (“Seller”), Athene Holding Ltd., a Bermuda exempted company (“Purchaser”), Protective Life Insurance Company, a Tennessee insurance company (“Life Reinsurer”), and, solely for purposes of Sections 5.14 through Section 5.17 and Articles 7, 8 and 10 of this Agreement, RBC USA Holdco Corporation, a Delaware corporation (“USA Holdco”) (Seller, Purchaser, Life Reinsurer and USA Holdco, the “Parties” and each individually, a “Party”).  Certain terms used herein and not otherwise defined shall have the meanings set forth in Article 1.

RECITALS:

A.            Seller owns all of the issued and outstanding shares of capital stock of Liberty Life Insurance Company, a South Carolina insurance company (the “Company”);

B.            Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, all of the shares of common stock, par value $1.00 per share, of the Company (the “Common Stock”), issued and outstanding as of the Effective Time, upon the terms and subject to the conditions set forth herein;

C.            On the Closing Date and effective immediately prior to the Effective Time, the Company will redeem its issued and outstanding Existing Surplus Note by paying the Existing Surplus Note Repayment Amount to Seller in accordance with the terms and conditions of this Agreement;

D.            On the Closing Date and effective immediately prior to the Effective Time but after the redemption of the outstanding Existing Surplus Note, the Company will redeem and cancel the Redeemed Shares for consideration equal to the Closing Date Share Redemption Amount, payable to Seller upon the surrender for cancellation of stock certificates representing the Redeemed Shares, in the form of the Closing Date Note and, if applicable, the Share Redemption Cash Consideration, in accordance with the terms and conditions of this Agreement;

E.            On the Closing Date and effective immediately following the Effective Time, the Company will enter into the Closing Date Reinsurance Agreements;

F.             On the Closing Date and effective immediately following the Effective Time, but after the consummation of the Reinsurance Transactions, Purchaser shall cause the Company to repay and redeem the outstanding principal amount of the Closing Date Note by wire transfer of immediately available funds and Seller shall surrender the Closing Date Note to the Company for cancellation;

G.            Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Seller to enter into this Agreement, the investor named therein (the “Investor”) and Purchaser have entered into an equity commitment letter, dated as of the date of this Agreement, a copy of which has been delivered to Seller (the “Equity Commitment Letter”);

H.            Prior to the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Seller to enter into this Agreement, Purchaser has deposited

$150,000,000 (the “Escrow Funds”) into an escrow account (the “Escrow Account”) at State Street Bank and Trust Company to satisfy any obligations of Purchaser and its Affiliates arising out of or resulting from the breach by Purchaser or its Affiliates of its or their representations, warranties, covenants or other obligations under this Agreement or the Annuity Business Reinsurance Agreement (the agreement pursuant to which Purchaser deposited the Escrow Funds, the “Escrow Agreement”); and

I.             In connection with this Agreement, at the Closing, Purchaser, Life Reinsurer, Seller and the Company and certain of their respective Affiliates, as applicable, will enter into the other Transaction Agreements;

Now, Therefore, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and upon the terms and subject to the conditions set forth herein, the Parties hereto hereby agree as follows:

ARTICLE 1
Definitions and Terms

Section 1.1            Specific Definitions.  As used in this Agreement, the following terms have the meanings set forth or referenced below:

“Acquisition Parties” has the meaning set forth in Section 5.13(a).

“Acquisition Proposal” has the meaning set forth in Section 5.13(c).

“Action” means any civil, criminal, administrative or other claim, action, suit, litigation, arbitration, investigation, inquiry, hearing, charge, complaint, demand, notice or other proceeding, in each case, by or before any Governmental Authority or arbitral body.

“Actuarial Analyses” has the meaning set forth in Section 3.26(a).

“Actuarial Appraisal” has the meaning set forth in Section 3.26(a).

“Adjusted Capital and Surplus” means, as of any date of determination, an amount equal to (a) the sum of (1) the capital and surplus of the Company (as would be reflected in line 38, column 1 in the “Liabilities, Surplus and Other Funds” section of the Company’s balance sheet in the most recent annual statutory financial statements filed with the Department) as of such date or, if the line number is changed in such annual statutory financial statements, on the line that supersedes line 38 and reflects capital and surplus as of such date, in each case, calculated in accordance with SAP applied consistently with its application in connection with the preparation of the Quarterly Statutory Statement, subject to the Agreed Accounting Principles, and (2) the Asset Valuation Reserve as of such date minus (b) the aggregate par value of the outstanding Existing Surplus Note minus (c) the Admitted Net Deferred Tax Asset as of such date.

“Administrative Services Agreement” means the Administrative Services Agreement substantially in the form of Annex C attached hereto.

“Admitted Net Deferred Tax Asset” means, as of any date of determination, the admitted net deferred tax asset of the Company (as would be reflected in line 16.2, column 3 in the “Assets” section of the Company’s balance sheet in the most recent annual statutory financial statements (page 2) filed with the Department) as of such date or, if the line number is changed in such annual statutory financial statements, on the line that supersedes line 16.2 and reflects admitted net deferred tax asset as of such date, in each case, calculated in accordance with SAP applied consistently with its application in connection with the preparation of the Quarterly Statutory Statement, subject to the Agreed Accounting Principles.

“Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such other Person at the time at which the determination of affiliation is made.  The term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities or other ownership interests, by contract or otherwise.  For the avoidance of doubt, for purposes of this Agreement, the Company shall be deemed to be an Affiliate of Seller until the Effective Time, and an Affiliate of Purchaser thereafter.

“Affiliate Agreements” means Contracts between the Company, on the one hand, and any officer, director, employee or consultant of Seller or any Affiliate of Seller (other than the Company), or any immediate family member of such natural person, on the other hand.

“After-Acquired Business” has the meaning set forth in Section 5.14(b)(8).

“Aggregate After-Acquired Revenues” has the meaning set forth in Section 5.14(b)(8).

“Agreed Accounting Principles” means the agreed procedures, methodologies and exceptions set forth in Schedule 1.1(a).

“Agreement” means this Stock Purchase Agreement and all Exhibits, Annexes and Schedules hereto, as the same may be amended or supplemented from time to time in accordance with the terms hereof.

“Ancillary Agreements” means the Transition Services Agreement, the Trademark License Agreement, the Assignment Agreements and any other agreement or instrument to be entered into in order to give effect to the Purchase.

“Annual Statutory Statements” has the meaning set forth in Section 3.7(b).

“Annuity Business” means the fixed, payout and indexed annuities business of the Company.

“Annuity Business Reinsurance Agreement” has the meaning set forth in Section 5.7(b).

“Annuity Reinsurer” has the meaning set forth in Section 5.7(b).

“Annuity Reinsurer Bermuda Statutory Statements” has the meaning set forth in Section 4.9(b).

“Applicable Rate” means an interest rate equal to three-month LIBOR for dollars that appears on page LIBOR 01 (or a successor page) of the Reuters Telerate Screen as of 11:00 a.m., London time, on the day that is two (2) Business Days preceding the date the Post-Closing Adjustment becomes due and payable.

“Asset Valuation Reserve” means, as of any date of determination, the asset valuation reserve of the Company (as would be reflected in line 24.1, column 1 in the “Liabilities, Surplus and Other Funds” section of the Company’s balance sheet in the most recent annual statutory financial statement filed with the Department) as of such date or, if the line number is changed in such annual statutory financial statements, on the line that supersedes line 24.1 and reflects asset valuation reserve as of such date, in each case, calculated in accordance with SAP applied consistently with its application in connection with the preparation of the Quarterly Statutory Statement, subject to the Agreed Accounting Principles.

“Assigned Pre-Closing Confidentiality Agreements” has the meaning set forth in Section 5.1(e).

“Assignment Agreement” means each of (a) the assignment agreement between Seller or one of its Affiliates (other than the Company) and the Company, effective on or prior to the Closing Date, pursuant to which (1) the Company assigns and transfers to Seller or such Affiliate the Excluded Assets and (2) Seller or such Affiliate assumes the Excluded Liabilities and (b) the assignment agreement between RBC Insurance Services, Inc. and Purchaser, effective as of the Closing Date, pursuant to which RBC Insurance Services, Inc. and Seller and any of its Affiliates, if applicable, assigns to Purchaser its rights under each Assigned Pre-Closing Confidentiality Agreement.

“Bankruptcy and Equity Exceptions” has the meaning set forth in Section 3.2.

“Benefit Plans” has the meaning set forth in Section 3.11(a).

“Books and Records” means all books, ledgers, files, reports, customer lists, policy information, contracts, administrative and pricing manuals, claims records, sales records, underwriting records, financial records, compliance records (including those prepared for or filed with regulators of the Company), plans and operating records (in whatever form maintained), Tax Returns (including work papers with respect to the Company), Tax records and all other records of the Company or relating to the Company or the conduct of the Company Business, each in the possession or control of Seller, the Company or their respective Affiliates, whether or not stored in hardcopy form or on electronic, magnetic, optical or other media; provided, however, that with respect to those Books and Records in the possession of, controlled by or relating to Seller or its Affiliates that also relate to the Company, the Company Business or Seller or any of its Affiliates (other than the Company), “Books and Records” means those excerpts of such Books and Records that relate primarily to the Company or the Company Business, except for such Books and Records that relate primarily to any Excluded Liability.

“Burdensome Condition” has the meaning set forth in Section 5.5(e).

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or obligated by law or executive order to close.

“Business Employee” means each individual who immediately prior to or as of the Closing Date is an active employee, independent contractor or director of the Company whose duties relate primarily to the Company Business, including any such Person who is absent from employment due to illness, vacation, injury, military service or other authorized absence (including an employee who is “disabled” within the meaning of the short-term disability plan currently in place for the applicable employer or who is on approved leave under the Family and Medical Leave Act of 1993).

“Change of Control” has the meaning set forth in Section 5.14(c).

“Claim Notice” has the meaning set forth in Section 7.4(a).

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Closing Date Note” means the note (surplus note, convertible note or other type of note) or other payment obligation, to be dated the Closing Date, in a form mutually acceptable to Seller and Purchaser, to be issued by the Company to Seller in a principal amount equal to the difference between (i) the Closing Date Share Redemption Amount and (ii) the Share Redemption Cash Consideration, if any.

“Closing Date Reinsurance Agreements” means, collectively, the Annuity Business Reinsurance Agreement and the Life Business Reinsurance Agreement.

“Closing Date Share Redemption” has the meaning set forth in Section 2.1(a).

“Closing Date Share Redemption Amount” means an amount equal to the ceding commissions payable to the Company on the Closing Date pursuant to the Closing Date Reinsurance Agreements or, if greater, the maximum amount of funds that the Department approves for payment by the Company to Seller for the purpose of redeeming the Redeemed Shares (including by payment of the Closing Date Note).

“Closing Date Transactions” means the (i) the redemption of the Existing Surplus Note, (ii) the Closing Date Share Redemption (including the payment of the Share Redemption Cash Consideration, if any), (iii) the issuance of the Closing Date Note, (iv) the entry into the

Closing Date Reinsurance Agreements and (v) the repayment, redemption and cancellation of the Closing Date Note.

“Code” means the Internal Revenue Code of 1986.

“Common Stock” has the meaning set forth in the Recitals.

“Company” has the meaning set forth in the Recitals.

“Company Accounting Policies” means the accounting procedures and methodologies of the Company in effect as of July 31, 2010 with respect to GAAP and June 30, 2010 with respect to SAP.

“Company Benefit Plans” has the meaning set forth in Section 3.11(a).

“Company Business” means the business of the Company, including the Company’s life and annuity insurance and reinsurance business and the business of marketing, issuing, underwriting and administering insurance products and services.

“Company Indemnification Rights” has the meaning set forth in Section 7.6(a).

“Competing After-Acquired Revenues” has the meaning set forth in Section 5.14(b)(8).

“Competing Business” has the meaning set forth in 5.14(a).

“Condition Satisfaction” has the meaning set forth in Section 2.2.

“Consultation Period” has the meaning set forth in Section 2.6(d).

“Contract” means any agreement, contract, instrument, guarantee, undertaking, lease, note, mortgage, indenture, license or other legally binding commitment or obligation, whether written or oral.

“Copied Books and Records” means copies of Books and Records (or portions thereof) that are not Excluded Books and Records and that Seller or its Affiliates reasonably determine are (i) required to be retained by Seller or any such Affiliate (other than the Company) under applicable Law or any Governmental Order, (ii) reasonably related to any Excluded Liabilities or to any matter set forth on Schedule 7.3(a) or (iii) reasonably necessary to be retained by Seller or any such Affiliate for financial disclosure or reporting purposes.

“Counterparty” means either Life Reinsurer or Purchaser and “Counterparties” means both Life Reinsurer and Purchaser.

“CPA Firm” has the meaning set forth in Section 2.6(d).

“Current Employees” means all current employees of the Company as of the Closing Date.

“Department” means the South Carolina Department of Insurance.

“Disclosure Schedule” means Seller’s Disclosure Schedule or Purchaser’s Disclosure Schedule and “Disclosure Schedules” means, collectively, Seller’s Disclosure Schedule and Purchaser’s Disclosure Schedule.

“EB Volume Adjustment Amount” has the meaning set forth in Exhibit A.

“Effective Time” has the meaning set forth in Section 2.2.

“Employees” means all Current Employees and Former Employees.

“Encumbrances” means any mortgage, deed of trust, pledge, hypothecation, security interest, encumbrance, claim, lien or charge of any kind, in each case other than as arising under or imposed by this Agreement or any Ancillary Agreement.

“Environmental Law” means any Law relating to pollution or protection of the environment, including the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials.

“Equity Commitment Letter” has the meaning set forth in the Recitals.

“ERISA” has the meaning set forth in Section 3.11(a).

“ERISA Affiliate” means any trade or business, whether or not incorporated, that together with the Company would be deemed a “single employer” pursuant to Section 414(b), (c), (m) or (o) of the Code.

“ERISA Plans” has the meaning set forth in Section 3.11(c).

“Escrow Account” has the meaning set forth in the Recitals.

“Escrow Agreement” has the meaning set forth in the Recitals.

“Escrow Funds” has the meaning set forth in the Recitals.

“Estimated Adjusted Capital and Surplus” means the Company’s Adjusted Capital and Surplus as derived from the Estimated Balance Sheet.

“Estimated Balance Sheet” means the balance sheet of the Company prepared by Seller which shall (a) reflect Seller’s good faith estimate of the items set forth on a statutory balance sheet of the Company as of the Closing Date, prepared without giving effect to the Closing Date Transactions and (b) be prepared by Seller in accordance with SAP applied consistently with its application in connection with the preparation of the Quarterly Statutory Statement.

“Estimated EB Volume Adjustment Amount” means the EB Volume Adjustment Amount as set forth on the Estimated EB Volume Adjustment Schedule.

“Estimated EB Volume Adjustment Schedule” means a schedule prepared by Seller which shall (a) reflect Seller’s good faith estimate of the items set forth in Exhibit A hereto, including the EB Volume Adjustment Amount as of December 31, 2010 and (b) be prepared by Seller in accordance with and based upon (1) figures reflected in the Company’s Books and Records as of the date of determination and (2) SAP applied consistently with its application in connection with the preparation of the Quarterly Statutory Statement.

“Estimated NB Volume Adjustment Amount” means the NB Volume Adjustment Amount as set forth on the Estimated NB Volume Adjustment Schedule.

“Estimated NB Volume Adjustment Schedule” means a schedule prepared by Seller which shall (a) reflect Seller’s good faith estimate of the items set forth in Exhibit B hereto, including the NB Volume Adjustment Amount as of December 31, 2010 and (b) be prepared by Seller in accordance with and based upon (1) figures reflected in the Company’s Books and Records as of the date of determination and (2) SAP applied consistently with its application in connection with the preparation of the Quarterly Statutory Statement.

“Estimated Purchase Price” has the meaning set forth in Section 2.3.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Assets” means all assets of the Company that are related to the funding of non-qualified or change of control employee benefits (including the assets held in BMA Rabbi Trust — Account Number P50166001).

“Excluded Books and Records” means (i) any Books and Records that relate to any internal corporate proceedings of Seller or its Affiliates (other than the internal corporate proceedings of the Company), including minute books, shareholder consents, consolidated financial reports, documents and other materials reflecting or relating to internal approval processes of Seller or its Affiliates (other than the Company), (ii) any financial records (including general ledgers) or Tax Returns of Seller or its Affiliates (other than those of or relating to the Company) and (iii) any Books and Records that are stored electronically and are inextricably commingled with the books and records of Seller or its Affiliates (other than the Company).

“Excluded Liabilities” means Losses incurred by the Company arising from or related to (a) the Benefit Plans and (b) claims by Current Employees and Former Employees arising from their employment relationship with the Company (including discrimination, harassment, wrongful discharge, unfair labor practices, immigration or occupational safety) arising out of actions or inactions prior to the Effective Time.  For the avoidance of doubt, liabilities listed on Section 1.1(a) of Seller’s Disclosure Schedule, and any Losses related thereto shall not constitute Excluded Liabilities.

“Excluded Taxes” means (i) Taxes reflected as a liability in the calculation of Final Adjusted Capital and Surplus, and (ii) the amount of Taxes imposed on the Company from a reduction in the Company’s policyholder surplus account as a result of the transactions contemplated in this Agreement.

“Existing Surplus Note Repayment Amount” means $31,000,000, together with accrued but unpaid interest due thereon through the date on which the Existing Surplus Note is repaid.

“Existing Surplus Note” means the fully subordinated surplus note, dated April 30, 2003 between the Company and Seller in an aggregate principal amount of $31,000,000.

“Final Adjusted Capital and Surplus” has the meaning set forth in Section 2.6(e).

“Final Balance Sheet” has the meaning set forth in Section 2.6(e).

“Final EB Volume Adjustment Amount” has the meaning set forth in Section 2.6(e).

“Final EB Volume Adjustment Schedule” has the meaning set forth in Section 2.6(e).

“Final NB Volume Adjustment Amount” has the meaning set forth in Section 2.6(e).

“Final NB Volume Adjustment Schedule” has the meaning set forth in Section 2.6(e).

“Final Purchase Price Adjustment Materials” has the meaning set forth in Section 2.6(e).

“Form of Capital and Surplus Worksheet” means the Form of Capital and Surplus Worksheet set forth on Schedule 2.

“Former Employee” means any individual who formerly was employed by the Company or any of its predecessors at or prior to the Closing Date.

“GAAP” means generally accepted accounting principles in the United States.

“GAAP Financial Statements” has the meaning set forth in Section 3.7(a).

“Governmental Authority” means any U.S. or foreign federal, state, local, municipal, county or other governmental, quasi-governmental, administrative, regulatory or self-regulatory authority or organization, body, agency, court, tribunal, commission or other similar entity, including any branch, department or official thereof.

“Governmental Authorizations” means all licenses, permits, certificates and other authorizations and approvals of or by a Governmental Authority required (a) with respect to any Party, to perform its respective obligations hereunder and under the other Transaction Agreements to which it is a party, and (b) with respect to the Company, to carry on its business substantially as currently conducted under applicable Law and to perform its obligations hereunder and under the other Transaction Agreements to which it is a party.

“Governmental Order” means any order, writ, judgment, injunction, declaration, decree, stipulation, determination, award or agreement entered by or with any Governmental Authority.

“Hazardous Materials” means (a) petroleum and petroleum-derived substances, radioactive materials, asbestos, toxic molds or polychlorinated biphenyls, and (b) any pollutant, contaminant, hazardous substance, hazardous waste, toxic substance, waste, additive, chemical, material, or substance or other compound element, material or substance in any form whatsoever (including products) defined or regulated as such or for which liability or standards of care are imposed under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“IAS Contract” has the meaning set forth in Schedule 1.1(b).

“Indemnified Parties” has the meaning set forth in Section 7.3(a).

“Indemnifying Party” means the Party liable for indemnification pursuant to Article 7 hereof.

“Initial Adjusted Capital and Surplus” means $ 238,359,557.

“Insurance Contract” means any Contract or policy of insurance or reinsurance, binder, slip, endorsement or certificate, and forms with respect thereto, including any life, health, accident and disability insurance policy, variable, fixed, indexed or payout annuity, guaranteed investment contract and any other insurance policy or insurance or annuity contract or certificate, in each case issued or assumed by the Company.

“Intellectual Property” means (a) patents and patent applications; (b) trademarks, trademark registrations, trademark applications, trade names, service names, service marks and Internet domain name registrations (“Trademarks”); (c) copyrights, whether or not registered, and registrations and applications for registration thereof; (d) confidential proprietary information, including trade secrets, processes, methods, formulae, algorithms and know-how; and (e) rights in Software.

“Intercompany Agreements” means any Contract between the Company, on the one hand, and Seller or any Affiliate of Seller (other than the Company), on the other hand.

“Intercompany Obligation” means any loan, note, advance, receivable, payable or other obligation between Seller or any Affiliate of Seller (other than the Company), on the one hand, and the Company, on the other hand.

“IRS” means the Internal Revenue Service.

“Investor” has the meaning set forth in the Recitals.

“Knowledge of Life Reinsurer” or “Life Reinsurer’s Knowledge” means the actual knowledge after reasonable inquiry as of the date of this Agreement of any of the individuals set forth on Section 1.1(a) of Life Reinsurer’s Disclosure Schedule.

“Knowledge of Purchaser” or “Purchaser’s Knowledge” means the actual knowledge after reasonable inquiry as of the date of this Agreement of any of the individuals set forth on Section 1.1(a) of Purchaser’s Disclosure Schedule.

“Knowledge of Seller” or “Seller’s Knowledge” means the actual knowledge after reasonable inquiry as of the date of this Agreement of any of the individuals set forth on Section 1.1(b) of Seller’s Disclosure Schedule.

“Law” means any U.S. or foreign federal, regional, state or local law, statute, ordinance, directive, rule, regulation, order, judgment, decree, injunction or other legally binding obligation imposed by a Governmental Authority.

“Leased Real Property” has the meaning set forth in Section 3.13(a).

“Liability” means, with respect to any Person, any indebtedness, liability, claim (including unasserted claims whether known or unknown), loss, damage, deficiency, obligation or responsibility, fixed or unfixed, liquidated or unliquidated, secured or unsecured, accrued, absolute, contingent or otherwise.

“Life Business Reinsurance Agreement” has the meaning set forth in Section 5.7(b).

“Life Reinsurer” has the meaning set forth in the Preamble.

“Life Reinsurer’s Disclosure Schedule” means the disclosure schedule delivered by Life Reinsurer to Seller on the date of this Agreement.

“Life Reinsurer’s FSA” has the meaning set forth in Section 5.6(g).

“Life Reinsurer Confidentiality Agreement” means the Confidentiality and Nondisclosure Agreement, dated as of June 18, 2010, between RBC Insurance Services, Inc. and Protective Life Corporation.

“Life Reinsurer Specified Representations” has the meaning set forth in Section 7.1(a).

“Losses” means any damages, claims, losses, liabilities, charges, actions, suits, proceedings, deficiencies, Taxes, interest, penalties, and reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses).

“Material Adverse Effect” means:

(a)           with respect to the Company, any effect, event, condition or change that

(1)           has a material adverse effect on the assets, liabilities, business, operations, financial condition or results of operations of the Company, taken as a whole, excluding the impact of (A) changes in insurance Laws and other Laws of general applicability or changes in the interpretation thereof by Governmental Authorities, except to the extent any such change has had or would reasonably be expected to have a disproportional adverse effect on the Company compared to similar companies in the life insurance or annuity industries, (B) changes in GAAP or SAP or interpretations thereof, except to the extent any such change has had or would reasonably be expected to have a disproportional adverse effect on the Company compared to similar companies in the life insurance or annuity industries, (C) changes generally affecting the life insurance or annuity industries, including changes in economic or market conditions and changes in prevailing interest rates, currency exchange rates or price levels or trading volumes in the U.S. or foreign securities markets, except to the extent any such change has had or would reasonably be expected to have a disproportional adverse effect on the Company compared to similar companies in the life insurance or annuity industries, (D) changes in global or national political conditions (including the outbreak or escalation of war or acts of terrorism) or due to natural disasters, (E) the effects of the actions or omissions expressly contemplated by this Agreement or that are taken with the prior consent of Purchaser in connection with the transactions contemplated hereby, (F) the announcement or pendency of this Agreement and the transactions contemplated hereby, (G) adverse changes resulting from, or having the same effect as, plans of Purchaser, Life Reinsurer or their respective Affiliates that have been disclosed to the public or to employees, suppliers or customers of the Company, in each case with respect to restructuring, integrating or operating the Company following the Closing (including, in the case of (E), (F), (G), any change, or announcement of a potential change, in the credit rating of the Company, and the consequences of the exercise by any counterparty of contractual rights triggered thereby; provided, however, that the facts and circumstances underlying any such change or announcement may, except as may be provided in any other subsection of this definition, be considered in determining whether a Material Adverse Effect has occurred) and (H) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (provided, however, that the facts and circumstances underlying any such failure may, except as may be provided in any other subsection of this definition, be considered in determining whether a Material Adverse Effect has occurred); or

(2)           would materially impair the ability of the Company to perform its obligations under the Transaction Agreements;

(b)           with respect to Seller or USA Holdco, as applicable, any effect, event, condition or change that would materially impair the ability of Seller, USA Holdco or any of their respective Affiliates, as applicable, to perform their respective obligations under this Agreement or the Ancillary Agreements; and

(c)           with respect to Purchaser or Life Reinsurer, as applicable, any effect, event, condition or change that would materially impair the ability of Purchaser or Life Reinsurer, or any of their respective Affiliates, as applicable, to perform their respective obligations under the Transaction Agreements.

“Material Contract” means any Contract to which the Company is a party or by or to which the Company or any of its assets is bound or subject (other than Insurance Contracts, Reinsurance Agreements, Benefit Plans and Producer Agreements (except as set forth in paragraph (f) below)) and which:

(a)           requires or is reasonably likely to require payments in aggregate to or from the Company or the delivery or receipt by the Company of goods or services with a fair market value in excess of $250,000 in any twelve-month period or $500,000 throughout the term of such Contract, and is not terminable by the Company upon sixty (60) days or shorter notice without penalty or premium;

(b)           restricts or limits the Company’s ability to freely engage in any line or type of business in any particular geographic area or any particular medium, or provides for “exclusivity” or any similar requirement in favor of any Person other than the Company;

(c)           relates to the acquisition or disposition by the Company of any company, division or other enterprise, assets or business (whether by merger, sale of stock, sale of assets or otherwise), to the extent any continuing obligations of the Company thereunder remain in effect, and other than Portfolio Asset transactions in the ordinary course in accordance with the Company’s written investment policies in effect on the date of this Agreement;

(d)           provides for the incurrence of indebtedness for borrowed money by the Company, or the lending of money by the Company, in each case, in excess of $250,000 in the aggregate;

(e)           provides for the imposition of any material Encumbrance (other than a Permitted Encumbrance) on any assets of the Company;

(f)            is a Contract between the Company, on the one hand, and a Producer organization, on the other hand, responsible (a) in the case of annuities for at least $20,000,000 in deposits during the fiscal year ended December 31, 2009 or the twelve (12) month period preceding the date of this Agreement or (b) in the case of life insurance for at least $1,000,000 in new sales (measured by annualized premiums) during the fiscal year ended December 31, 2009 or the twelve (12) month period preceding the date of this Agreement;

(g)           is a partnership, joint venture or limited liability company agreement;

(h)           is an indemnification agreement pursuant to which a claim against the Company is pending or, to the Knowledge of Seller, threatened, or a reasonable factual basis for any such claim exists, in each case if Seller has determined that such claim or claims is or are reasonably likely to exceed $250,000 in the aggregate;

(i)            is an Intercompany Agreement that will not be terminated at or prior to Closing;

(j)            is an Affiliate Agreement that will not be terminated at or prior to Closing;

(k)           grants a right of first refusal or first offer or similar right;

(l)            contains guarantees or keep-wells made or supported by the Company;

(m)          provides for a preferred or “most favored nations” status for any party thereto;

(n)           evidences or implements any interest rate, derivatives or hedging transaction;

(o)           is a Contract listed in Section 3.14(a)(4) of Seller’s Disclosure Schedule; or

(p)           other than the Contracts listed above, provides for the outsourcing or delegation by the Company of material elements of its underwriting, claims, policy administration or investment management functions.

“McCamish Agreements” means, collectively, (i) that certain Master Administration Agreement, dated November 13, 2006, between McCamish Systems, L.L.C. and the Company and (ii) that certain Consulting Services Agreement dated March 24, 2006 between McCamish Systems, L.L.C. and the Company.

“NB Volume Adjustment Amount” has the meaning set forth in Exhibit B.

“New York Court” has the meaning set forth in Section 10.11.

“Non-Compete Period” has the meaning set forth in Section 5.14(a).

“Notice of Agreement” has the meaning set forth in Section 2.6(c).

“Notice Period” has the meaning set forth in Section 7.4(a).

“Ordinary Course Liabilities” means Liabilities incurred by the Company from time to time in the ordinary course of business under and in accordance with the terms of the Insurance Contracts; provided, however, that “Ordinary Course Liabilities” shall not include any Liabilities incurred by the Company due to bad faith claims under the Insurance Contracts, claims under the Insurance Contracts that are not within applicable policy limits or any other claims under the Insurance Contracts that are not within the express terms of the Insurance Contracts or are extra-contractual obligations.

“Owned Intellectual Property” means the Intellectual Property owned by the Company (solely or jointly with any Person).

“Owned Real Property” has the meaning set forth in Section 3.13(a).

“Party” or “Parties” has the meaning set forth in the Preamble.

“Pension Plan” has the meaning set forth in Section 3.11(c).

“Permits” has the meaning set forth in Section 3.12(b).

“Permitted Encumbrances” means the following Encumbrances:  (a) any Encumbrances disclosed in the Statutory Statements; (b) Encumbrances for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established (if required pursuant to SAP); (c) materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s Encumbrances and other like Encumbrances arising in the ordinary course of business by operation of Law for amounts not yet due or which are being contested in good faith or pursuant to original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business that would not reasonably be expected to materially impair or detract from the value and use of such property and assets; (d) all deposits that have been made in the ordinary course of business with any Governmental Authorities in connection with a governmental authorization, registration, filing, license, permit or approval; (e) landlords’ Encumbrances under leases arising by operation of Law for amounts not yet due; or (f) all exceptions to any title insurance coverage that (1) customarily or of necessity are not or cannot be removed (such as rights or instruments that are recorded against the applicable real property or any part thereof), (2) would be shown by a current title report or other similar report or listing, (3) may be shown by a current survey or physical inspection, (4) are zoning, building, subdivision, land use, environmental regulations or other similar requirements or restrictions or (5) are matters that are the obligations of tenants, subtenants or other occupants of any portion of any real property owned by the Company under any lease, sublease, license or other occupancy agreement, in each case to the extent such exceptions to title insurance coverage would not reasonably be expected materially to impair or detract from the value or use of the applicable properties and assets.

“Person” means an individual, a corporation, a partnership, an association, a limited liability company, a trust or other entity or organization.

“Personally Identifiable Information” means:  (i) any information that identifies or can be used to identify an individual, such as first and last name, social security number or other government issued number or identifier, date of birth, home or other physical address, e-mail address or other online contact information, telephone number, biometric data, mother’s maiden name, or other personally identifiable information; (ii) any “non-public personal information” as that term is defined in the Gramm-Leach-Bliley Act found at 15 USC Subchapter 1, § 6809(4); and (iii) “protected health information” as defined in the Health Insurance Portability and Accountability Act found at 45 CFR §160.103.

“Portfolio Assets” means any portfolio assets beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by the Company for investment purposes, including bonds, notes, debentures, mortgage loans, real estate and all other instruments of indebtedness, stocks, partnership or joint venture interests and all other equity interests, certificates issued by or interests in trusts, derivatives and all other assets acquired for investment purposes.

“Post-Closing Adjustment” has the meaning set forth in Section 2.6(g).

“Post-Closing Tax Period” means any Tax period beginning after the Effective Time; and, with respect to any Straddle Period, the portion of such Tax period beginning after the Effective Time.

“Pre-Closing Confidentiality Agreement” means those agreements by and between Seller or any of its Affiliates (including the Company), on the one hand, and Persons expressing an interest in acquiring an ownership interest (whether by merger, sale or purchase of capital stock, sale or purchase of assets, reinsurance or otherwise) in the capital stock or assets of Seller or the Company, on the other hand, with respect to the confidentiality of information about the Company.

“Pre-Closing Tax Period” means any Tax period ending at or before the Effective Time; and, with respect to any Straddle Period, the portion of such Tax period ending at the Effective Time.

“Preliminary Final Adjusted Capital and Surplus” means the Company’s Adjusted Capital and Surplus as derived from the Preliminary Final Balance Sheet.

“Preliminary Final Balance Sheet” means the balance sheet of the Company, which shall (a) reflect Purchaser’s good faith calculation of the actual values set forth on the Estimated Balance Sheet, prepared without taking into account the Closing Date Transactions and (b) be prepared by Purchaser in accordance with SAP applied consistently with its application in connection with the preparation of the Quarterly Statutory Statement.

“Preliminary Final EB Volume Adjustment Amount” means the EB Volume Adjustment Amount as set forth on the Preliminary Final EB Volume Adjustment Schedule.

“Preliminary Final EB Volume Adjustment Schedule” means a schedule prepared by Purchaser which shall (a) reflect Purchaser’s calculation of the items set forth in Exhibit A hereto, including the EB Volume Adjustment Amount as of December 31, 2010 and (b) be prepared by Purchaser in accordance with and based upon (1) figures reflected in the Company’s Books and Records as of the date of determination and (2) SAP applied consistently with its application in connection with the preparation of the Quarterly Statutory Statement.

“Preliminary Final NB Volume Adjustment Amount” means the NB Volume Adjustment Amount as set forth on the Preliminary Final NB Volume Adjustment Schedule.

“Preliminary Final NB Volume Adjustment Schedule” means a schedule prepared by Purchaser which shall (a) reflect Purchaser’s calculation of the items set forth in Exhibit B hereto, including the NB Volume Adjustment Amount as of December 31, 2010 and (b) be prepared by Purchaser in accordance with and based upon (1) figures reflected in the Company’s Books and Records as of the date of determination and (2) SAP applied consistently with its application in connection with the preparation of the Quarterly Statutory Statement.

“Producer Agreements” means Contracts between the Company and any agent, broker or distributor in respect of the marketing, selling, servicing or issuing of insurance business by the agent, broker or producer of the Company.

“Producers” has the meaning set forth in Section 3.17(a).

“Purchase” means the purchase by Purchaser of the Shares.

“Purchase Price” has the meaning set forth in Section 2.3.

“Purchase Price Adjustment Materials” has the meaning set forth in Section 2.6(a)(3).

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Bermuda Statutory Statements” has the meaning set forth in Section 4.9(a)(2).

“Purchaser Confidentiality Agreement” means the Confidentiality and Nondisclosure Agreement, dated as of July 12, 2010 between RBC Insurance Services, Inc., Apollo Global Management LLC, Purchaser and Annuity Reinsurer.

“Purchaser Indemnified Parties” has the meaning set forth in Section 7.3(a).

“Purchaser Specified Representations” has the meaning set forth in Section 7.1(a).

“Purchaser’s Disclosure Schedule” has the meaning set forth in the preamble to Article 4.

“Quarterly Statutory Statement” has the meaning set forth in Section 3.7(b).

“RBC” means Royal Bank of Canada, a Canadian chartered bank.

“RBC Severance Plan” has the meaning set forth in Section 5.6(b).

“Real Property Leases” has the meaning set forth in Section 3.13(a).

“Redeemed Shares” means that number of shares equal to the product of the number of shares issued and outstanding immediately prior to the Closing Date Share Redemption multiplied by the quotient of the Closing Date Share Redemption Amount divided by $628,100,000.

“Registered Intellectual Property” means all Owned Intellectual Property that is currently registered, filed or issued under the authority of any Governmental Authority (or, in the case of an Internet domain name, with an Internet domain name registrar), or for which a pending application to register has been filed with any Governmental Authority.

“Registered Separate Accounts” has the meaning set forth in Section 3.30(a).

“Regulatory Approvals” means the consents, approvals, waivers, authorizations, notices and filings referred to in Section 3.5(a), Section 4.3(a) or Schedule 6.1(b).

“Regulatory Asset Adequacy Issues Summary” means each regulatory asset adequacy issues summary in respect of the Company delivered to the Department for the years ended December 31, 2007, 2008 and 2009, including all amendments, supplements, errata and annexes thereto.

“Reinsurance Agreements” means any reinsurance or retrocessional treaty or agreement, including facultative certificates, other than the Closing Date Reinsurance Agreements, to which the Company is a party or under which it has any existing rights, obligations or liabilities and which (a) is in force as of the date of this Agreement or (b) is terminated or expired as of the date of this Agreement but under which the Company may continue to receive benefits or have obligations.

“Reinsurance Transactions” means the transactions contemplated by the Closing Date Reinsurance Agreements.

“Representatives” means, with respect to any Person, the directors, officers, employees, partners, agents, contractors or advisors (including attorneys, accountants, consultants, bankers and financial advisors) of such Person.

“Resolution Process” has the meaning set forth in Section 5.5(e).

“Restricted Person” has the meaning set forth in Section 5.14(a).

“Restricted Products” has the meaning set forth in Section 5.14(a).

“Review Period” has the meaning set forth in Section 2.6(c).

“SAP” has the meaning set forth in Section 3.7(b).

“SCDOI” has the meaning set forth in Section 5.22(a).

“SEC” has the meaning set forth in Section 3.30(b).

“SEC Reports” has the meaning set forth in Section 3.30(b).

“Securities Act” has the meaning set forth in Section 4.8(a).

“Seller” has the meaning set forth in the Preamble.

“Seller Indemnified Parties” has the meaning set forth in Section 7.2(a).

“Seller Specified Representations” has the meaning set forth in Section 7.1(a).

“Seller’s 401(k) Plan” has the meaning set forth in Section 5.6(c).

“Seller’s Disclosure Schedule” has the meaning set forth in the preamble to Article 3.

“Seller’s FSA” has the meaning set forth in Section 5.6(g).

“Seller’s Group” means any “affiliated group” (as defined in Section 1504(a) of the Code without regard to the limitations contained in Section 1504(b)) that, at any time on or before the Closing Date, includes or has included Seller or any predecessor of or successor to Seller, or any other group of corporations that, at any time on or before the Closing Date, files or has filed Tax Returns on a combined, consolidated or unitary basis with Seller or any predecessor of or successor to Seller.

“Seller’s Marks” has the meaning set forth in Section 5.8(b).

“Seller’s Objection” has the meaning set forth in Section 2.6(c).

“Separate Accounts” has the meaning set forth in Section 3.30(a).

“Share Redemption Cash Consideration” has the meaning set forth in Section 5.22(a).

“Shares” means all of the issued and outstanding shares of capital stock of or other equity or voting interest in the Company.

“Software” means (a) computer programs, including software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (b) databases, including any and all data and collections of data, whether machine readable or otherwise, and (c) all documentation including user manuals and other training documentation relating to any of the foregoing.

“Statutory Statements” has the meaning set forth in Section 3.7(b).

“Straddle Period” means any taxable year or period beginning on or before and ending after the Effective Time.

“Subsidiary” means with respect to any entity, any other entity as to which it owns, directly or indirectly, or otherwise controls, more than 50% of the outstanding stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such entity.

“Tax” or “Taxes” means all federal, state, local and foreign net or gross income, profits, franchise, gross receipts, premium, license, environmental (including taxes under Section 59A of the Code), customs duty, escheat payments, capital stock, alternative or add-on minimum, severances, stamp, transfer, payroll, sales, employment, unemployment, disability, use, ad valorem, property, withholding, excise, retaliatory, occupation, production, value added, windfall, occupancy and other taxes, charges, fees, levies, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions imposed by any Governmental Authority and any liability for any of the foregoing as transferee.

“Tax Attribute” has the meaning set forth in Section 3.10(m).

“Tax Contest” has the meaning set forth in Section 3.10(d).

“Tax Returns” means all reports and returns relating to or required to be filed in connection with any Tax, including any information return, claim for refund, amended return or declaration of estimated Tax.

“Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) binding the Company that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit.

“Taxing Authority” means the IRS and any other Governmental Authority responsible for the administration and/or collection of any Tax.

“Third Party” means any Person other than the Company, Purchaser, Life Reinsurer, Seller, USA Holdco or any of their respective Affiliates.

“Third-Party Claim” has the meaning set forth in Section 7.4(a).

“Towers Watson” has the meaning set forth in Section 3.26(a).

“Trademark License Agreement” means the Trademark License Agreement substantially in the form of Annex D attached hereto.

“Transaction Agreements” means, collectively, this Agreement, the Ancillary Agreements, the Administrative Services Agreement, the Equity Commitment Letter, the Escrow Agreement, the Closing Date Note and the Closing Date Reinsurance Agreements.

“Transferred Shares” has the meaning set forth in Section 2.1(b).

“Transferring Employees” has the meaning set forth in Section 5.6(a).

“Transition Services Agreement” means the Transition Services Agreement substantially in the form of Annex E attached hereto.

“Treasury Regulations” means the regulations prescribed under the Code.

“Unresolved Items” has the meaning set forth in Section 2.6(d).

“USA Holdco” has the meaning set forth in the Preamble.

“USA Holdco Specified Representations” has the meaning set forth in Section 7.1(a).

“WARN Act” has the meaning set forth in Section 5.6(a).

Section 1.2             Interpretation.

(a)           As used in this Agreement, unless the express context otherwise requires, references:

(1)           to the Preamble or to the Recitals, Sections, Annexes, Exhibits or Schedules are to the Preamble or a Recital or Section of, or an Annex, Exhibit or Schedule to, this Agreement;

(2)           to any Contract (including this Agreement) or organizational document are to the Contract or organizational document as amended, modified, supplemented or replaced from time to time;

(3)           to any statute or regulation are to the statute or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and to any section of any statute or regulation include any successor to the section;

(4)           to any Governmental Authority include any successor to the Governmental Authority and to any Affiliate include any successor to the Affiliate;

(5)           to any copy of any Contract or other document are to a correct and complete copy; and

(6)           to the transactions contemplated by this Agreement are to each transaction contemplated by or provided for in this Agreement and any Contracts entered into in connection with this Agreement.

(b)           Whenever the words “include”, “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation”.  Any singular term in this Agreement will be deemed to include the plural, and any plural term the singular.  All pronouns and variations of pronouns will be deemed to refer to the feminine, masculine or neuter, singular or plural, as the identity of the Person referred to may require.

(c)           The terms “dollars” and “$” mean U.S. dollars, unless otherwise indicated.

(d)           It is the intention of the Parties that this Agreement not be construed more strictly with regard to one Party than with regard to any other Party.

ARTICLE 2
Purchase and Sale

Section 2.1             Purchase and Sale.

(a)           Closing Date Share Redemption.  On the Closing Date, effective immediately prior to the Effective Time but after the payment of the Existing Surplus Note Repayment Amount, (i) Seller shall surrender to the Company for cancellation, stock certificates representing the Redeemed Shares and (ii) the Company shall (A) redeem and cancel the Redeemed Shares and (B) pay the Share Redemption Cash Consideration, if any, to Seller, by wire transfer of immediately available funds to the account designated by Seller pursuant to Section 2.4(a)(i), and (C) execute, issue and deliver to Seller the Closing Date Note in an outstanding principal amount equal to the difference between (i) the Closing Date Share Redemption Amount and (ii) the Share Redemption Cash Consideration, if any, in respect of such Redeemed Shares (such transaction, the “Closing Date Share Redemption”).

(b)           Transferred Shares.  On the terms and subject to the conditions set forth in this Agreement, at the Closing and after giving effect to the Closing Date Share Redemption, Seller shall sell, transfer, assign, convey or deliver, or cause to be sold, transferred, assigned or delivered to Purchaser, and Purchaser shall purchase and accept from Seller, all of the issued and outstanding shares of capital stock of or other equity or voting interest in the Company as of the Effective Time (in the aggregate, the “Transferred Shares”), free and clear of any and all Encumbrances, for the consideration specified in this Article 2.

(c)           Closing Date Note Redemption.  On the Closing Date, effective immediately following the Effective Time but after the consummation of the Reinsurance Transactions, Purchaser shall cause the Company to repay and redeem the issued and outstanding Closing Date Note by wire transfer of immediately available funds to the account designated by Seller pursuant to Section 2.4(a)(i) of an amount equal to the outstanding principal amount of the Closing Date Note, and Seller shall surrender the Closing Date Note to the Company for cancellation.

Section 2.2             Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York at 10:00 A.M., New York City time, on the later of (a) the first Business Day of January 2011 and (b) the first Business Day of the month following the month during which the last of the conditions in Article 6 (other than conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver at or prior to the Closing of all such conditions) has been satisfied or waived in accordance with this Agreement (the “Condition Satisfaction”) or, if the Condition Satisfaction occurs less than three (3) Business Days prior to the first Business Day of any month, on the first Business Day of the immediately succeeding month, or at such other time and place as the Parties hereto may mutually agree; it being understood that, if the Condition Satisfaction occurs at any time in April 2011, the Closing shall occur on April 29, 2011.  The date on which the Closing occurs is referred to herein as the “Closing Date”.  Upon occurrence of the Closing, the purchase and sale of the Transferred Shares described in Section 2.1(b) shall be deemed to have become effective at 12:01 A.M., New York City time, on the Closing Date (the “Effective Time”), the payment of the Existing Surplus Note Repayment Amount shall be deemed to have become effective at 12:00:30 A.M., New York City time, on the Closing Date, the Closing Date Share Redemption shall be deemed to have become effective at 12:00:45 A.M., New York City time, on the Closing Date and the Closing Date Reinsurance Agreements shall be deemed to have become effective immediately following the Effective Time; it being understood that, if the Closing Date is April 29, 2011, the Parties shall jointly determine the effective times of the purchase and sale of the Transferred Shares, the payment of the Existing Surplus Note Repayment Amount and the Closing Date Share Redemption, provided that Seller shall receive the Existing Surplus Note Repayment Amount, the Estimated Purchase Price, the Share Redemption Cash Consideration (if any) and the repayment of the Closing Date Note in immediately available funds on the Closing Date and that the Closing Date Reinsurance Agreements shall be deemed to have become effective at 11:59 P.M. on the Closing Date.

Section 2.3             Purchase Price.  The purchase price for the Transferred Shares shall be an amount equal to (a) $628,100,000, minus (b) the Closing Date Share Redemption Amount, plus (c) the Estimated EB Volume Adjustment Amount, if any, minus (d) the Estimated NB Volume Adjustment Amount, if any, (e) (1) plus the excess, if any, of the Estimated Adjusted Capital and Surplus over the Initial Adjusted Capital and Surplus, or (2) minus the excess, if any, of the Initial Adjusted Capital and Surplus over the Estimated Adjusted Capital and Surplus (such total amount, the “Estimated Purchase Price”).  The Estimated Purchase Price, as adjusted pursuant to Section 2.6, is hereinafter referred to as the “Purchase Price.”

Section 2.4             Pre-Closing Deliverables.

(a)           Not less than ten (10) Business Days prior to the anticipated Closing Date, Seller shall (i) deliver to Purchaser instructions designating the account into which the Estimated Purchase Price, the Share Redemption Cash Consideration, if any, and the repayment of the Closing Date Note shall be deposited by wire transfer on the Closing Date and (ii) prepare, or cause to be prepared (in good faith and in accordance with this Agreement), and deliver to Purchaser and Life Reinsurer:

(1)           the Estimated Balance Sheet;

(2)           the Estimated EB Volume Adjustment Schedule and the Estimated NB Volume Adjustment Schedule; and

(3)           a statement setting forth a reasonably detailed calculation of (A) the Estimated Adjusted Capital and Surplus of the Company, as derived from the Estimated Balance Sheet in accordance with the Form of Capital and Surplus Worksheet, (B) the Estimated EB Volume Adjustment Amount as set forth on the Estimated EB Volume

Adjustment Schedule and (C) the Estimated NB Volume Adjustment Amount as set forth on the Estimated NB Volume Adjustment Schedule.

(b)           Not less than ten (10) Business Days prior to the anticipated Closing Date, Purchaser shall deliver or cause to be delivered to Seller a request for the resignation of certain directors and officers of the Company.

(c)           Seller shall have delivered to Purchaser the list of bank names and other information required in accordance with Section 5.27.

Section 2.5             Payment at Closing.  At the Closing, Purchaser shall pay to Seller the Estimated Purchase Price and the Company shall pay to Seller the Share Redemption Cash Consideration, if any, in each case by wire transfer of immediately available funds to the account designated by Seller pursuant to Section 2.4(a)(i).

Section 2.6             Post-Closing Adjustment.

(a)           As soon as practicable, and in any event within ninety (90) days following the Closing Date, Purchaser shall prepare, or cause to be prepared (in good faith and in accordance with this Agreement), and deliver to Seller and Life Reinsurer:

(1)           the Preliminary Final Balance Sheet;

(2)           the Preliminary Final EB Volume Adjustment Schedule and the Preliminary Final NB Volume Adjustment Schedule; and

(3)           a statement setting forth a reasonably detailed calculation of (A) the Preliminary Final Adjusted Capital and Surplus of the Company, as derived from the Preliminary Final Balance Sheet in accordance with the Form of Capital and Surplus Worksheet, (B) the Preliminary Final EB Volume Adjustment Amount as set forth on the Preliminary Final EB Volume Adjustment Schedule and (C) the Preliminary Final NB Volume Adjustment Amount as set forth on the Preliminary Final NB Volume Adjustment Schedule (collectively with the materials described in Section 2.6(a)(1), (2) and (3), the “Purchase Price Adjustment Materials”).

(b)           In connection with Purchaser’s preparation of the Purchase Price Adjustment Materials, to the extent that Purchaser does not have all relevant information in its possession, Seller shall provide to Purchaser, Life Reinsurer and their respective Representatives full access to the books and records of Seller and to any other information, including work papers of its accountants (subject to execution by Purchaser, Life Reinsurer and/or their respective Representatives, as applicable, of a customary hold-harmless agreement in form and substance reasonably acceptable to such accountants), and to any employees during regular business hours and on reasonable advance notice, in each case, to the extent reasonably necessary for Purchaser’s preparation of the Purchase Price Adjustment Materials.

(c)           Within thirty (30) days following its receipt of the Purchase Price Adjustment Materials from Purchaser (the “Review Period”), Seller shall either (1) notify Purchaser and Life Reinsurer in writing of its agreement with the Purchase Price Adjustment Materials and the calculations set forth therein (“Notice of Agreement”); or (2) if Seller determines that any of the Purchase Price Adjustment Materials or the calculations reflected therein have not been prepared on the basis set forth in Section 2.6(a) or contains or reflects mathematical errors, inform Purchaser and Life Reinsurer in writing of its objection (the “Seller’s Objection”), which notice shall set forth in reasonable detail a description of the basis of the Seller’s Objection and the adjustments to such Purchase Price Adjustment Materials or the calculations reflected therein that Seller requests be made.  Purchaser shall, following the Closing Date through the date that the Purchase Price Adjustment Materials become the Final Purchase Price Adjustment Materials in accordance with the penultimate sentence of Section 2.6(e), take all actions necessary or desirable to maintain and preserve all accounting books, records, policies and procedures on which the Purchase Price Adjustment Materials are based or on which the Final Purchase Price Adjustment Materials are to be based so as not to impede or delay the determination of the Purchase Price Adjustment Materials or the preparation of the Seller’s Objection or the Final Purchase Price Adjustment Materials in the manner and utilizing the methods permitted by this Agreement.  Upon receipt by Purchaser and Life Reinsurer of a Notice of Agreement from Seller or if no Seller’s Objection is received by Purchaser and Life Reinsurer prior to the expiration of the Review Period, the Purchase Price Adjustment Materials, Purchaser’s calculation of the Preliminary Final Adjusted Capital and Surplus, the Preliminary Final EB Volume Adjustment Amount and the Preliminary Final NB Volume Adjustment Amount shall be deemed to have been accepted by Seller and will become final and binding upon the Parties in accordance with the penultimate sentence of Section 2.6(e).

(d)           If Seller timely delivers a Seller’s Objection to Purchaser and Life Reinsurer, Purchaser and Life Reinsurer shall have thirty (30) days from the date of such delivery to review and respond to Seller’s Objection (the “Consultation Period”).  The Parties shall use reasonable, good faith efforts to resolve any disagreements that they may have with respect to the matters set forth in the Seller’s Objection.  If the Parties are unable to resolve all of their disagreements with respect to the matters set forth in the Seller’s Objection within ten (10) Business Days following the expiration of the Consultation Period, then the Parties shall submit all matters that remain in dispute with respect to the Seller’s Objection (along with a copy of the Purchase Price Adjustment Materials and Purchaser’s calculation of the amounts set forth therein, marked to indicate those line items that are still in dispute) to Ernst & Young, LLP, or another internationally recognized firm of independent certified public accountants with appropriate actuarial expertise as to which the Parties mutually agree (the “CPA Firm”), which shall, acting as an expert and not as an arbitrator, make a final determination, on the basis of the standard set forth in Section 2.6(a) hereof, and only with respect to any remaining differences submitted to the CPA Firm, in accordance with this Section 2.6(d), of the appropriate amount of each line item in the Purchase Price Adjustment Materials and Purchaser’s calculation of the amounts set forth therein as to which the Parties disagree (such items that remain in dispute, the “Unresolved Items”).

(e)           The Parties shall instruct the CPA Firm to deliver its written determination to Purchaser, Life Reinsurer and Seller no later than fifteen (15) Business Days after the Unresolved Items are referred to the CPA Firm.  The CPA Firm’s determination shall include a certification that it reached such determination in accordance with this Section 2.6(e) and shall be conclusive and binding upon the Parties, absent clear and manifest error.  With respect to each Unresolved Item, the CPA Firm’s determination, if not in accordance with the position of either Seller or Purchaser, shall not be more favorable to Seller than the amounts advocated by Seller in the Seller’s Objection or more favorable to Purchaser than the amounts advocated by Purchaser in the Purchase Price Adjustment Materials or Purchaser’s calculations of the amounts set forth therein with respect to such disputed line item and/or calculation.  For the avoidance of doubt, (1) the CPA Firm’s review of the Purchase Price Adjustment Materials and Purchaser’s calculation of the amounts set forth therein shall be limited to a determination of whether such documents and calculations were prepared in accordance with Section 2.6(a), and (2) the CPA Firm shall not review any line items or make any determination with respect to any matters other than the Unresolved Items that were referred to the CPA Firm for resolution pursuant to this Section 2.6(e).  The Purchase Price Adjustment Materials and the determination of the amounts set forth therein that are final and binding on the Parties, as determined either through (A) Seller’s delivery of a Notice of Agreement pursuant to Section 2.6(c), (B) Seller’s failure to deliver Seller’s Objection prior to expiration of the Review Period pursuant to Section 2.6(c), (C) agreement by the Parties during the Consultation Period or (D) the determination of the CPA Firm pursuant to this Section 2.6(e) are referred to herein as the “Final Purchase Price Adjustment Materials”, “Final Balance Sheet”, “Final Adjusted Capital and Surplus”, “Final EB Volume Adjustment Schedule”, “Final EB Volume Adjustment Amount”, “Final NB Volume Adjustment Schedule” and “Final NB Volume Adjustment Amount”, as the case may be.  For the avoidance of doubt and notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and agree that from and after the Closing, the resolution process set forth in this Section 2.6 shall be the sole remedy of the Parties with respect to all matters and calculations expressly included in the Purchase Price Adjustment Materials and the Final Balance Sheet and that such resolution process forecloses any right of the Parties to indemnification pursuant to Article 7 with respect to such matters; provided, however, that the facts and circumstances underlying the matters determined in the resolution process may be considered in determining whether any breach of a representation or warranty made hereunder has occurred; provided, further, that any resulting indemnification claim made under Article 7 shall not result in a duplication of recoveries.

(f)            The Parties agree that judgment may be entered upon the CPA Firm’s determination in any court having jurisdiction over Purchaser or Seller, as the case may be.  The fees and disbursements of the CPA Firm shall be paid by the Parties in proportion to those matters submitted to the CPA Firm that are resolved against that Party, as such fees and disbursements are allocated by the CPA Firm in accordance with this Section 2.6 at the time of the CPA Firm’s determination.  At any time following delivery of any Purchase Price Adjustment Materials, Purchaser shall, and shall cause the Company to, provide to Seller and its Representatives full access to the Books and Records of the Company and to any other information, including work papers of its accountants (subject to execution by Seller and/or its Representatives, as applicable, of a customary hold-harmless agreement in form and substance reasonably acceptable to such accountants), and to any employees during regular business hours and on reasonable advance notice, to the extent necessary for Seller to review the Purchase Price Adjustment Materials or Purchaser’s calculation of the amounts set forth therein, to prepare Seller’s Objection or to prepare materials for presentation to the CPA Firm.  The Parties shall make readily available to the CPA Firm, during regular business hours and on reasonable advance notice, interviews with such employees, and all relevant information, books and records and any work papers of their respective accountants (in each case, subject to execution by the CPA Firm of a customary hold-harmless agreement in form and substance reasonably acceptable to such accountants) relating to the Purchase Price Adjustment Materials and any Unresolved Items and all other items reasonably required by the CPA Firm to fulfill its obligations under Section 2.6(e).  In acting under this Agreement, the CPA Firm will be entitled to the privileges and immunities of an arbitrator.

(g)           The “Post-Closing Adjustment” shall be the amount equal to (1) (x) the Final Adjusted Capital and Surplus minus (y) the Estimated Adjusted Capital and Surplus plus (2) (x) the Final EB Volume Adjustment Amount minus (y) the Estimated EB Volume Adjustment Amount minus (3) (x) the Final NB Volume Adjustment Amount minus (y) the Estimated NB Volume Adjustment Amount.  If the Post-Closing Adjustment is a positive amount, then Purchaser shall pay in cash to Seller the amount in United States dollars equal to the Post-Closing Adjustment.  If the Post-Closing Adjustment is a negative amount, then Seller shall pay in cash to Purchaser the amount in United States dollars equal to the absolute value of the Post-Closing Adjustment.  Any such payments shall be made by wire transfer of immediately available funds to an account designated by Seller or Purchaser (as applicable) within two (2) Business Days after the Purchase Price Adjustment Materials and the amounts calculated therein become the Final Purchase Price Adjustment Materials and final and binding calculations of such amounts, respectively, in accordance with this Section 2.6, together with an amount of interest on such payment at the Applicable Rate calculated on the basis of a 360-day year for the actual number of days elapsed, accrued from the Closing Date until, but not including, the date of payment.  Any payment made pursuant to this Section 2.6 shall be treated for all tax purposes as an adjustment to the Purchase Price.

Section 2.7             Closing Deliveries.  At the Closing, in addition to the payment by Purchaser of the Estimated Purchase Price and the payment by the Company of the Share Redemption Cash Consideration, if any, in each case pursuant to Section 2.5,

(a)           Purchaser shall deliver or cause to be delivered:

(1)           to Seller, a certificate of the Secretary, Assistant Secretary or other duly authorized officer of Purchaser, dated the Closing Date, as to the resolutions duly and validly adopted by the Board of Directors of Purchaser evidencing its authorization of the execution, delivery and performance of this Agreement and the other Transaction Agreements to which Purchaser is a party;

(2)           to Seller, the certificates referenced in Sections 6.4(a)(1) and (b)(1); and

(3)           to Seller and Life Reinsurer, counterparts of each of the Transaction Agreements (other than the Closing Date Reinsurance Agreements) to which Purchaser and/or its Affiliates (other than the Company) is a party, duly executed by Purchaser and/or such Affiliates of Purchaser (other than the Company).

(b)           Seller shall deliver or cause to be delivered:

(1)           to Purchaser, a certificate or certificates evidencing all of the Transferred Shares, duly endorsed in blank or accompanied by stock powers duly executed in blank, in proper form for transfer on the stock transfer books of the Company and with any requisite stock transfer Tax stamps properly affixed thereto;

(2)           to Purchaser, a certificate or certificates evidencing the cancellation of all of the Redeemed Shares;

(3)           to Purchaser and Life Reinsurer, a certificate of the Secretary, Assistant Secretary or other duly authorized officer of Seller, dated the Closing Date, as to the resolutions duly and validly adopted by the Board of Directors of Seller evidencing its authorization of the execution, delivery and performance of this Agreement and the other Transaction Agreements to which Seller is a party;

(4)           to Purchaser and Life Reinsurer, a certificate of the Secretary, Assistant Secretary or other duly authorized officer of the Company or any Affiliate of Seller that is a party to any Transaction Agreement, dated the Closing Date, as to the resolutions duly and validly adopted by the Board of Directors of the Company or such Affiliate, as the case may be, evidencing its authorization of the execution, delivery and performance of this Agreement and the other Transaction Agreements to which the Company or such Affiliate, as the case may be, is a party;

(5)           to Purchaser, an affidavit in a form reasonably satisfactory to Purchaser, stating under penalties of perjury its U.S. taxpayer identification number and that it is not a foreign person within the meaning of Section 1445(b)(2) of the Code;

(6)           to Purchaser, copies of the resignations referenced in Section 6.3(a);

(7)           to Purchaser, the certificates referenced in Sections 6.2(a) and (b);

(8)           to Life Reinsurer, the certificates referenced in Sections 6.2(a) and (b);

(9)           to Purchaser, the Books and Records of the Company in accordance with Section 5.20;

(10)         to Purchaser, the releases contemplated by Section 5.9(a);

(11)         to Purchaser, a copy of each Assigned Pre-Closing Confidentiality Agreement in accordance with Section 5.1(e); and

(12)         to Purchaser and Life Reinsurer, counterparts of each of the Transaction Agreements (other than the Closing Date Reinsurance Agreements) to which Seller and/or its Affiliates (including the Company) is a party, duly executed by Seller and/or such Affiliates (including the Company).

(c)           Life Reinsurer shall deliver or cause to be delivered:

(1)           to Seller, a certificate of the Secretary, Assistant Secretary or other duly authorized officer of Life Reinsurer, dated the Closing Date, as to the resolutions duly and validly adopted by the Board of Directors of Life Reinsurer evidencing its authorization of the execution, delivery and performance of this Agreement and the other Transaction Agreements to which Life Reinsurer is or will be a party;

(2)           to Seller, the certificates referenced in Sections 6.4(a)(2) and (b)(2); and

(3)           to Purchaser and Seller, counterparts of each of the Transaction Agreements to which Life Reinsurer is or will be a party, duly executed by Life Reinsurer.

Section 2.8             Post-Closing Deliveries.  On the Closing Date, immediately following the Closing,

(a)           Purchaser shall cause: (i) the Company to deliver to Life Reinsurer, a counterpart of the Life Business Reinsurance Agreement, duly executed by the Company; and (ii) Annuity Reinsurer and the Company to deliver to each other a counterpart of the Annuity Business Reinsurance, duly executed by each of them;

(b)           Life Reinsurer shall deliver to the Company a counterpart of the Life Business Reinsurance Agreement, duly executed by Life Reinsurer; and

(c)           Seller shall deliver or cause to be delivered to the Company the Closing Date Note for cancellation, immediately upon repayment by the Company of the Closing Date Note.

Section 2.9             No Set-off.  Neither Seller or any of its Affiliates, on the one hand, nor Purchaser, Life Reinsurer or any of their respective Affiliates, on the other hand, shall have any set-off or other similar rights with respect to (a) any of the funds received by such Party pursuant to this Agreement or (b) any other amounts claimed to be owed to the other Party or its Affiliates arising out of this Agreement or any other agreement, including, for the avoidance of doubt, the Ancillary Agreements.

ARTICLE 3
Representations and Warranties of Seller

Except as otherwise set forth in the disclosure schedule delivered by Seller to Purchaser on the date of this Agreement (“Seller’s Disclosure Schedule”), Seller makes the following representations and warranties to each of Purchaser and Life Reinsurer as of the date of this Agreement and as of the Closing Date; provided, however, that any representations and warranties that are made as of a specific date or as of the date of this Agreement are only made as of such date:

Section 3.1             Organization and Authority of Seller.  Seller (a) is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, (b) has all requisite power to operate its business as now conducted and (c) is duly qualified as a foreign corporation to do business, and is in good standing (if applicable), in each jurisdiction where the conduct of its business or the ownership or leasing of its properties requires such qualification, except where failure to so qualify or be in good standing would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect with respect to Seller or the Company.  Seller and each applicable Affiliate of Seller (including the Company) has all requisite corporate power and authority to execute and deliver this Agreement and each Transaction Agreement to which it is or, prior to the Effective Time, will be a party, and to perform its obligations hereunder and thereunder.  No additional corporate proceedings on the part of Seller or any applicable Affiliate of Seller (including the Company) are necessary to authorize the consummation of this Agreement or the Transaction Agreements to which any of them is or, prior to the Effective Time, will be a party, or the transactions contemplated hereby or thereby.

Section 3.2             Binding Effect.  This Agreement and each of the other Transaction Agreements to which Seller or any applicable Affiliate of Seller (including the Company) is or, prior to the Effective Time, will be a party has been, or upon execution and delivery thereof, will be, duly and validly authorized, executed and delivered by Seller and each applicable Affiliate of Seller (including, prior to the Effective Time, the Company) to the extent a party thereto and constitutes a valid and legally binding obligation of Seller and each applicable Affiliate of Seller (including, prior to the Effective Time, the Company) to the extent a party thereto enforceable against Seller and each such Affiliate of Seller (including, prior to the Effective Time, the Company) to the extent a party thereto in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights, including creditors of insurance companies, and to general equity principles (the “Bankruptcy and Equity Exceptions”).

Section 3.3             Organization, Qualification and Authority of the Company.  The Company (a) is a corporation duly incorporated and validly existing under the Laws of the State of South Carolina, (b) has all requisite corporate power and authority to own, lease or otherwise hold its assets and to carry on its business as currently conducted and (c) is duly qualified as a foreign corporation to do business, and is in good standing (if applicable), in each jurisdiction where the conduct of its business or the ownership or leasing of its properties requires such qualification, except, in the case of clauses (b) and (c), where the failure to have such power and authority or to be so qualified or in good standing, as the case may be, would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect with respect to the Company.  Seller has made available to Purchaser (1) copies of the Articles of Incorporation and By-Laws, in each case as amended to the date of this Agreement, and (2) copies of the stock transfer books and minute books or similar records of the Company.

Section 3.4             Capital Structure; Ownership of the Shares.

(a)           The authorized capital stock of the Company consists of 24,000,000 shares of Common Stock, of which 10,000,000 shares are issued and outstanding, and 3,000,000 shares of preferred stock, par value $1.00 per share, none of which is issued and outstanding.  The Transferred Shares, following the Closing Date Share Redemption, will be the only shares of capital stock of, or other equity or voting interest in, the Company issued and outstanding.  All of the Shares have been duly authorized and validly issued and are fully paid and non-assessable and were not issued in violation of any preemptive or subscription rights, applicable Law or the organization documents of the Company.  Except for this Agreement, there are no preemptive or other outstanding rights, options, warrants, subscriptions, puts, calls, conversion rights, voting trusts, stockholder agreements, proxies or other rights, agreements or commitments of any character relating to the authorized and issued, unissued or treasury shares of capital stock of the Company.  Other than the Existing Surplus Note and, as of the Closing Date, the Closing Date Note, the Company has not issued any debt securities or other securities that are convertible into, or exchangeable or redeemable for, or that give any Person a right to subscribe for or acquire, capital stock of the Company, and no such securities or obligations evidencing such rights are outstanding.  There are no capital appreciation rights, phantom stock plans, securities with participation rights or features, or similar obligations and commitments of the Company.  Except for the Closing Date Share Redemption, there are no obligations, contingent or otherwise, to repurchase, redeem (or establish a sinking fund with respect to redemption) or otherwise acquire any shares of capital stock of the Company.

(b)           Seller owns all of the Shares, of record and beneficially, free and clear of all Encumbrances, and has the full and unrestricted power and authority to sell, convey, assign, transfer and deliver the Transferred Shares to Purchaser upon the terms and subject to the conditions of this Agreement, and the sale, conveyance, assignment, transfer and delivery of the Transferred Shares will convey to Purchaser good title to the Transferred Shares, free and clear of any Encumbrances.  The Company does not have any Subsidiaries and, except for Portfolio Assets, does not own, directly or indirectly, any capital stock or other equity interests of any Person or have any direct or indirect equity or ownership interest in any business, and is not a member of or participant in any partnership, joint venture or other entity.

Section 3.5             Filings and Consents.

(a)           No Governmental Authorization is required to be made or obtained by Seller or the Company or any of their respective Affiliates in connection with the execution, delivery or performance by Seller and each applicable Affiliate of Seller (including the Company) of this Agreement and the Ancillary Agreements to which any of them is or, prior to the Effective Time, will be a party, or the consummation by Seller and each applicable Affiliate of Seller (including the Company) of the transactions contemplated hereby or thereby (including the payment of the Existing Surplus Note Repayment Amount and the Closing Date Share Redemption Amount), except for (a) any notification and report form required to be filed under the HSR Act with the Federal Trade Commission and the Antitrust Division of the Department of Justice and (b) the consents, approvals, waivers, registrations, notices and filings set forth in Section 3.5(a) of Seller’s Disclosure Schedule.

(b)           No consent, approval or authorization of, or action by, or notices to, or waivers from, any Third Party is required to be made or obtained by Seller or the Company in connection with the execution, delivery or performance by Seller and each applicable Affiliate of Seller (including the Company) of this Agreement or the other Ancillary Agreements to which any of them is or, prior to the Effective Time, will be a party, or the consummation by Seller and each applicable Affiliate of Seller (including the Company) of the transactions contemplated hereby or thereby, except for the consents, approvals, waivers and notices set forth in Section 3.5(b) of Seller’s Disclosure Schedule and for any consents, approvals, waivers or notices the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect with respect to Seller or the Company.

Section 3.6             No Violations.  Subject to receipt of the Governmental Authorizations and other consents, approvals and authorizations and the making of the filings, registrations, notices and waivers referred to in Sections 3.5 and 4.3 and Schedule 6.1(b), and the expiration of related waiting periods, the execution, delivery and performance by Seller and each applicable Affiliate of Seller (including the Company) of this Agreement and (a) the Ancillary Agreements to which any of them is or, prior to the Effective Time, will be a party, and the consummation by Seller and each applicable Affiliate of Seller of the transactions contemplated hereby or thereby do not and will not constitute a breach or violation of, or a default under, or give rise to any Encumbrance or any acceleration of remedies, penalty, increase or decrease in benefit payable or right of termination under, any Material Contract or any other note, bond, loan or credit agreement, mortgage, indenture or other Contract to which Seller or any of its Affiliates (including the Company) or by which any of them or any of their respective properties or assets is subject or bound, or (b) the Ancillary Agreements to which any of them is or, prior to the Effective Time, will be a party, and the consummation by Seller and each applicable Affiliate of Seller of the transactions contemplated hereby or thereby do not and will not (i) constitute a breach or violation of, or a default under, the organizational documents of Seller or any applicable Affiliate of Seller (including the Company) or (ii) conflict with or violate in any material respect any Law or other Governmental Authorization applicable to Seller or any applicable Affiliate of Seller (including the Company) or by which any of them or any of their respective properties or assets is bound or subject, except (1) in the case of clause (a), as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect with respect to Seller or the Company and (2) in the case of clause (b)(ii), for any such conflict or violation arising as a result of the regulatory status of or any Governmental Authorizations held or not held by Purchaser, Life Reinsurer or their respective Affiliates.

Section 3.7             Financial and Statutory Statements.

(a)           Prior to the date of this Agreement, Seller has made available to Purchaser and Life Reinsurer copies of (1) the unaudited annual balance sheets of the Company as of October 31, 2009 and 2008 and the related unaudited statements of income for the fiscal years then ended and (2) the unaudited quarterly balance sheet of the Company as of July 31, 2010 and the related unaudited statements of income for such period (the financial statements referenced in clauses (1) and (2), collectively, the “GAAP Financial Statements”).  The GAAP Financial Statements (A) were derived from and are consistent with the Books and Records, (B) were prepared in accordance with GAAP applied on a consistent basis during the periods presented, (C) fairly present, in all material respects, in accordance with GAAP, the financial position, results of operations, assets and liabilities of the Company as of the respective dates of, and for the periods referred to in, the GAAP Financial Statements, subject, in the case of quarterly financial statements, to the absence of notes and schedules and to normal year-end adjustments that are not or would not be material in amount or effect and (D) were prepared in compliance with the internal control procedures of the Company.

(b)           Prior to the date of this Agreement, Seller has made available to Purchaser and Life Reinsurer copies of the following statutory statements, in each case together with the exhibits, schedules and notes thereto and any affirmations and certifications filed therewith:  (1) the annual statutory statements of the Company, as filed with the Department, as of and for the years ended December 31, 2009, 2008 and 2007, (2) the audited annual statutory financial statements of the Company as of and for the years ended December 31, 2009, 2008 and 2007 (the statements referenced in clauses (1) and (2), the “Annual Statutory Statements”), and (3) the unaudited quarterly statutory financial statements of the Company as of and for the quarter ended June 30, 2010 (the “Quarterly Statutory Statement”) (collectively with the Annual Statutory Statements and the Quarterly Statutory Statement, the “Statutory Statements”).  The Statutory Statements (A) were derived from and are consistent with the Books and Records, (B) were prepared in accordance with all applicable Laws, statutory accounting practices and procedures otherwise required, permitted or then in effect by the Department, as the case may be (“SAP”), applied in each case on a consistent basis during the period presented, (C) fairly present, in all material respects, the statutory financial position of the Company at the dates thereof and the statutory results of operations, capital and surplus of the Company for the periods then ended and (D) were prepared in compliance with the internal control procedures of the Company.  No material deficiency has been asserted by any Governmental Authority with respect to any of the Statutory Statements.  As of the Closing Date, the statutory statements delivered to Purchaser pursuant to Section 5.4 will (A) fairly present, in all material respects, the statutory financial position of the Company as of the dates thereof and the statutory results of operations, capital and surplus of the Company for the periods then ended (B) be derived from and consistent with the Books and Records (C) be prepared in accordance with all applicable Laws and SAP, applied in each case on a consistent basis during the period presented and (D) be prepared in compliance with the internal control procedures of the Company.

(c)           The Company does not have any Liabilities of the nature required to be disclosed in Statutory Statements or the notes thereto other than (1) Liabilities reflected or reserved against in the most recent Quarterly Statutory Statement (or the notes thereto, if applicable), (2) Ordinary Course Liabilities incurred since the date of the latest Quarterly Statutory Statement and (3) Liabilities that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect with respect to the Company.

(d)           There are no material impairments on any assets of the Company other than impairments reflected in the GAAP Financial Statements or the Statutory Statements as of and for the period ended July 31, 2010 or June 30, 2010, respectively.

(e)           The Company has not applied for nor obtained any permitted accounting practice or procedure from the Department other than a permitted practice or procedure of general applicability to all life insurance companies in the State of South Carolina.  The Statutory Statements were not prepared on the basis of any permitted accounting practice or procedure.

(f)            The most recently filed Annual Statutory Statement contains, in accordance with SAP, an adequate reserve for all Taxes payable by the Company for all taxable periods through the date of such Annual Statement.

(g)           The GAAP Financial Statements contain adequate provision for all uncertain tax positions in accordance with ASC 740-10-25 (formerly FIN 48) for all taxable periods through the date of such GAAP Financial Statements.

Section 3.8             Absence of Certain Changes or Events.  (a) Since June 30, 2010 through the date of this Agreement, the Company has conducted its business in the ordinary course consistent with past practice, and (b) Since June 30, 2010, there has not occurred any event or events that, individually or in the aggregate, have resulted in, or would reasonably be expected to result in, a Material Adverse Effect with respect to the Company.

Section 3.9             Litigation and Claims.

(a)           There is no material Action pending or, to the Knowledge of Seller, threatened, against the Company or the Company Business or any of its properties or assets other than (1) ordinary course insurance claims litigation, (2) those which involve claims that are within applicable policy limits and do not allege bad faith or extra-contractual obligations or (3) those with respect to which certification as a class has not been granted and is not being sought.

(b)           As of the date of this Agreement, there is no material Action pending or, to the Knowledge of Seller, threatened, against Seller or any of its Affiliates (including the Company), any of their respective properties or assets or the Company Business that questions the validity of, or seeks injunctive relief with respect to, this Agreement or any of the other Transaction Agreements or the right of Seller or any of its Affiliates (including the Company) to enter into this Agreement or any of the other Transaction Agreements to the extent Seller or any of its Affiliates (including the Company) is or, prior to the Effective Time, will be a party thereto.

(c)           The Company is not a party or subject to any material Governmental Order applicable to the Company, the Company Business or any of the Company’s properties or assets.

Section 3.10           Taxes.

(a)           All Income Tax Returns and other material Tax Returns required to be filed on or before the Closing Date by or with respect to the Company have been or will be timely filed on or before the Closing Date and are (or will be) true, correct and complete in all material respects.

(b)           All Taxes due on or before the Closing Date for which the Company could be held liable, including those shown to be due on the Tax Returns referred to in clause (a), have been, or by the Closing Date will be, timely paid or remitted to the proper Taxing Authority.

(c)           The Company has not been granted an extension of time within which to file any Tax Returns of the Company that is currently in effect and no such extension has been requested.

(d)           To the Knowledge of Seller, no issues that have been raised by the relevant Taxing Authority in connection with the examination of any Tax Returns filed by or with respect to the Company are currently pending, and all deficiencies asserted in writing or assessments made in writing for Taxes with respect to the Company have been fully paid.  No federal, state, local or foreign audit, examination, refund litigation, adjustment in controversy, or other administrative proceeding or court proceeding (each a “Tax Contest”) has occurred, is occurring or has been initiated in writing with regard to Tax Returns of or that include the Company, and the Company has not received any written notice that any such Tax Contest is pending or threatened.

(e)           There are no outstanding commitments or agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment of, Taxes of the Company, and no power of attorney is currently in force or has been requested with respect to any matter relating to Taxes that could affect the Company.  Taking all extensions and waiver agreements into account, the statutory period of limitations for the collection or assessment of Taxes with respect to the Company for each taxable period ending on or before December 31, 2006 has expired.

(f)            Since May 1, 2003, no Tax rulings, requests for rulings, closing agreements, private letter rulings, technical advance memoranda or other similar agreements or rulings (including any gain recognition agreements under Section 367 of the Code and applications for a material change in accounting method or to change the basis for determining items under Section 481 or Section 807 of the Code) have been entered into with, issued by, or filed with any Taxing Authority with respect to or relating to the Company.

(g)           The Company is not a member of an affiliated, consolidated, combined or unitary group.

(h)           No claim is pending or, to the Knowledge of Seller, threatened by a Tax Authority in a jurisdiction where the Company does not file Tax Returns or pay Taxes that the Company is or may be subject to Tax in that jurisdiction.

(i)            Seller has delivered to Purchaser a copy of any Tax Sharing Agreements currently in effect with respect to any open year with respect to the Company.

(j)            The Company has not (1) participated or engaged in any transaction, or taken any Tax Return position, described in Treasury Regulation Section 301.6111-2(b)(2) (or any corresponding or similar provision of state, local or non-U.S. Tax Law) or (2) participated or engaged in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. Tax Law).

(k)           The Company has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (1) in the two (2) years prior to the date of this Agreement or (2) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(l)            To the extent that the Company has been a party to any transaction intended to qualify as a tax-free reorganization, such transaction met all requirements imposed by the Code, Treasury Regulations and other applicable Law in order for the transaction to so qualify.

(m)          As of December 31, 2009, the operations loss carryovers (within the meaning of Section 172 or Section 810 of the Code, as applicable), capital loss carryover, tax credit and value of business acquired (VOBA) amounts (collectively, the “Tax Attributes”) of the Company were not less than the amounts identified in Section 3.10(m)(i) of Seller’s Disclosure Schedule and, as of such date, such Tax Attributes were not subject to any limitations on their use under Section 382, 383 or 384, or any provision of any Treasury Regulation promulgated under such Code provisions.  Seller estimates in good faith that, as of June 30, 2010, the Tax Attributes of the Company were no less than the amounts identified in Section 3.10(m)(ii) of Seller’s Disclosure Schedule.

(n)           Seller has delivered to Purchaser a schedule reflecting the Company’s treatment for tax purposes of “specified policy acquisition expenses,” which schedule was correct as of December 31, 2009 and was properly computed in accordance with Section 848 of the Code.

(o)           As of June 30, 2010, (i) the amount of the Company’s policyholders surplus account was not more than the amount set forth on Section 3.10(o)(i) of Seller’s Disclosure Schedule and (ii) the amount of the Company’s shareholders surplus account (as defined in Section 815 of the Code) was not less than the amount set forth on Section 3.10(o)(ii) of Seller’s Disclosure Schedule.

(p)           The Company will not be required to include any adjustment in taxable income for any Tax period or portion thereof after the Closing Date under Section 481(c) or 807(f) of the Code (or any similar provision of the Tax laws of any jurisdiction) as a result of a change in method of accounting for a Tax period or portion thereof prior to the Closing Date.

(q)           No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transfers effected pursuant to this Agreement.

(r)            The Company has complied in all material respects with all applicable Law, pertaining to Tax information reporting or withholding of Taxes, and has withheld and paid (or will withhold and pay or there were or will be withheld and paid on its behalf) all material Taxes required to be withheld by the Company, and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purpose.

(s)           There are no outstanding liens for Taxes upon the assets or properties of the Company, except for statutory liens for Taxes not yet due or payable.

(t)            For the taxable period ending on the Closing Date and for all prior taxable periods for which the applicable statute of limitations has not expired, the Company is and was a “life insurance company” for purposes of the Code and is and was subject to taxation under Subchapter L of the Code.

(u)           The Company’s tax reserves for the Insurance Contracts issued by the Company as reflected in the federal income Tax Returns filed by the Company have been properly calculated and maintained in the manner required by Subchapter L of the Code, the Treasury Regulations promulgated thereunder and all applicable rulings or other official interpretations thereof.

Section 3.11           Employee Benefits.

(a)           All benefit, compensation and employment plans, contracts, policies or arrangements that either (1) cover Employees or current or former directors of the Company, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive, change in control and bonus plans and fringe benefit, paid time off, vacation, holiday, sick pay, or short-term or long-term disability arrangements, or (2) are maintained by the Company or an ERISA Affiliate of the Company and under which the Company could have any liability or contingent liability, including any plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code (collectively, the “Benefit Plans”) are listed on Section 3.11(a) of Seller’s Disclosure Schedule.  Section 3.11(a) of Seller’s Disclosure Schedule separately specifies the Benefit Plans that are maintained or sponsored by the Company or pursuant to which the Company may have any current or contingent obligation or liability (the “Company Benefit Plans”).

(b)           Seller has made available to Purchaser and Life Reinsurer, with respect to each Company Benefit Plan, copies of: (1) all plan documents and amendments, trust agreements and insurance and annuity contracts and policies and (2) the actuarial report for the most recent plan year for which such report exists for any Company Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code.  Seller has made available to Purchaser and Life Reinsurer a copy of the RBC -USA Retirement and Savings Plan and the most recent applicable IRS determination letter.

(c)           All Benefit Plans are in substantial compliance with the terms of such plans, ERISA, the Code and other applicable Law.  Each Benefit Plan that is subject to ERISA (the “ERISA Plans”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and that is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS covering all Tax Law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001, or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code, and to the Knowledge of Seller there are no circumstances likely to result in the loss of the qualification of such plan under Section 401(a) of the Code.  The Company has not engaged in a transaction with respect to any ERISA Plan that, assuming the taxable period of such transaction expired as of the date of this Agreement, could subject the Company to Taxes or penalties imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount that would be material.  The Company has not incurred and does not reasonably expect to incur material Taxes or penalties imposed by Section 4980F of the Code or Section 502 of ERISA.

(d)           All material contributions required to be made under each Benefit Plan, as of the date of this Agreement, have been timely made and all obligations in respect of each Benefit Plan have been properly accrued and reflected in the GAAP Financial Statements.  All premiums or other payments that are due have been paid with respect to each Benefit Plan in accordance with the terms and conditions of such Benefit Plan, and contracts or policies related thereto.

(e)           As of the date of this Agreement, there are no pending or, to the Knowledge of Seller, threatened claims, litigation or other proceedings, at law or in equity (except for claims for benefits payable in the normal operations of any Benefit Plan) relating to the Company Benefit Plans.

(f)            Except as set forth in Section 3.11(f) of Seller’s Disclosure Schedule, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will (1) entitle any Employees to severance or other pay or benefits or any increase in severance or other pay or benefits, either upon the consummation of such transactions or upon any other event, including any termination of employment after the date of this Agreement (but excluding any severance or other pay or benefits payable upon termination of employment immediately prior to the Effective Time in accordance with Section 5.6(a) of his Agreement), (2) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans, (3) limit or restrict the right of the Company or, after the consummation of the transactions contemplated by this Agreement, Purchaser to merge, amend or terminate any of the Benefit Plans or (4) result in payments under any of the Benefit Plans that would not be deductible under Section 162(m) or Section 280G of the Code.  No amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company in connection with the transactions contemplated hereby (either alone or in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code, or would constitute an “excess parachute payment” if such amounts were subject to the provisions of Section 280G of the Code.  No Person is entitled to receive any additional payment from the Company as a result of the imposition of a Tax under Section 4999 of the Code.

(g)           There are no pending investigations, audits, examinations or inquiries by any Governmental Authority involving any Benefit Plan.

(h)           Except as may be required by Law or this Agreement, none of Seller, the Company nor any of their ERISA Affiliates has announced any plan or made any commitment to create or contribute to any additional employee benefit plans that would constitute a Benefit Plan if already adopted or contributed to, or to amend or modify any existing Benefit Plan.

(i)            Each Benefit Plan that is a nonqualified deferred compensation plan within the meaning of Section 409A of the Code (i) has been administered, operated and maintained in all material respects according to the requirements of Section 409A of the Code since January 1, 2009, (ii) has been administered, operated and maintained in good faith compliance with Section 409A of the Code for all applicable periods prior to January 1, 2009, and (iii) the terms of the written plan document of each such Benefit Plan comply with Section 409A of the Code (such that no Tax would be imposed under Section 409A of the Code if each Plan is operated in compliance with its terms).  No person is entitled to receive any additional payment from the Company as a result of the imposition of a Tax under Section 409A of the Code.

(j)            Except as listed in Section 3.11(j) of the Seller’s Disclosure Schedule, neither the Company nor any of its ERISA Affiliates sponsors, has sponsored, contributes to, has contributed to, or has any obligation or contingent obligation under (1) a plan subject to Title IV of ERISA, including any defined benefit plan (as defined in Section 3(35) of ERISA), a multiemployer plan (as defined in Section 3(37) of ERISA), or a multiple employer plan subject to Section 4063 or 4064 of ERISA, (2) a multiple employer welfare benefit arrangement (as defined in Section 3(40)(A) of ERISA), or (3) a plan subject to Section 302 of ERISA or Section 412 of the Code.

(k)           Neither the Company nor any of its ERISA Affiliates has incurred any excise Taxes under Chapter 43 of the Code with respect to any Benefit Plan and nothing has occurred with respect to any Benefit Plan that would reasonably be expected to subject the Company or any of its ERISA Affiliates to any such material Taxes.  Neither the Company nor any of its ERISA Affiliates has any material liability whether direct, indirect, contingent or otherwise, (1) under Section 502(i) or 502(l) of ERISA or Section 4975 of the Code, (2) under Section 302 of ERISA or Section 412 of the Code or (3) under Title IV of ERISA, and nothing has occurred with respect to any Benefit Plan that would reasonably be expected to subject the Company or any of its ERISA Affiliates to any such liability.  The Company does not have any material liability, whether direct, indirect, contingent or otherwise, on account of any violation of the health care requirements of Part 6 or 7 of Subtitle I of ERISA or Section 4980B or 4980D of the Code.

(l)            No Benefit Plan that is a defined benefit plan has or has had an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and neither the Company nor any of its ERISA Affiliates has an outstanding funding waiver, and there has been no determination that any such plan is, or is expected to be, in “at risk” status (within the meaning of Section 303(i)(4) of ERISA or Section 430(i)(4) of the Code).

(m)          Except as set forth in Section 3.11(m) of Seller’s Disclosure Schedule, the Company does not have any obligation to provide any continuation of welfare benefits (including medical, dental and life insurance benefits) after any Employee’s employment or provision of services has terminated, except for coverage continuation requirements of Part 6 of Subtitle I of ERISA or similar state Laws.

(n)           None of Seller, the Company or any of their ERISA Affiliates has terminated an employee benefit plan for which the Company could have any existing or continuing liability or obligation relating thereto.

(o)           Seller has provided, or caused to be provided, to Purchaser a list of all full and part-time Current Employees as of the date of this Agreement, which list includes each such Employee’s position, employer, location, date of hire, current annual salary, hourly rate of pay, commission and/or bonus arrangement (as applicable), eligibility for overtime, accrued paid time off, vacation and sick pay, service credited for purposes of vesting and eligibility under any Benefit Plan, status as full-time or part-time, current status as either active or on leave and, if on leave, the type and beginning date of such leave, and such information is in accordance in all material respects with the Books and Records of the Company as of such date.

(p)           None of the Company Benefit Plans is subject to the Laws of any jurisdiction outside of the United States.

Section 3.12           Compliance with Laws; Permits.

(a)           The Company is, and at all times since January 1, 2008 has been, in compliance with all applicable Laws and Governmental Orders applicable to it or its assets, properties or businesses, including (1) the Real Estate Settlement Procedures Act, Truth in Lending Act, Equal Credit Opportunity Act, Fair Credit Reporting Act, state licensing requirements and all other applicable Laws relating to the sale, distribution, sourcing, origination or referral of loans, and compensation for such services, (2) all applicable Laws relating to the sale and marketing of securities, including variable annuity and life Insurance Contracts, and the administration of related investor accounts, (3) all applicable Laws relating to the sale, marketing, issuance, administration and underwriting of Insurance Contracts issued by it and (4) any other Laws regulating the Company Business, except, in each case, for any non-compliance that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect with respect to the Company.  As of the date of this Agreement, there are no Governmental Orders in effect against the Company, Seller or any of their respective Affiliates relating to the transactions contemplated by this Agreement or the other Transaction Agreements.  Since January 1, 2008, the Company has filed all material reports, statements, documents, registrations, filings or submissions required to be filed with any Governmental Authority, and all such material reports, statements, documents, registrations, filings and submissions were in compliance with all applicable Laws when filed or as amended or supplemented (except, in each case, for any non-compliance that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect with respect to the Company), and no material deficiencies that remain unsatisfied have been asserted in writing by any Governmental Authority with respect to such material reports, statements, documents, registrations, filings or submissions.  The Company (1) has not received, at any time since January 1, 2008, any notice or communication from any Governmental Authority regarding any actual, alleged or potential material violation of, or material failure on the part of the Company to comply with, any applicable Laws, Governmental Authorizations or Governmental Orders applicable to it or its assets, properties or business (including any Laws regulating the insurance business) and (2) is not a party to, or bound by, any Governmental Order that is material to the Company Business.  The Company is in compliance with all applicable Laws relating to, and its policies applicable to, its collection, use of and disclosure of personal or private information of customers or consumers, including the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act and state privacy Laws, except, in each case, for any non-compliance that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect with respect to the Company.

(b)           Except as would not reasonably be expected to impair the conduct of the Company Business in any material respect, (1) the Company holds all material governmental qualifications, registrations, filings, licenses, permits, approvals or authorizations necessary to conduct the Company Business and to own or use its assets and properties, as such Company Business, assets and properties are conducted, owned and used on the date of this Agreement (collectively, the “Permits”), and (2) all such Permits are valid and in full force and effect.  The Company is not the subject of any pending or, to the Knowledge of Seller, threatened Action seeking, or that would reasonably be expected to lead to, the revocation, cancellation, suspension, limitation, amendment, termination, modification, restriction, impairment or non-renewal of any Permit.

(c)           Except for limitations imposed by applicable Law that are applicable to insurance companies generally, as of the date of this Agreement there is no Governmental Order between the Company and any Governmental Authority that would be binding on the Company following the Closing that (1) prohibits or restricts the payment of shareholder dividends or other shareholder distributions by the Company, (2) restricts the authority of the Company to conduct the Company Business or would reasonably be expected to adversely impact the operations of the Company Business, (3) requires the maintenance of any employees or physical location or (4) requires the maintenance of the Company’s surplus.

(d)           The Company is not a party to any contract with or other undertaking to, or subject to any order by, or the recipient of any supervisory letter or other written communication of any kind from, any Governmental Authority which relates to its reserve adequacy or its claims, marketing, sales, trade or underwriting practices or policies in respect of its business, nor to the Knowledge of Seller, has the Company been notified by any Governmental Authority that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, contract, undertaking, letter or other written communication.

(e)           No representation or warranty is made in this Section 3.12 with respect to the matters covered in Section 3.10 (Taxes), Section 3.11 (Employee Benefits), Section 3.14 (Intellectual Property), Section 3.16 (Insurance Matters), Section 3.18 (Environmental Matters) and Section 3.22 (Investment Company).

Section 3.13           Property.

(a)           Section 3.13(a) of Seller’s Disclosure Schedule lists, as of the date of this Agreement, all real property that is owned by the Company (collectively, together with all easements, licenses, rights and appurtenances relating thereto, the “Owned Real Property”) and all real property in which the Company has a leasehold interest (all such property, the “Leased Real Property” and the leases pursuant to which the Leased Real Property is leased, the “Real Property Leases”).  Except as set forth on Section 3.13(a) of Seller’s Disclosure Schedule, or except as would not reasonably be expected to result in a Material Adverse Effect with respect to the Company, the Company has (i) good and marketable fee simple title to all Owned Real Property and (ii) good and valid leasehold title to all Leased Real Property, subject only to any Permitted Encumbrances.

(b)           Except as set forth on Section 3.13(b) of Seller’s Disclosure Schedule, with respect to each lease for Leased Real Property and except as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect with respect to the property, (i) the Company has not received any notice from any other party to a lease for any Leased Real Property of the termination thereof, (ii) no default has occurred or is continuing under any lease for any Leased Real Property and (iii) no material dispute or controversy exists under any material lease for any Leased Real Property.

(c)           Except as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect, there are no existing or pending or, to the knowledge of the Company, threatened in writing, condemnation or eminent domain proceedings to which a material portion of the Leased Real Property or the Owned Real Property is subject.

(d)           The Company has not received written notice of any current or pending material regulatory proceedings, administrative actions or litigation relating to any portion of the Leased Real Property or the Owned Real Property, as applicable.

(e)           Section 3.13(e) of the Seller’s Disclosure Schedule sets forth the Owned Real Property and the Leased Real Property that is being marketed for sale, lease or sublease as of the date of this Agreement.

(f)            Except as would not reasonably be expected to result in a Material Adverse Effect with respect to the Company, the Company has not assigned, leased, sublet, transferred, disposed of or permitted to exist any Encumbrance (other than a Permitted Encumbrance), on its interest in any Leased Real Property or the Owned Real Property.  Seller has delivered or otherwise made available to Purchaser and Life Reinsurer copies of the Real Property Leases as in effect on the date of this Agreement, together with all amendments, extensions, renewals, guaranties, modifications, supplements or other agreements, if any, thereto.

Section 3.14           Intellectual Property.

(a)           Section 3.14(a) of Seller’s Disclosure Schedule sets forth a list of (1) all Registered Intellectual Property, (2) all material unregistered Trademarks, (3) all material Software owned by the Company and used in the Company Business as currently conducted, and (4) all licenses granting to the Company the right to use material Software owned by a third party and used in the Company Business as currently conducted, other than (i) licenses for commercially available Software licensed pursuant to a shrink wrap or click through license agreement or (ii) software or Intellectual Property provided under or used by Persons other than the Company in connection with the IAS Contract and the McCamish Agreements.

(b)           The Company has sufficient rights to use all Intellectual Property used in or necessary for the conduct of the Company Business as currently conducted, free and clear of all Encumbrances, other than Permitted Encumbrances, except where the lack of such rights would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect with respect to the Company.  The Company is the exclusive owner of all Owned Intellectual Property, free and clear of all Encumbrances, other than Permitted Encumbrances, except where the lack of such rights would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect with respect to the Company; and the Owned Intellectual Property is not subject to any outstanding order, judgment or decree that adversely affects the Company’s ownership or use of such Owned Intellectual Property in any material manner.

(c)           The Company has not received, since January 1, 2008, any written notice, that remains unresolved, alleging that the Company infringed the Intellectual Property rights of any Third Party.  To the Knowledge of Seller, the conduct of the Company Business as currently conducted does not infringe the Intellectual Property rights of any Third Party in any material manner.  To the Knowledge of Seller, no Person is infringing any Owned Intellectual Property in any material manner.

(d)           Since January 1, 2008, there has been no (i) loss or misuse of Personally Identifiable Information, (ii) inadvertent, unauthorized, and/or unlawful processing, disclosure, access, alteration, corruption, transfer, sale or rental, destruction, or use of Personally Identifiable Information, or (iii) any other act or omission that compromises the security, confidentiality, or integrity of Personally Identifiable Information, in each case of (i), (ii) and (iii), requiring under applicable Law that the Company notify its customers thereof.

Section 3.15           Contracts.

(a)           Section 3.15(a) of Seller’s Disclosure Schedule sets forth a list of each Material Contract as in effect on the date of this Agreement or pursuant to which the Company has any rights or obligations as of the date of this Agreement.  Seller has made available to Purchaser and Life Reinsurer a copy of each Material Contract.

(b)           Each Material Contract is a valid and binding obligation of the Company and, to the Knowledge of Seller, is a valid and binding obligation of each other party thereto and is in full force and effect and, to the Knowledge of Seller, enforceable by the Company against each other party thereto in accordance with its terms, subject in each case to the Bankruptcy and Equity Exceptions.

(c)           The Company is not and, to the Knowledge of Seller, no other party to any Material Contract is, in violation, breach or default of any Material Contract, except for such violations, breaches, events or conditions that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect with respect to the Company, and, to the Knowledge of Seller there does not exist any event, condition or omission that would reasonably be expected to constitute such a material violation, breach or default (whether by lapse of time or notice or both) or would reasonably be expected to permit the termination, modification, cancellation or acceleration of performance of the obligation of the Company or any other party to any Material Contract.

Section 3.16           Insurance Matters.

(a)           The Company has substantially complied with all applicable requirements under the Code with respect to the Insurance Contracts issued, assumed, entered into, reinsured or sold by the Company, including reporting, withholding and disclosure requirements, and has reported all distributions under such Insurance Contracts substantially in accordance with the Tax laws relevant to such Insurance Contracts (including but not limited to the requirements of Sections 72, 101, 401 through 409A, 412, 415, 417, 817, 7702, and 7702A of the Code and any Treasury Regulations and administrative guidance issued thereunder).

(b)           Each hardware, software and other product used by the Company to maintain such Insurance Contracts’ qualification (but only as to Insurance Contracts which were entered into prior to, or in effect as of, in each case, the Closing Date) for Tax treatment under the Code for which such policies, plans or contracts purported to qualify at the time of their issuance or purchase has been properly designed and implemented to maintain such qualification.

(c)           The Company is not party to any “hold harmless,” Tax sharing or indemnification agreements regarding the Tax qualification or treatment of any product or plan sold, issued, entered into or administered by the Company (whether developed by, administered by, or reinsured with any unrelated third party).

(d)           There are no currently pending U.S. federal, state, local or foreign audits or other administrative or judicial proceedings against the Company, or, to Seller’s Knowledge, against any other party, with regard to the Tax treatment of any Insurance Contract issued, reinsured or sold by the Company.

(e)           Each Insurance Contract issued, assumed, exchanged, modified or sold by the Company provides, and since the date of issuance of such Insurance Contract has provided, the purchaser, policyholder, account holder, other holder or intended beneficiary thereof with Tax treatment under the Code that is the same as or more favorable than the Tax treatment (1) that was purported to apply in materials provided at the time of issuance, assumption, exchange, modification or purchase or (2) for which such policies or contracts were intended or reasonably expected to qualify under the Code at the time of issuance, assumption, exchange, modification or purchase.

(f)            No Insurance Contract constitutes a “modified endowment contract” under Section 7702A of the Code except where the holder of the contract was timely notified in writing upon its issuance, assumption, exchange or modification of its status as a “modified endowment contract” under Section 7702A.

(g)           The Company has not requested relief from the IRS concerning the qualification of any Insurance Contract issued by the Company under, or in compliance with, the Code and the Treasury Regulations promulgated thereunder, and the IRS has not asserted in writing that any such policy or contract fails to so qualify or comply.  The Company has not requested relief from the IRS concerning the treatment of any life insurance policy issued by the Company as a modified endowment contract within the meaning of Section 7702A of the Code, and the IRS has not asserted in writing that any such policy not known or intended to be a modified endowment contract is a modified endowment contract.  There are no ongoing audits or material investigations by any Taxing Authority which relate to the failure or potential failure of any Insurance Contract issued by the Company to comply with the requirements of the Code applicable thereto, or the inadvertent treatment of a material number of insurance policies as modified endowment contracts within the meaning of Section 7702A of the Code.

(h)           The Company has not entered into any closing agreements with the IRS concerning the Insurance Contracts.

(i)            All Insurance Contracts that have been issued, assumed, exchanged, modified or sold by the Company as annuity contracts constitute annuities for purposes of U.S. federal income Tax law.  All Insurance Contracts that have been issued, assumed, exchanged, modified or sold by the Company as life or health insurance contracts constitute life or health insurance for purposes of U.S. federal income Tax law.

(j)            The assets of any separate account maintained by the Company that is required to be diversified pursuant to Section 817(h) of the Code are and always have been adequately diversified within the meaning of Section 817(h) of the Code and Treasury Regulations promulgated thereunder, and the Company is treated for U.S. federal income tax purposes as the owner of the assets underlying the respective Insurance Contracts issued by the Company.

Section 3.17           Insurance Producers and Third-Party Administrators.

(a)           To the Knowledge of Seller, each Person, including salaried employees of the Company, performing the duties of insurance producer, agency, managing general agent, broker, solicitor, adjuster, marketer, underwriter, wholesaler, distributor, producer or customer representative for the Company (collectively, “Producers”), at the time such Producer wrote, sold, solicited, produced or serviced or adjusted business, or performed such other act for or on behalf of the Company that may require a producer’s, solicitor’s, broker’s, adjusters’ or other insurance license, was duly licensed and appointed, where required, as an insurance producer, managing general agent, third party administrator, broker, solicitor or adjuster, as applicable (for the type of business written, sold, or produced by such insurance producer, agency, managing general agent, third party administrator, broker, solicitor, adjuster or customer representative), in the particular jurisdiction in which such Producer wrote, sold, produced, solicited, or serviced such business, as may be required by the various states.

(b)                                 Seller has made available to Purchaser and Life Reinsurer copies of the standard forms of Producer Agreements used by the Company that are in effect as of the date of this Agreement.  Each Producer Agreement is a valid and binding obligation of the Company and, to the Knowledge of Seller, is a valid and binding obligation of each other party thereto and is in full force and effect and, to the Knowledge of Seller, enforceable by the Company against each other party thereto in accordance with its terms, subject in each case to the Bankruptcy and Equity Exceptions.  The Company is not in default under any such Producer Agreement, except as would not reasonably be likely to have a Material Adverse Effect.  To the Knowledge of Seller, no Producer has materially breached the terms of any agency or broker contract with the Company.

(c)                                  To the Knowledge of Seller, no Producer has indicated in writing to Seller or the Company that any Producer will be unable or unwilling to continue its relationship with the Company after the Closing.

(d)                                 Since January 1, 2007, the Company has not engaged in, or colluded with or assisted any other Persons with, the paying of contingent commissions to steer business to the Company or colluded with brokers or agents to “rig bids” or submit false quotes to customers.  To the Knowledge of Seller, none of the Company’s in-force Insurance Contracts are reinsured to an insurer or reinsurer that is controlled by an agent, broker or other producer that placed such Insurance Contract.

(e)                                  To the Knowledge of Seller, each third-party administrator, at the time such third-party administrator serviced or adjusted business, or performed such other act for or on behalf of the Company that may require an insurance license, was duly licensed and appointed, where required, as a third-party administrator (for the type of business serviced by such third-party administrator), in the particular jurisdiction in which such third-party administrator serviced such business, as may be required by the various states.

Section 3.18                                Environmental Matters.

(a)                                  None of the Owned Real Property or the Leased Real Property is subject to a written notice, request for information or order from, or agreement with, a Governmental Authority or Third Party respecting the release or threatened release of a Hazardous Material into the environment.

(b)                                 There has been no release, discharge or disposal of Hazardous Materials on, at or under the Owned Real Property, the Leased Real Property or, to the Knowledge of Seller, any real property securing a mortgage loan owned by the Company that is in foreclosure, or arising out of the conduct by the Company of its business, in each case, that would reasonably be expected to result in the imposition of any material liability to the Company under the Environmental Laws.

(c)                                  None of the Owned Real Property, the Leased Real Property or, to the Knowledge of Seller, any real property securing a mortgage loan owned by the Company that is in foreclosure, is subject to any Encumbrance, other than a Permitted

Encumbrance, in favor of any Governmental Authority for (1) liability to the Company under any Environmental Laws or (2) costs incurred by a Governmental Authority in response to a release or threatened release of a Hazardous Material into the environment for which the Company is primarily liable.

(d)                                 With respect to the Owned Real Property, the Leased Real Property or the operation by the Company of its business thereon or, to the Knowledge of Seller, with respect to any real property securing a mortgage loan owned by the Company that is in foreclosure, there are no material Actions pending or, to the Knowledge of Seller, threatened arising under or relating to an Environmental Law or making any claim based on an Environmental Law for personal injury, wrongful death or property damage in each case against, or that would be expected to result in material liability to, the Company.

(e)                                  Since January 1, 2004, the Company has operated its business in compliance in all material respects with applicable Environmental Laws and has in place and is undertaking commercially reasonable risk management procedures regarding potential environmental liability to the Company in connection with its portfolio of mortgage loans.

(f)                                    Since January 1, 2004, the Company has not received, any written claim, notice of violation or citation concerning any violation or alleged violation of any applicable Environmental Law regarding its operations or any real property securing a mortgage loan owned by the Company and the Company is not subject to any outstanding obligations under any order or citation issued pursuant to Environmental Law.

Section 3.19                                Finders’ Fees.  Except for Goldman, Sachs & Co., whose fees will be paid by USA Holdco or one of its Affiliates (other than the Company), there is no investment banker, broker, financial advisor, finder or other intermediary that has been retained by or is authorized to act on behalf of Seller or the Company or any of their respective Affiliates who might be entitled to any fee or commission from Seller, Purchaser, the Company or any of their respective Affiliates in connection with the transactions contemplated by this Agreement.

Section 3.20                                Insurance.  Section 3.20 of Seller’s Disclosure Schedule sets forth a list of all insurance policies covering the Company or any of its properties, assets, employees or operations, as in effect on the date of this Agreement, including policies procured by Seller or any of its Affiliates that name the Company as an insured.  All such insurance policies are in full force and effect (and all premiums due and payable thereon have been paid in full on a timely basis); and no written notice of cancellation, termination or revocation or other written notice that any such insurance policy is no longer in full force or effect or that the issuer of any policy is not willing or able to perform its obligations thereunder has been received by the Company; and there is no claim by the Company pending under any of such insurance policies as to which coverage has been denied by the insurer or that, after reviewing the information provided with respect to such claim, the insurer has advised the Company it intends to deny; and the Company is not in material default under any provision of such insurance policies, except such defaults as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect with respect to the Company.  The Company has in place risk management and disaster recovery policies and procedures that its senior management reasonably believes to be sufficient in scope and operation to protect against risks of the types reasonably expected to be incurred by Persons similarly situated.

Section 3.21                                Indebtedness.  Other than the Existing Surplus Note and, as of the Closing Date, the Closing Date Note, the Company does not have any material (a) indebtedness for borrowed money other than indebtedness incurred in the ordinary course of business consistent with past practice, (b) obligations evidenced by notes, bonds, debentures or other similar instruments (other than performance, surety and appeal bonds arising in the ordinary course of business consistent with past practice in respect of which the Company’s liability remains contingent), (c) reimbursement, payment or similar obligations, contingent or otherwise, under acceptance, letter of credit or similar facilities or (d) Liability of others described in clauses (a) through (c) above that the Company has guaranteed or that is otherwise its legal Liability, including, in each case, any accrued and unpaid interest or penalties thereon.

Section 3.22                                Investment Company.  The Company is not an investment company subject to registration and regulation under the Investment Company Act of 1940.

Section 3.23                                Company Portfolio Assets.  Section 3.23 of Seller’s Disclosure Schedule sets forth (a) a list of each Portfolio Asset (other than policy loans under Insurance Contracts and cash) as of September 30, 2010, (b) information as to the cost of each such Portfolio Asset and the market value, if available, thereof as of September 30, 2010 and (c) a list of any such Portfolio Assets (1) on any internal watch list prepared by the Company or (2) with respect to which the Company has recognized other-than-temporary impairments.  Except as set forth in Section 3.23 of Seller’s Disclosure Schedule, none of the Portfolio Assets is in default in the payment of principal, interest or dividends.  The Company holds valid title to all Portfolio Assets free and clear of all Encumbrances, other than Permitted Encumbrances and interests of nominees, custodians or similar intermediaries.

Section 3.24                                Insurance Business.

(a)                                  All policy and contract forms on which the Company has issued, Insurance Contracts and which are currently being used by the Company or were used by the Company for business which is still in force and all amendments, applications, marketing materials, brochures, illustrations and certificates pertaining thereto have, to the extent required by applicable Law, been approved by all applicable Governmental Authorities or filed with and not objected to by such Governmental Authorities within the period provided by applicable Law for objection, subject to such exceptions as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect with respect to the Company.  All Insurance Contracts and all such policy and contract forms, amendments, applications, marketing materials, brochures, illustrations and certificates comply in all material respects with, and have been administered in all material respects in accordance with, applicable Law.  Any rates with respect to Insurance Contracts and all amendments, applications, marketing materials, brochures, illustrations and certificates pertaining thereto issued by the Company which are required to be filed with or approved by any Governmental Authority have been so filed or approved and the rates used by the Company conform in all material respects thereto.  Section 3.24(a) of Seller’s Disclosure Schedule contains a list of all forms of Insurance Contracts that are being marketed by the Company as of the date of this Agreement.  Seller has made available to Purchaser and Life Reinsurer a representative sample of forms (including riders thereto) of Insurance Contracts sold by the Company since January 1, 1995, including such forms used in each of the principal lines of business of the Company, including life, health and annuity products.

(b)                                 Seller has made available for inspection of Purchaser and Life Reinsurer (1) copies of all examination reports (including financial, market conduct and similar examinations) issued by any insurance regulatory authority with respect to the Company or the Company Business which have been completed and issued since December 31, 2007; (2) any draft or incomplete examination reports (including financial, market conduct and similar examinations) provided to the Company by any insurance regulatory authority with respect to the Company or the Company Business pursuant to any currently ongoing or incomplete examinations; (3) all material Holding Company System Act filings or submissions made by the Company with any insurance regulatory authority since December 31, 2007; and (4) all other material correspondence, inquiries and other materials relating to the Company or the Company Business received from or delivered to any insurance regulatory authority since December 31, 2007.  Except as set forth in Section 3.24(b) of Seller’s Disclosure Schedule, since December 31, 2007, no material deficiencies or violations with respect to the Company have been asserted in writing by any insurance regulatory authority, other than any deficiency or violation which has been cured or otherwise resolved to the satisfaction of the insurance regulatory authority that noted such deficiency or violation.  The Company is not deemed “commercially domiciled” under the Laws of any jurisdiction and is not otherwise treated as domiciled in a jurisdiction other than the State of South Carolina.

(c)                                  All benefits claimed by, or paid, payable, or credited to, any Person under any Insurance Contract have in all material respects been paid or credited (or provision as required under SAP for payment thereof has been made) in accordance with the terms of the applicable Insurance Contract, and such payments, credits or provisions were not materially delinquent and were paid or credited (or will be paid or credited) without fines or penalties (excluding interest), except for any such claim for benefits for which there is a reasonable basis to contest payment.

(d)                                 There are no unpaid claims or assessments made against the Company by any state insurance guaranty associations or similar organizations in connection with such association’s insurance guaranty fund.

(e)                                  Copies of the underwriting standards and guidelines utilized and rates and rating factors and criteria applied by the Company with respect to Insurance Contracts outstanding as of the date of this Agreement have been previously made available to Purchaser and Life Reinsurer.  Each Insurance Contract has been issued substantially in compliance with and in accordance with the underwriting standards, guidelines and criteria made available to Purchaser and Life Reinsurer.

(f)                                    The compliance advertising control log of the Company for the years ending December 31, 2007, December 31, 2008 and December 31, 2009 and all printed advertising materials provided to consumers since January 1, 2010 have been made available to Purchaser and Life Reinsurer.

(g)                                 The Company has marketed, sold and issued the Insurance Contracts in compliance with applicable Law in all material respects, including (1) all applicable requirements and prohibitions relating to suitability of sales and replacement of policies and annuity products, (2) all applicable requirements relating to the disclosure of the nature of insurance products as policies of insurance, (3) all applicable requirements relating to insurance product projections and illustrations, and (4) all applicable requirements relating to the advertising, sales and marketing of insurance and annuity products and guaranteed investment contracts.

(h)                                 Since January 1, 2006, the Company has not received any written notice of any unclaimed property or escheat audit or investigation from any Governmental Authority.  The Company maintains unclaimed property and escheat policies, procedures and guidelines that comply in all material respects with all applicable Laws, copies of which have previously been provided to Purchaser by Seller.  The Company is, and at all times since January 1, 2008 has been, in material compliance with all such policies, procedures and guidelines and any applicable Laws related thereto.

(i)                                     The Company does not currently maintain and, since January 1, 2005, has not maintained any retained asset or other similar accounts with respect to benefits payable under any Insurance Contract.

Section 3.25                                Reinsurance and Coinsurance.

(a)                                  Section 3.25(a) of Seller’s Disclosure Schedule sets forth a list of all Reinsurance Agreements to which the Company is a party or under which it has any existing rights, obligations or liabilities.  Seller has made available to Purchaser and Life Reinsurer a copy of each Reinsurance Agreement.  All Reinsurance Agreements set forth in Section 3.25(a) of Seller’s Disclosure Schedule are in full force and effect and the Company is not and, to the Knowledge of Seller, no other party thereto is in default in any material respect as to any provision thereof; and, except as set forth in Section 3.25(a) of Seller’s Disclosure Schedule, no such agreement contains any provision providing that any party thereto may terminate such agreement by reason of the transactions contemplated by this Agreement.  All reinsurance premiums due under such Reinsurance Agreements have been paid in full or were adequately accrued or reserved for by the Company.  To the extent credit has been taken in any Statutory Statement pursuant to applicable Law for reinsurance pursuant to any Reinsurance Agreement, the Company was entitled to take such credit in such Statutory Statement.

(b)                                 Since January 1, 2008, (1) neither Seller nor the Company has received any written notice from any reinsurer party to a Reinsurance Agreement that any amount of reinsurance ceded by the Company will be uncollectible or otherwise defaulted upon or that there is a dispute with respect to any material amounts recoverable or payable by the Company pursuant to such Reinsurance Agreement, and (2) no such reinsurer is in default or has otherwise failed to pay any material amount when due.

(c)                                  None of the Reinsurance Agreements is or, to the Knowledge of Seller, would be deemed to be, finite reinsurance, financial reinsurance or such other form of reinsurance that does not meet the risk transfer requirements under applicable Law.  Each of the Reinsurance Agreements has been properly characterized and accounted for in the Statutory Statements of the Company in all material respects in accordance with SAP, and no Governmental Authority has objected to such characterization and accounting.

(d)                                 Section 3.25(d) of Seller’s Disclosure Schedule sets forth a list, as of the date of this Agreement, of all Encumbrances, collateral or security arrangements, including by means of a credit for reinsurance trust or letter of credit, to or for the benefit of any cedent under any Reinsurance Agreement.

(e)                                  As of the date of this Agreement, there are no pending or, to the Knowledge of Seller, threatened, Actions with respect to any Reinsurance Agreement.

Section 3.26                                Actuarial Reports.

(a)                                  Seller has, or has caused to be, delivered or made available to Purchaser and Life Reinsurer a copy of (1) the “Actuarial Appraisal of Liberty Life Insurance Company as of December 31, 2009,” dated June 24, 2010, prepared by Towers Watson Pennsylvania Inc. (“Towers Watson”) (the “Actuarial Appraisal”), (2) each Regulatory Asset Adequacy Issues Summary, (3) each actuarial opinion from the Chief Actuary of the Company supporting the applicable Regulatory Asset Adequacy Issues Summary, (4) each actuarial memorandum supporting the applicable actuarial opinion, and (5) each actuarial appraisal prepared at the request of and for the benefit of the Company, Seller or any of their respective Affiliates by independent actuaries, in each case, (A) since December 31, 2007 and (B) including all attachments, addenda, supplements and modifications thereto (the items described in (2) though (4) above, the “Actuarial Analyses”).  As of the date of this Agreement, Towers Watson has not issued any new report or errata with respect to the Actuarial Appraisal nor has it notified Seller or its Affiliates that the Actuarial Appraisal is inaccurate in any material respect.  Each Actuarial Analysis was based upon the Company’s Books and Records and an inventory of Insurance Contracts in force that, at the relevant time of preparation, was complete and accurate in all material respects and was prepared using appropriate modeling procedures and assumptions accurately applied and in conformity with generally accepted actuarial standards consistently applied.  The factual information furnished by Seller and the Company to Towers Watson expressly for the purpose of preparing the Actuarial Appraisal was accurate in all material respects as of the date so delivered.

(b)                                 The policy reserves of the Company recorded in the Statutory Statements as of their respective dates:  (1) were computed in accordance with presently accepted actuarial standards consistently applied and were fairly stated, in accordance with sound actuarial principles; (2) were based on actuarial assumptions which produce reserves at least as great as those called for in any Insurance Contract as to reserve basis and method, and are in accordance with all other Insurance Contract provisions; (3) met the requirements in all material respects of insurance Laws of the State of South Carolina and, to the best of the knowledge of the Chief Actuary of the Company, are at least as great as the minimum aggregate amounts required by the State of South Carolina; (4) were computed on the basis of assumptions consistent with those used in computing the corresponding items in the Annual Statement as at the prior year end; and (5) included provision for all actuarial reserves and related statement items that ought to be established; provided, that in no event shall this Section 3.26(b), Section 3.7(c) or any other provision of this Agreement be deemed to constitute a guaranty, warranty or other representation as to the adequacy or sufficiency of the reserves as provided in any balance sheet or other financial statement.

Section 3.27                                Risk-Based Capital.  Seller has made available to Purchaser and Life Reinsurer copies of all material filings submitted by the Company to any insurance regulatory authority during the twelve (12) months preceding the date of this Agreement that report risk-based capital calculations.  The risk-based capital calculations were made in accordance with, and met all requirements of, applicable Law at the time such filings were made in all material respects.

Section 3.28                                Labor Matters.  The Company is not a party to any agreement with respect to its Current Employees with any labor union or any other employee organization, group or association organized for purposes of collective bargaining.  To the Knowledge of Seller, there are not currently, and during the twenty-four (24) months preceding the date of this Agreement there have not been, any bona fide organizational efforts with respect to the formation of a collective bargaining unit involving the Employees.  During the twenty-four (24) months preceding the date of this Agreement there has been no strike, work stoppage or lockout.  With respect to the Employees, Seller and the Company are in compliance with all Laws regarding employment, employment practices, screening procedures, wages, hours and terms and conditions of employment, including the federal Violent Crime Control and Law Enforcement Act of 1994, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect with respect to the Company.  All Current Employees are employed at will, and there are no employment, retention or other similar agreements in effect between a Current Employee and the Company.  There are not currently any complaints, charges or claims pending against the Company asserting that an independent contractor with respect to the Company Business was not or has not been properly classified as such.  To the Knowledge of Seller, there are no pending or threatened complaints, charges or claims against the Company in connection with or relating to the employment or termination of employment of any Employee.

Section 3.29                                Affiliate Transactions.  Section 3.29 of Seller’s Disclosure Schedule sets forth a list of (a) all Intercompany Agreements in effect as of the date of this Agreement, (b) all Affiliate Agreements in effect as of the date of this Agreement and (c) intercompany assets and liabilities, organized by company, as of September 30, 2010.

Section 3.30                                Separate Accounts; Regulatory Filings.

(a)                                  Section 3.30(a)(1) of Seller’s Disclosure Schedule sets forth a list of all separate accounts maintained by the Company (collectively, the “Separate Accounts”) and (i) each Separate Account is duly and validly established and maintained under the Laws of its state of domicile, is operated in compliance with applicable Laws and is either excluded from the definition of an investment company pursuant to Sections 3(c)(1), 3(c)(7) or 3(c)(11) of the Investment Company Act, or is duly registered as an investment company under the Investment Company Act (any account so registered, a “Registered Separate Account”) and (ii) the Insurance Contracts under which any Separate Account’s assets are held are duly and validly issued and are either exempt from registration under the Securities Act  or were sold pursuant to an effective registration statement under the Securities Act, and any such registration statement is currently in effect to the extent necessary to allow the Company to receive contributions under such policies.

(b)                                 The Company and each Separate Account have filed or furnished all reports, schedules, registration statements and other documents and exhibits thereto required in connection with the offering of Separate Account products with or to the United States Securities and Exchange Commission (the “SEC”) since January 1, 2007 (the “SEC Reports”).  As of their respective dates of filing with or furnishing to the SEC (or, if amended or supplemented by a filing prior to the date of this Agreement, as of the date of such latest filing), the SEC Reports complied in all material respects with the requirements of the Securities Act or the Investment Company Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such SEC Reports, and none of the SEC Reports when filed with or furnished to the SEC (or, if amended or supplemented by a filing prior to the date of this Agreement, as of the date of such latest filing) contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The financial statements of the Company and its Registered Separate Accounts included in the SEC Reports complied, as of their respective dates of filing with the SEC (or, if amended or supplemented by a filing prior to the date of this Agreement, as of the date of such latest filing), in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the financial position of the Company and its Registered Separate Accounts and were prepared in accordance with the applicable internal control procedures of the Company.

(c)                                  Other than the SEC Reports, which are addressed in clause (b) of this Section 3.30, and except as set forth in Section 3.30(c) of Seller’s Disclosure Schedule, the Company and its Separate Accounts have timely filed (after taking into account all grace periods or extensions) all material reports, registrations, statements, documents, filings and submissions, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2008 with any Governmental Authority, and have paid all fees and assessments due and payable in connection therewith.  No violations or material deficiencies have been asserted by any such Governmental Authority with respect to such reports, registrations, statements, documents, filings or submissions that have not been resolved to the satisfaction of the Governmental Authority that noted such violation or deficiency.

Section 3.31                                Books and Records.  The Books and Records are consistent with and accurately reflect the assets, transactions and business of the Company in all material respects and have been maintained in all material respects in accordance with applicable Law.

Section 3.32                                Internal Controls.

(a)                                  The Company maintains accurate Books and Records reflecting its assets and liabilities, and maintains proper and adequate internal accounting controls that provide assurance that:  (1) transactions are executed with management’s general or specific authorization; (2) transactions are recorded as necessary to permit preparation of its financial statements in conformity in all material respects with SAP or GAAP, as applicable, and to maintain accountability for its assets; (3) access to its assets is permitted only in accordance with management’s general or specific authorization; (4) the reporting of its assets is compared with existing assets at regular intervals and appropriate actions are taken with respect to any differences; and (5) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(b)                                 To Seller’s Knowledge, neither the Company nor any of its Representatives has received any non-frivolous complaint, allegation, assertion or claim, whether written or oral, regarding the accounting, reserving or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls, including any complaint, allegation, assertion or claim that the Company has engaged in questionable accounting, reserving or auditing practices.

Section 3.33                                Shared Assets and Shared Employees.

(a)                                  Section 3.33(a) of Seller’s Disclosure Schedule sets forth a list of all material assets, properties or rights of every kind and description that are (1) (A) owned or licensed by Seller or any of its Affiliates (other than the Company) and (B) used in the operation or conduct of the Company Business or (2) (A) owned or licensed by the Company and (B) used in the operation or conduct of the business of Seller or any of its Affiliates (other than the Company).

(b)                                 Section 3.33(b) of Seller’s Disclosure Schedule sets forth a list of (1) any employee, agent, consultant or contractor of Seller or any of its Affiliates (other than the Company) who provides services to the Company Business and (2) any Business Employee who provides services to the business of Seller or any of its Affiliates (other than the Company), in each case other than pursuant to the terms of any Intercompany Agreement.

Section 3.34                                Contract List.  Seller has made available to Purchaser and Life Reinsurer a list of the Contracts the Company has identified that may allow for any Person other than the Company to terminate such Contract upon any change in the credit rating of the Company.  All Contracts included on the list have been made available to Purchaser and Life Reinsurer.

Section 3.35                                No Other Representations or Warranties.  Except for the representations and warranties contained in Article 3 and Section 7.9 and any certificate delivered by such entity under this Agreement, none of USA Holdco, Seller, the Company or any other Person makes any other express or implied representation or warranty on behalf of USA Holdco, Seller, the Company or otherwise in respect of the Company Business or the Shares.

ARTICLE 4
Representations and Warranties of Purchaser.

Except as otherwise set forth in the disclosure schedule delivered by Purchaser to Seller on the date of this Agreement (“Purchaser’s Disclosure Schedule”), Purchaser (on its behalf and on behalf of Annuity Reinsurer) makes the following representations and warranties to Seller as of the date of this Agreement and as of the Closing Date; provided, however, that any representations and warranties that are made as of a specific date or as of the date of this Agreement are only made as of such date:

Section 4.1                                      Organization and Authority of Purchaser.  Purchaser (a) is an exempted company duly incorporated, validly existing and in good standing under the Laws of Bermuda, (b) has all requisite power to operate its business as now conducted and (c) is duly qualified as a foreign corporation to do business, and is in good standing (if applicable), in each jurisdiction where the conduct of its business or the ownership or leasing of its properties requires such qualification, except where failure to so qualify or be in good standing would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect with respect to Purchaser.  Annuity Reinsurer (x) is an exempted company duly incorporated, validly existing and in good standing under the Laws of Bermuda, (y) has all requisite power to operate its business as now conducted and (z) is duly qualified as a foreign corporation to do business, and is in good standing (if applicable), in each jurisdiction where the conduct of its business or the ownership or leasing of its properties requires such qualification, except where failure to so qualify or be in good standing would not, individually or in the aggregate, reasonably be expected to materially impair the ability of Annuity Reinsurer to perform its obligations under the Transaction Agreements to which it is or will be a party.  Purchaser and each applicable Affiliate of Purchaser (including Annuity Reinsurer) has all requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is or will be a party and to perform its obligations hereunder and thereunder.  All necessary corporate action has been taken to bind the Purchaser and each applicable Affiliate of Purchaser (including Annuity Reinsurer) to this Agreement and each other Transaction Agreement to which it is or will be a party, and no additional corporate proceedings on the part of Purchaser or any applicable Affiliate of Purchaser (including Annuity Reinsurer) are necessary to authorize the consummation of this Agreement or the other Transaction Agreements to which any of them is or will be a party or the transactions contemplated hereby or thereby.

Section 4.2                                      Binding Effect.  This Agreement and each of the other Transaction Agreements to which Purchaser or any applicable Affiliate of Purchaser (including Annuity Reinsurer) is or will be a party has been, or upon execution and delivery thereof, will be, duly and validly authorized, executed and delivered by Purchaser and each applicable Affiliate of Purchaser (including Annuity Reinsurer) to the extent a party thereto and constitutes a valid and legally binding obligation of Purchaser and each applicable Affiliate of Purchaser (including Annuity Reinsurer) to the extent a party thereto enforceable against Purchaser and each such Affiliate of Purchaser (including Annuity Reinsurer) to the extent a party thereto in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

Section 4.3                                      Filings and Consents.

(a)                                  No Governmental Authorization is required to be made or obtained by Purchaser or any of its Affiliates (including Annuity Reinsurer) in connection with the execution, delivery or performance by Purchaser and each applicable Affiliate of Purchaser (including Annuity Reinsurer) of this Agreement and the other Transaction Agreements to which any of them is or will be a party, or the consummation by Purchaser and each applicable Affiliate of Purchaser (including Annuity Reinsurer) of the transactions contemplated hereby or thereby except for (a) any notification and report form required to be filed under the HSR Act with the Federal Trade Commission and the Antitrust Division of the Department of Justice and (b) the consents, approvals, waivers, registrations, notices and filings set forth in Section 4.3(a) of Purchaser’s Disclosure Schedule.

(b)                                 Schedule 6.1(b) sets forth all Governmental Authorizations to be made or obtained by Purchaser, any of its Affiliates (including Annuity Reinsurer) or the Company in connection with the execution, delivery or performance of the Annuity Business Reinsurance Agreement.

(c)                                  No consent, approval or authorization of, or action by, or notices to, or waivers from, any Third Party is required to be made or obtained by Purchaser or any of its Affiliates in connection with the execution, delivery or performance by Purchaser and each applicable Affiliate of Purchaser (including Annuity Reinsurer) of this Agreement and the other Transaction Agreements to which any of them is or will be a party, or the consummation by Purchaser and each applicable Affiliate of Purchaser (including Annuity Reinsurer) of the transactions contemplated hereby or thereby, except for the consents, approvals, waivers and notices set forth in Section 4.3(c) of Purchaser’s Disclosure Schedule.

Section 4.4                                      No Violations.  Subject to receipt of the Governmental Authorizations and other consents, approvals and authorizations and the making of the filings, registrations, notices and waivers referred to in Sections 3.5 and 4.3 and Schedule 6.1(b), and the expiration of related waiting periods, the execution, delivery and performance by Purchaser and each applicable

Affiliate of Purchaser (including Annuity Reinsurer) of this Agreement and the other Transaction Agreements to which any of them is or will be a party, and the consummation by Purchaser and each applicable Affiliate of Purchaser (including Annuity Reinsurer) of the transactions contemplated hereby or thereby do not and will not (a) constitute a breach or violation of, or a default under, or give rise to any Encumbrance or any acceleration of remedies, penalty, material increase or decrease in benefit payable or right of termination under any Contract or any note, bond, loan or credit agreement, mortgage, indenture or other Contract to which Purchaser or any of its Affiliates (including Annuity Reinsurer) or by which any of them or any of their respective properties or assets is subject or bound, (b) constitute a breach or violation of, or a default under, the organizational documents of Purchaser or any applicable Affiliate of Purchaser (including Annuity Reinsurer) or (c) conflict with or violate in any material respect any Law or other Governmental Authorization applicable to Purchaser or any applicable Affiliate of Purchaser (including Annuity Reinsurer) or by which any of them or any material portion of their respective properties or assets is bound or subject, except (1) in the case of clause (a), as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect with respect to Purchaser and (2) in the case of clause (c), for any such conflict or violation arising as a result of the regulatory status of or any Governmental Authorizations held or not held by Seller, Life Reinsurer or their respective Affiliates.

Section 4.5                                      Finders’ Fees.  No investment banker, broker, financial advisor, finder or other intermediary has been retained by or is authorized to act on behalf of Purchaser or any of its Affiliates who might be entitled to any fee or commission from Seller or the Company in connection with the transactions contemplated by this Agreement.  Purchaser shall bear 100% of the cost of any fee or commission payable to any investment banker, broker, financial advisor, finder or other intermediary who has been retained by Purchaser or any of its Affiliates.

Section 4.6                                      Financial Capability.

(a)                                  Upon fulfillment of the commitments set forth in the Equity Commitment Letter and after deducting any amounts released from the Escrow Account to Seller in accordance with the Escrow Agreement, Purchaser shall have sufficient funds to enable it to consummate the Purchase (in accordance with the terms, and subject to the conditions, set forth in this Agreement) and to contribute capital to Annuity Reinsurer, as necessary, for Annuity Reinsurer to make all payments required by it upon execution of the Annuity Business Reinsurance Agreement.

(b)                                 Purchaser has received the executed Equity Commitment Letter (a copy of which has been provided to Seller).

(c)                                  The Equity Commitment Letter, as of the date of this Agreement, is in the form so delivered to Purchaser.  The Equity Commitment Letter has not been amended or modified, and the commitment set forth in the Equity Commitment Letter has not been withdrawn or rescinded in any respect.  The Equity Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Purchaser.

Section 4.7                                      Investigation by Purchaser.  Purchaser acknowledges that it has made its own inquiry and investigation into, and based thereon, has formed an independent judgment concerning the Company and its business.

Section 4.8                                      Purchase for Own Account.

(a)                                  Purchaser is an “accredited investor” as that term is defined in Rule 501 of Regulation D under the Securities Act of 1933 (the “Securities Act”).

(b)                                 Purchaser is acquiring the Transferred Shares for investment and not with a view toward, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the Transferred Shares.  Purchaser agrees that the Transferred Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities laws, except pursuant to an exemption from such registration under such act and such laws.

(c)                                  Purchaser is able to bear the economic risk of holding the Transferred Shares for an indefinite period, and has knowledge and experience in financial and business matters such that it is capable of evaluating the risks of an investment in the Transferred Shares.

Section 4.9                                      Purchaser and Annuity Reinsurer Statutory Statements.  Prior to the date of this Agreement, Purchaser has made available to Seller true and correct copies of the following statutory statements, in each case together with the exhibits, schedules and notes thereto and any affirmations and certifications filed therewith:

(a)                                  (1) the audited consolidated financial statement of Purchaser and its Subsidiaries prepared in accordance with Bermuda statutory accounting principles for the fiscal year ended December 31, 2009 and (2) the unaudited quarterly consolidated financial statement of Purchaser and its Subsidiaries prepared in accordance with Bermuda statutory accounting principles as of and for the quarter ended June 30, 2010 (collectively, the “Purchaser Bermuda Statutory Statements”).  The Purchaser Bermuda Statutory Statements fairly present, in all material respects, the consolidated statutory financial position of Purchaser at the dates thereof and the consolidated statutory results of operations, capital and surplus of Purchaser for the periods then ended.

(b)                                 (1) the audited financial statement of Annuity Reinsurer prepared in accordance with Bermuda statutory accounting principles for the fiscal year ended December 31, 2009 and (2) the unaudited quarterly  financial statement of Annuity Reinsurer prepared in accordance with Bermuda statutory accounting principles as of and for the quarter ended June 30, 2010, including all certificates by Annuity Reinsurer’s approved actuary in respect of the payment of any distribution of surplus by Annuity Reinsurer and the declaration or payment of any dividends by Annuity Reinsurer to any Person (collectively, the “Annuity Reinsurer Bermuda Statutory Statements”).  The Annuity Reinsurer Bermuda Statutory Statements fairly present, in all material respects, the statutory financial position of Annuity Reinsurer at the dates thereof and the consolidated statutory results of operations, capital and surplus of Annuity Reinsurer for the periods then ended.

Section 4.10                                No Impediments.  There is no Action pending or, to the Knowledge of Purchaser, threatened, against Purchaser or any of its Affiliates (including Annuity Reinsurer), as applicable, that would reasonably be likely, individually or in the aggregate, to materially impair or delay the ability of Purchaser to obtain those of the Regulatory Approvals to be obtained by Purchaser or its Affiliates or materially impair or delay the ability of Purchaser to effect the Closing.

Section 4.11                                Annuity Reinsurer.  Annuity Reinsurer is (and through the Closing Date will be) a wholly owned Subsidiary of Purchaser.  Purchaser has all requisite corporate power and authority to cause Annuity Reinsurer to execute and deliver each of the Transaction Agreements to which it is or will be a party and to perform its obligations thereunder.

Section 4.12                                No Other Representations or Warranties.  Except for the representations and warranties contained in this Article 4, neither Purchaser nor any other Person makes any express or implied representation or warranty on behalf of Purchaser to Seller.

ARTICLE 5
Covenants

Section 5.1                                      Confidentiality; Access; Transition Matters.

(a)                                  From the date of this Agreement until the Closing Date, subject to applicable Laws, Seller shall and shall cause the Company to permit Purchaser and Life Reinsurer and their respective Representatives to have reasonable access, during regular business hours, and upon reasonable advance notice and in a manner not unreasonably interfering with Seller’s or the Company’s properties or business operations, to (1) the Books and Records and the facilities and offices of the Company and, to the extent relating to the Company or the Company Business, Seller, (2) operating data and such other information concerning the Company or the Company Business that Purchaser, Life Reinsurer or any of their Representatives may from time to time reasonably request and (3) the employees of Seller and the Company whose assistance and expertise is reasonably necessary to assist Purchaser or Life Reinsurer and their respective Representatives in connection with preparation to integrate and transition the Company and the Company Business.  Subject to any applicable Laws, Seller shall furnish, or cause to be furnished, such financial and operating data and other information that is available with respect to the Company or the Company Business as Purchaser, Life Reinsurer or their respective Representatives shall from time to time reasonably request.  Notwithstanding the foregoing, in no event shall Purchaser, Life Reinsurer or their respective Representatives have access to any information (x) the disclosure of which would, in Seller’s reasonable judgment, based on advice of Seller’s legal counsel, create any potential Liability under applicable Laws, including antitrust laws, or would adversely affect any legal privilege, in each case, other than any immaterial liability or effect or (y) that in the reasonable judgment of Seller, based on advice of Seller’s legal counsel, would result in the disclosure of any trade secrets of third parties or other information subject to confidentiality obligations to third parties (provided that, in any such case, Seller shall use commercially reasonable efforts to obtain waivers with respect to the confidentiality restrictions to which any such other information is subject).  Purchaser and Life Reinsurer shall reimburse Seller promptly for reasonable out of pocket expenses (excluding, for the avoidance of doubt, compensation of employees of Seller, the Company and their respective Affiliates) it or the Company incurs in complying with any such request by or on behalf of Purchaser or Life Reinsurer pursuant to this Section 5.1; provided that, with respect to any assistance provided under Section 5.1(a)(3) reimbursable expenses shall also include any costs or expenses that become payable or reimbursable by the Company to Third Parties in connection with any such integration and transition activities, subject, for any such expenses exceeding $50,000, to the prior consent of the Counterparty to which assistance is being provided by Seller or the Company in connection with the incurrence of such expenses.

(b)                                 Purchaser agrees, on behalf of itself and its Affiliates (it being understood that for purposes of Sections 5.1(b) and 5.1(c), the Investor shall be deemed to be an Affiliate of Purchaser irrespective of whether the investment contemplated by the Equity Commitment Letter has already been effected) and Representatives, to hold, and cause its Affiliates and Representatives to hold, the information provided to Purchaser or its Representatives in connection with this Agreement or the other Transaction Agreements in accordance with and subject to the terms of the Purchaser Confidentiality Agreement as though the terms thereof restricted disclosure and use of such information by Purchaser and its Affiliates and Representatives and the Investor in the same manner and to the same degree as it restricts disclosure of “Evaluation Material” pursuant to the Purchaser Confidentiality Agreement.  Life Reinsurer agrees, on behalf of itself and its Representatives, to hold the information provided to it or its Representatives in connection with this Agreement or the other Transaction Agreements in accordance with and subject to the terms of the Life Reinsurer Confidentiality Agreement as though the terms thereof restricted disclosure and use of such information by Life Reinsurer and its Representatives in the same manner and to the same degree as it restricts disclosure of “Evaluation Material” pursuant to the Life Reinsurer Confidentiality Agreement.  The Purchaser Confidentiality Agreement and the Life Reinsurer Confidentiality Agreement shall terminate at the Closing; provided, however, that the confidentiality obligations of the Purchaser, Life Reinsurer and their respective Affiliates and Representatives shall not terminate with respect to any portion of the confidential information relating to Seller or any of its Affiliates (other than the Company).  If, for any reason, the transactions contemplated by this Agreement and/or the other Transaction Agreements are not consummated, (1) the Purchaser Confidentiality Agreement and the Life Reinsurer Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with their respective terms and (2) Purchaser and Life Reinsurer shall, and shall cause their respective Affiliates and Representatives to, promptly destroy or return to Seller any report, analysis or other material containing information provided to Purchaser, Life Reinsurer or their respective Affiliates or Representatives in connection with this Agreement or the other Transaction Agreements; provided, that neither

Purchaser, Life Reinsurer nor their respective Affiliates or Representatives will be required to erase any such report, analysis or material that has been electronically stored and has been saved to a back-up file in accordance with Purchaser’s, Life Reinsurer’s or their respective Representative’s of Affiliate’s ordinary electronic back-up practices, on the condition that, except as otherwise required by applicable Law, (i) Purchaser, Life Reinsurer and their respective Affiliates’ and Representatives’ personnel whose functions are not primarily information technology do not access such retained copies and (ii) Purchaser, Life Reinsurer and their respective Affiliate’s and Representatives’ personnel whose functions are primarily information technology in nature access such copies only as reasonably necessary for the performance of their information technology duties (e.g., for purposes of system recovery).  Notwithstanding the foregoing, Purchaser and Life Reinsurer may, to the extent required by Law or the written record keeping policies of Purchaser or Life Reinsurer, as applicable, maintain one copy of any such report, analysis or material in its legal department for its file related to the transactions contemplated hereby and in the Transaction Agreements separate and apart from all unrelated files solely for litigation purposes should litigation arise with respect to obligations under this Agreement or the Transaction Agreements; provided that access to such report, analysis or material is restricted to legal personnel for the purposes permissible hereunder.

(c)                                  None of Seller, Purchaser, Life Reinsurer and their respective Affiliates and Representatives shall make public the terms or conditions of this Agreement, including the subject matter of this Agreement or negotiations relating to this Agreement or any documents referred to herein; provided, however, that the foregoing obligation of Seller, Purchaser, Life Reinsurer and their respective Affiliates and Representatives shall not prohibit disclosure of any such information (1) if required by Law or stock exchange rules (in which case the Party required to make such disclosure shall allow (to the extent permitted by law and reasonably practicable) the other Parties a reasonable opportunity to comment on such disclosure in advance of such disclosure); (2) to auditors or ratings agencies; provided, that such auditors or ratings agencies are made aware of the provisions of this Section 5.1; (3) by Seller and its Affiliates to custodians, retrocessionaires, reinsurers or investment managers of the Company and/or its business, where in the reasonable opinion of Seller such disclosure is reasonably necessary to facilitate the transactions contemplated by this Agreement and the other Transaction Agreements; (4) to the extent that the information has been made public by or on behalf of, or with the prior consent of, (A) Seller, with respect to disclosure by Purchaser, Life Reinsurer or any of their respective Affiliates and Representatives, or (B) Purchaser or Life Reinsurer, as applicable, with respect to disclosure by Seller or any of its Affiliates and Representatives; (5) to the extent reasonably necessary in connection with any Action or in any dispute with respect to this Agreement or any other Transaction Agreement; (6) to the Investor or Apollo Global Management LLC without obtaining Seller’s prior consent and (7) with the prior approval of Seller (not to be unreasonably withheld or delayed), by Purchaser to (A) Persons who are equity holders of Purchaser as of the date of this Agreement, or (B) Apollo Global Management LLC’s existing partners in investment vehicles managed or controlled by Apollo Global Management LLC and investors or potential investors, in the case of each (A) or (B) where in the reasonable opinion of Purchaser such disclosure is reasonably necessary to facilitate the transactions contemplated by this Agreement and the other Transaction Agreements.

(d)                                 From and after the Closing, Seller and its Affiliates shall, and shall cause each of their Representatives to, maintain in confidence any written, oral or other information relating to the Company or the Company Business or obtained from Purchaser or its Affiliates (including the Company) or from Life Reinsurer or its Affiliates, except that the foregoing requirements of this Section 5.1(d) shall not apply to the extent that (1) any such information is or becomes generally available to the public other than as a result of disclosure by Seller or its Affiliates or any of their respective Representatives in breach of this Agreement; (2) any such information is required by applicable Law, Governmental Order or a Governmental Authority to be disclosed (with notice given to Purchaser and/or Life Reinsurer, as applicable, to the extent permitted by Law) (including any report, statement, testimony or other submission to such Governmental Authority); (3) any such information was or becomes available to Seller or its Affiliates on a non-confidential basis and from a source (other than Purchaser or Life Reinsurer or any of their respective Affiliates or Representatives (including the Company)) that is not known by Seller (x) to be bound by a confidentiality agreement with respect to such information or (y) to be otherwise obligated to keep such information confidential; or (4) any such information is reasonably necessary to be disclosed in connection with any Action or in any dispute with respect to this Agreement or any other Transaction Agreement (including in response to any summons, subpoena or other legal process or formal or informal investigative demand issued to the disclosing party in the course of any litigation, investigation or administrative proceeding); provided, that if Seller or any of its Affiliates becomes legally compelled by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar judicial or administrative process to disclose such confidential information, to the extent reasonably practicable, Seller shall provide Purchaser or Life Reinsurer, as the case may be, with prompt notice of the intended disclosure before the actual disclosure so that Purchaser or Life Reinsurer may seek a protective order.

(e)                                  Effective as of the Closing Date and pursuant to the Assignment Agreement, Seller shall or shall cause its applicable Affiliate to assign to Purchaser its rights under each Pre-Closing Confidentiality Agreement pursuant to which the counterparty to any Pre-Closing Confidentiality Agreement was given access to a data room maintained by or on behalf of Seller in connection with a potential negotiated transaction in respect of the Company (each such Pre-Closing Confidentiality Agreement, an “Assigned Pre-Closing Confidentiality Agreement”).  At the Closing, Seller shall or shall cause its applicable Affiliate to deliver to Purchaser a copy of each Assigned Pre-Closing Confidentiality Agreement.  In the event that Purchaser or any of its Affiliates or Representatives reasonably determines in good faith that it is likely that a Third Party may be using or disclosing confidential information in violation of one or more of the Pre-Closing Confidentiality Agreements not assigned to Purchaser, (i) Purchaser may notify Seller of the potential breach by the applicable Third Party and (ii) Seller shall determine whether such Third Party is party to a Pre-Closing Confidentiality Agreement.  In the event that such Third Party has executed a Pre-Closing Confidentiality Agreement,

Seller hereby agrees that it shall notify Purchaser thereof and, at the request of Purchaser, shall use its commercially reasonable efforts to enforce its rights under the applicable agreement.

Section 5.2                                      Conduct of Business.  During the period from the date of this Agreement until the Closing, except (a) as otherwise contemplated by this Agreement or the other Transaction Agreements, (b) for matters set forth in Section 5.2 of Seller’s Disclosure Schedule, (c) as required by applicable Law or (d) as Purchaser (or, where indicated, Purchaser and Life Reinsurer) otherwise consents in writing in advance, Seller shall cause the Company to (1) conduct the Company Business in the ordinary course consistent with past practice, (2) use its commercially reasonable efforts to preserve intact its business and relationships, including by maintaining the Insurance Contracts and Permits, by keeping available the services of those of the officers and key employees, consultants and agents of its business, and by maintaining material relationships (contractual or otherwise) and goodwill with customers, regulators, suppliers, creditors, employees and service providers of and to its business and others having business dealings with it, in each case that Purchaser and Life Reinsurer have not indicated expressly that they intend to terminate subsequent to the Closing (it being understood and agreed that adverse changes in the Company’s business and relationships (including any rating agency actions and any actual or reasonably foreseeable consequences thereof) that result from or are caused by the announcement of the transaction and the plans of Purchaser, Life Reinsurer or their respective Affiliates with respect to restructuring, integrating or operating the Company that have been disclosed to the public or to employees, suppliers or customers of the Company shall not constitute, or be taken into account in determining whether there has been, a breach by Seller of its obligation under this Section 5.2, and (3) cause the Company to not to do any of the following:

(a)                                  declare, set aside or pay any dividend or distribution on any shares of capital stock or other equity interest, or purchase, redeem, repay, repurchase or otherwise acquire any shares of its capital stock or other equity interest, other than the Closing Date Share Redemption;

(b)                                 effect any recapitalization, reclassification, stock split or like change in its capitalization;

(c)                                  amend its articles or certificate of incorporation, bylaws or other organizational documents;

(d)                                 issue, sell, pledge, transfer or otherwise dispose of or encumber any shares of its capital stock or securities convertible into or exchangeable for any such shares, or any rights, warrants, options, calls or commitments to acquire any such shares or other of its securities;

(e)                                  without the consent of Purchaser and Life Reinsurer, purchase, sell, lease, pledge, exchange, encumber or otherwise dispose or acquire any property or assets (other than transactions in respect of any Portfolio Asset and other transactions occurring in the ordinary course of business and Permitted Encumbrances), make any capital expenditure for which the aggregate consideration paid or payable in any individual transaction is in excess of $50,000 or in the aggregate in excess of $500,000 or exercise any option to extend any Real Property Leases;

(f)                                    incur any indebtedness for money borrowed other than indebtedness incurred in the ordinary course of business; make any loans, advances or capital contributions to, or investments in, any other Person, other than investments made in the ordinary course of business in accordance with its investment policies; assume, grant, guarantee or endorse, pledge or otherwise secure any assets or property or otherwise as an accommodation become responsible for (whether primary or secondary) the obligations of any Person;

(g)                                 without the consent of Purchaser and Life Reinsurer, adopt a plan of complete or partial liquidation or rehabilitation or authorize or undertake a merger, dissolution, rehabilitation, consolidation, restructuring, recapitalization or other reorganization;

(h)                                 without the consent of Purchaser and Life Reinsurer, change its fiscal year, except as required by the Company Accounting Policies, GAAP or SAP, or make any change in its methods, principles or practices of accounting or adopt or seek permission for a permitted practice;

(i)                                     acquire (by merger, consolidation or acquisition of stock, other equity interest or assets, bulk reinsurance or otherwise) any Person or other business organization or assets or liabilities comprising a business or a segment, division or line of business or any material amount of property or assets in or of any other Person or create or acquire any Subsidiaries;

(j)                                     default under any indebtedness or cancel or compromise any indebtedness or waive any material rights relating thereto;

(k)                                  (i) change its investment policies or guidelines or make or dispose of investments other than in the ordinary course of business (except as required or permitted in (ii) through (iv) below), (ii) sell any Portfolio Asset that is in an unrealized gain position under SAP, unless (x) the security or asset is placed on the Company’s internal credit watch list or becomes other than temporarily impaired under SAP, in each case, determined consistent with past practice and in accordance with such policies of the Company as in effect on the date of such determination or (y) such sale is required by RBC Group Risk Management, (iii) take any action with respect to restructuring, foreclosing or otherwise working out any commercial mortgages except with the consent of Purchaser and Life Reinsurer, and (iv) except as permitted by the Company’s investment policy then in use, acquire any Portfolio Assets; provided, however, that upon reasonable prior notice by Purchaser and not more frequently than once per week, appropriate personnel of Company will meet with Purchaser to review the Company’s investment strategy and activities.

(l)                                     without the consent of Purchaser and Life Reinsurer, incur, create or assume any Encumbrance, other than Permitted Encumbrances;

(m)                               without the consent of Purchaser and Life Reinsurer, make any change in any of the policies, guidelines, practices, principles, standards, procedures or systems of the Company, in each case with respect to the Company’s reinsurance, claims administration, reserving, actuarial determinations, pricing, hedging, Producer compensation, policy retention and conservation or underwriting, other than such changes as are required by GAAP, SAP or applicable Law or, in respect of underwriting, pricing or claims administration, in the ordinary course of business consistent with past practice;

(n)                                 without the consent of Purchaser and Life Reinsurer, modify or amend in any respect materially adverse to the Company or terminate any of the Material Contracts or waive, release or assign any material rights or claims thereunder or enter into or amend any Contract which would, if entered into or amended prior to the date of this Agreement, have been a Material Contract;

(o)                                 without the consent of Purchaser and Life Reinsurer, except as contemplated by existing written agreements and policies in effect prior to the date of this Agreement, or as otherwise required by applicable Law, (1) grant or provide any material severance or termination payments or benefits to any director, officer or employee, (2)increase the compensation, bonus or pension, welfare, severance or other benefits of, or make any new equity awards to any director, officer or employee of the Company, except for merit-based increases in base compensation in the ordinary course of business consistent with past practice, (3) establish, adopt, amend or terminate any Benefit Plan or materially amend the terms of any outstanding equity-based awards, (4) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Benefit Plan, to the extent not already provided in any such Benefit Plan, or (5) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP;

(p)                                 settle or compromise or agree to the dismissal of any Action or threatened Action (in each case, except for claims under any Insurance Contracts within applicable policy limits), other than any settlement or compromise of any Action that involves solely cash payments of less than $100,000 (excluding any policy benefit paid in connection with such settlement or compromise);

(q)                                 make or change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment, enter into any transactions outside the ordinary course of business (other than the transactions contemplated by this Agreement or the Transaction Agreements) that would materially alter the Tax Attributes of the Company set forth on Section 3.10(m)(ii) of Seller’s Disclosure Schedule, surrender any right to claim a Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or take or omit to take any other action, if such action or omission would have the effect of materially increasing the Tax liability or reducing any Tax attribute of the Company;

(r)                                    without the consent of Purchaser and Life Reinsurer, enter into any new line of business, or introduce any new products or services, or change in any material respect existing products or services, except as may be required by applicable Law;

(s)                                  modify or amend in any material respect or terminate any of the Intercompany Agreements or Affiliate Agreements or waive, release or assign any material rights or claims thereunder or enter into any Contract which would, if entered into prior to the date of this Agreement, have been an Intercompany Agreement or an Affiliate Agreement;

(t)                                    incur any Intercompany Obligations other than in the ordinary course of business;

(u)                                 without the consent of Purchaser and Life Reinsurer, negotiate or enter into any new reinsurance agreement or arrangement or renew or amend any existing Reinsurance Agreement, except (i) as set forth on Section 5.2(u) of Seller’s Disclosure Schedule and (ii) for renewals of yearly renewable term Reinsurance Agreements on substantially the same terms as those in effect on the date of this Agreement; or

(v)                                 without the consent of Purchaser and Life Reinsurer, authorize or enter into any Contract to do any of the foregoing.

Section 5.3                                      Access to, and Maintenance, Transfer and Preservation of, Books and Records.

(a)                                  From and after the date of this Agreement and until the Closing Date, Seller shall, and shall cause the Company to, preserve and maintain the Books and Records in all material respects in the same manner and with the same care that the Books and Records have been maintained prior to the execution of this Agreement.  At the Closing (i) to the extent such documents are in the possession of the Company, Seller shall, or shall cause its Affiliates to, deliver to Purchaser or its designee (including Life Reinsurer), but only to the extent not located at an office of the Company, (1) all corporate records of the Company, including any corporate records relating solely to the Company’s legal existence, stock ownership and corporate governance and (2) all material Permits of the Company and (ii) or as soon as possible thereafter (but not later than five (5) Business Days after the Closing Date) to the extent such documents are not in the possession of the Company, Seller shall, or shall cause its Affiliates to, deliver to Purchaser or its designee (including Life Reinsurer), but only to the extent not located at an office of the Company, (1) all corporate records of the Company, including any corporate records relating to the Company’s legal existence, stock ownership and corporate governance and (2) all Permits of the Company.

(b)                                 Purchaser and Life Reinsurer agree that each shall preserve and keep, or cause to be preserved and kept, all original Books and Records in respect of the Company in its or its Affiliates’ or its designees’ possession for the longer of any applicable statute of limitations and a period of six (6) years from the Closing Date.  During such six-year or longer period, upon reasonable notice and for any reasonable business purpose, including for audit, accounting or regulatory matters, the preparation of regulatory and statutory filings and financial statements and the conduct or defense of any regulatory inquiry or other Action, except as determined in good faith to be appropriate to ensure compliance with any applicable Laws and subject to any applicable privileges (including the attorney-client privilege), Seller and its Affiliates and their respective Representatives shall have access during normal business hours to examine, inspect and copy the Books and Records relating to periods prior to the Closing Date; provided, however, that such investigation may not unreasonably interfere with any of the businesses or operations of Purchaser, Life Reinsurer or the Company or any of their applicable Affiliates; and provided, further, that the auditors and accountants of Purchaser or its Affiliates shall not be obligated to make any work papers available to any Person unless and until such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants.  After such six-year or longer period, before Purchaser, Life Reinsurer or any of their Affiliates or designees shall dispose of any of such Books and Records, it shall give at least thirty (30) days’ prior written notice of its intention to dispose of such Books and Records to Seller, and Seller shall be given an opportunity, at its cost and expense, to remove and retain all or any part of such Books and Records as Seller may elect.  If so requested by Purchaser, Seller shall enter into a customary joint defense agreement with Purchaser, Life Reinsurer or any of their respective Affiliates, as applicable, with respect to any information to be provided to Seller pursuant to this Section 5.3(b).

Section 5.4                                      Delivery of Financial Information.  As soon as practicable, but in any event within forty-five (45) days following the end of each calendar quarter or within sixty (60) days following the end of each calendar year that is completed prior to the Closing Date, commencing with the quarter ended September 30, 2010, Seller shall cause to be delivered to Purchaser and Life Reinsurer the unaudited quarterly or annual statutory financial statements of the Company as of and for the end of such quarter or year prepared in accordance with SAP and filed with the Department.

Section 5.5                                      Reasonable Best Efforts; Regulatory Matters; Third Party Consents.

(a)                                  Subject to the terms and conditions of this Agreement, Seller, on the one hand, and Purchaser and Life Reinsurer, on the other hand, agree to use their respective reasonable best efforts (1) to take, or cause to be taken, all actions, including, executing and delivering, or causing to be executed and delivered, any documents and other papers and to make any filings and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement and the other Transaction Agreements, including the Closing Date Share Redemption, the payment of the Existing Surplus Note Repayment Amount and consummation of the Reinsurance Transactions,

(2) to refrain from taking any actions that would reasonably be expected to impair, delay or impede the Closing and (3) not in limitation of any other provision of this Agreement, to use their respective reasonable best efforts to cause all the conditions to the obligations of the other Parties to consummate the transactions contemplated by this Agreement to be met as soon as reasonably practicable.

(b)                                 Seller, on the one hand, and Purchaser and Life Reinsurer, on the other hand, shall, in connection with the efforts referenced in Section 5.5(a), keep the other Party or Parties reasonably apprised of the status of the matters relating to the completion of the transactions contemplated hereby, including with respect to the satisfaction of the conditions set forth in Article 6.

(c)                                  Subject to the terms and conditions of this Agreement, each of Purchaser and Life Reinsurer, on the one hand, and Seller, on the other hand, shall, and shall cause their respective Affiliates and Representatives to, use their respective reasonable best efforts (1) to take, or cause to be taken, all actions reasonably necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such Party or its Affiliates with respect to transactions contemplated by the Transaction Agreements and, subject to the conditions set forth in Article 6, to consummate the transactions contemplated by this Agreement and the other Transaction Agreements; and (2) subject to Section 5.5(d) to obtain (and to cooperate with the other Party or Parties to obtain) as promptly as practicable all consents, authorizations, orders and approvals of, or any exemptions by, all Governmental Authorities that may be or become reasonably necessary for the execution and delivery of, and the performance of the obligations pursuant to, and the consummation of the transactions contemplated by this Agreement and the other Transaction Agreements (including the payment of the Existing Surplus Note Repayment Amount and the Closing Date Share Redemption (including the issuance and repayment of the Closing Date Note and the payment of the Share Redemption Cash Consideration, if any)).  Purchaser and Life Reinsurer, on the one hand, and Seller, on the other hand, shall cooperate with the reasonable requests of the other Party or Parties in promptly seeking to obtain all such authorizations, consents, orders and approvals.  Neither Seller, nor Purchaser or Life Reinsurer, shall take, or shall permit any of its Affiliates and Representatives to take, any action that would reasonably be expected to have the effect of delaying, impairing or impeding the receipt of any required approvals.

(d)                                 Purchaser, Annuity Reinsurer or the Company shall not be obligated to take or refrain from taking any action, or suffer to exist any condition, limitation, restriction or requirement, in each case that is imposed by a Governmental Authority on such Person or Persons, in connection with their respective pursuits of any of the consents and approvals listed on Section 3.5(a) of Seller’s Disclosure Schedule, Section 4.3(a) of Purchaser’s Disclosure Schedule or Schedule 6.1(b) that would, individually or in the aggregate result or reasonably be likely to result in, a Burdensome Condition.

(e)                                  Definitions.  For purposes of this Agreement:

“Burdensome Condition” means, after giving effect to, and to the extent it cannot be mitigated through, the Resolution Process, (A) a material impairment of the economic benefits, taken as a whole, which Purchaser and its Affiliates, taken together, reasonably expect to derive from the consummation of the transactions contemplated by this Agreement and the Transaction Agreements, had Purchaser and its Affiliates not been obligated to take or refrain from taking or agree to take or refrain from taking such action or suffer to exist such condition, limitation, restriction or requirement, which impairment is such that, had it been known prior to the date of this Agreement, a prudent Person in their positions and with such expectations would not have entered into this Agreement and the Transaction Agreements; (B) a condition reasonably likely to cause an impairment of the business or the assets, liabilities, properties, operations, results of operations or financial condition of any of Purchaser or any of its Subsidiaries; or (C) any requirement to sell, divest, operate in a specified manner, hold separate or discontinue (other than any temporary measure), before or after the Closing Date, any portion of the assets, liabilities, businesses, operations, or interests in any assets or businesses of the Company, Purchaser or any of its Affiliates, or any requirement that the Company, Purchaser or Annuity Reinsurer maintain additional capital; provided, that in the case of each of clause (B) and clause (C), the effect of such condition or requirement (whether such condition or requirement is imposed on Purchaser, any of its Affiliates or the Company, and regardless of the actual size or financial resources of the Person or Persons on whom the condition or requirement is imposed) would be material to the assets, liabilities, business, operations, financial condition or results of operations of an entity having the size of, and financial resources equal to those of, the Company, if such condition or requirement were imposed on such entity (excluding, for this purpose, the impact of any such condition or requirement to the extent that it arises from changes in insurance Laws and other Laws or changes in the interpretation thereof by Governmental Authorities, in each case, solely to the extent such change is of general applicability), and provided, further, that in the case of each of clauses (A), (B) and (C), no requirement that is contemplated by the Transaction Agreements (including the transfer of assets and reserves pursuant to the Closing Date Reinsurance Agreements, the repayment of the Existing Surplus Note and the Closing Date Share Redemption Amount) shall constitute, or be taken into account in determining whether there is or has been imposed, a Burdensome Condition.

“Resolution Process” means, with respect to any condition, limitation, restriction or requirement that would reasonably be likely to result in a Burdensome Condition, that, prior to Purchaser being entitled to invoke the actual or potential existence of a Burdensome Condition, Purchaser and Life Reinsurer shall:  (1) provide Seller with all information reasonably requested by it to enable Seller to analyze the causes and potential implications of such condition and effect; and (2) meet with Seller in order to:  (x) exchange and review their and Seller’s views as to such condition, limitation, restriction or requirement; (y) discuss any potential approaches that would avoid such condition, limitation, restriction or requirement or mitigate its impact; and (z) negotiate in good faith to attempt to agree to modify the transactions contemplated hereby, on mutually acceptable terms and on an equitable basis in a way that would substantially eliminate any such condition, limitation, restriction or requirement or sufficiently mitigate its adverse impact so that it would no longer constitute a Burdensome Condition; it being understood and agreed that if reasonable steps can be identified to avoid such effect or condition or sufficiently mitigate the negative impact thereof, Purchaser and Life Reinsurer will take, or cause their Affiliates to take, as applicable, all such reasonable steps.

(f)                                    Without limiting the generality of the foregoing, as promptly as practicable after the date of this Agreement, each Party shall make all filings and notifications with all Governmental Authorities that may be or become reasonably necessary, proper or advisable for the execution and delivery of, and the performance of the obligations pursuant to, and the consummation of the transactions contemplated by, this Agreement (including the Purchase and payment of the Closing Date Share Redemption Amount) and the other Transaction Agreements, including (1) Purchaser causing “Form A” or similar change-of-control applications to be filed in each jurisdiction where required by applicable insurance Laws with respect to the transactions contemplated by this Agreement and the other Transaction Agreements (no later than ten (10) Business Days from the date of this Agreement), (2) Seller and Purchaser, cooperating with each other, causing to be made an appropriate filing of a notification and report form pursuant to the HSR Act (which filing, including the exhibits thereto, notwithstanding anything contained herein to the contrary, need not be shared or otherwise disclosed to the other Party) with respect to the transactions contemplated by this Agreement and the other Transaction Agreements (no later than ten (10) Business Days from the date of this Agreement), (3) Seller causing the Company to request approval or non-disapproval for the Closing Date Share Redemption (including the issuance and repayment of the Closing Date Note and the payment of the Share Redemption Cash Consideration, if any) (no later than ten (10) Business Days from the date of this Agreement), (4) Seller causing the Company to make all filings required for approval of the Reinsurance Transactions (no later than ten (10) Business Days from the date of this Agreement), and (5) Seller, Purchaser and Life Reinsurer each causing to be made any other filing that may be required under any insurance, financial services or similar applicable Law or by any Governmental Authority with jurisdiction over enforcement of any applicable insurance, financial services or similar Law, including all other Regulatory Approvals (no later than ten (10) Business Days from the date of this Agreement).  Purchaser, Seller and Life Reinsurer shall as promptly as practicable make any and all other filings and submissions of information and documentary materials with such Governmental Authorities which are required or requested by such Governmental Authorities in order to obtain the approvals or waivers required by such Governmental Authorities to consummate the transactions contemplated by this Agreement and the other Transaction Agreements.  Purchaser shall have responsibility for the filing fees associated with its HSR Act filing, any “Form A” or similar change of control application and any filings associated with the Closing Date Reinsurance Agreements and the approval of the Closing Date Share Redemption (including the issuance and repayment of the Closing Date Note and the payment of the Share Redemption Cash Consideration, if any); Seller shall have responsibility for the filing fees associated with payment of the

Existing Surplus Note Repayment Amount; and Seller, Purchaser and Life Reinsurer shall have responsibility for their other respective filing fees associated with any other required filing.  If any Governmental Authority requires that a hearing be held in connection with any approval, Purchaser, Life Reinsurer or Seller, as applicable, shall use its reasonable best efforts to arrange for such hearing to be held as promptly as practicable.  Except as may be required as a result of the Resolution Process, no Party shall be obligated to contest any final, non-appealable action or decision taken by any Governmental Authority prohibiting the consummation of the transactions contemplated by this Agreement or any of the other Transaction Agreements.  In the event that the transaction is subject to any such circumstances, the Parties shall engage in the Resolution Process in an effort to in good faith resolve such circumstances in order to permit the consummation of the transactions contemplated by this Agreement and the other Transaction Agreements.

(g)                                 Subject to applicable Laws relating to the sharing of information and other than in regards to confidential portions thereof, each of Seller, Purchaser and Life Reinsurer shall promptly notify the other Parties of any communication it receives from any Governmental Authority relating to the matters that are the subject of this Agreement and any of the other Transaction Agreements and, to the extent practicable, permit the other Parties to review in advance, and consider in good faith the views of the other Parties in connection with, any proposed written communication to any Governmental Authority in connection with any Governmental Authorization, and promptly provide the other Parties with copies of all correspondence, filings or communications between such Party or any of its Representatives, on the one hand, and any Governmental Authority or members of the staff of any Governmental Authority, on the other hand in connection with any Governmental Authorization.  Prior to submitting any letter, filing or other written communication (other than routine administrative or logistical communications) with any Governmental Authority in connection with any Governmental Authorization, each Party shall allow the other Parties reasonable opportunity to review and provide comments on a draft of such written communication in advance of submitting such written communication to such Governmental Authority.  Purchaser or Life Reinsurer, on the one hand, and Seller, on the other hand, shall not participate, or agree to participate or permit its Representatives to participate or agree to participate, in any meeting with any Governmental Authority in connection with any Governmental Authorization unless it consults with the other Party or Parties in advance and, to the extent permitted by the applicable Governmental Authority and subject to applicable Laws relating to the sharing of information, gives the other Party or Parties reasonable opportunity to attend and participate prior to participating in any meeting with any Governmental Authority in respect of such Governmental Authorization.  Subject to the Purchaser Confidentiality Agreement, the Life Reinsurer Confidentiality Agreement and Section 5.1 of this Agreement, Seller, on the one hand, and Purchaser and Life Reinsurer, on the other hand, shall coordinate and cooperate fully with the other Party or Parties in exchanging such information and providing such assistance as the other Party or Parties may reasonably request in connection with the foregoing (including in seeking early termination of any applicable waiting periods under the HSR Act); provided, however, that none of Purchaser, Life Reinsurer and Seller or any of their respective Affiliates shall be required

(1) to disclose any information that in the reasonable judgment of such Party would result in the disclosure of any trade secrets of Third Parties or violate any of its contractual obligations or obligations with respect to confidentiality or (2) to disclose any privileged information or confidential competitive information; and provided, further, that Purchaser’s obligations to notify Seller with respect to communications received by a Taxing Authority, as well as the rights and obligations of the Parties to this Agreement with respect to any Tax Contest, shall be governed solely by Article 8.  None of Purchaser, Life Reinsurer or Seller shall be required to comply with any of the foregoing provisions of this Section 5.5(g) to the extent that such compliance would be prohibited by applicable Law.  The Parties further covenant and agree not to extend any waiting period associated with any Governmental Authorization or enter into any agreement with any Governmental Authority not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other Parties hereto.

(h)                                 Each of Seller, Purchaser and Life Reinsurer shall use their reasonable best efforts to obtain any other Third Party consents and approvals and make any other notifications that may be required in connection with the transactions contemplated by this Agreement and the other Transaction Agreements; provided, that no Party shall be required to compensate any Third Party, commence or participate in litigation or offer or grant any accommodation (financial or otherwise) to any Third Party to obtain any such consent or approval.  Each Party shall promptly advise the other Parties of any communication that causes such Party to believe that there is a reasonable likelihood that any such consent or approval will not be obtained or that the receipt of such consent or approval will be materially delayed or conditioned.

Section 5.6                                      Employment, Benefits and Transferring Employees.

(a)                                  Not more than thirty (30) days following the date of this Agreement, Life Reinsurer shall provide a list to Seller of the Current Employees to whom Life Reinsurer intends to offer employment, commencing at the Effective Time (the “Transferring Employees”).  Life Reinsurer shall provide, or shall cause to be provided, to each Transferring Employee, for a period of 18 months following the Closing Date (but only for so long as such Transferring Employee remains employed by Life Reinsurer or its Affiliates), (i) base salary that is no less than the base salary provided to such Transferring Employee immediately before the Closing Date, (ii) an opportunity to earn bonus and incentive compensation that is comparable to the opportunity available to employees of Life Reinsurer and its Affiliates with similar duties or responsibilities, (iii) employee benefits and other terms and conditions of employment that are not less favorable in the aggregate than those provided to similarly situated employees of Life Reinsurer and its Affiliates, (iv) job duties and responsibilities that are comparable to those such Transferring Employee held immediately before the Closing Date (but taking into account such changes as may be appropriate in connection with the transition of business to the systems and processes of Life Reinsurer and its Affiliates), and (v) employment at the same facility at which each Transferring Employee worked immediately before the Closing Date, or at a facility that is within twenty-five (25) miles from such facility.  Seller shall use its reasonable best efforts to assist Life Reinsurer in its efforts to hire the employees receiving offers under this Section 5.6(a) and Seller shall not take, and will cause each of its Affiliates not to take, any action which would impede, hinder, interfere or otherwise compete with such efforts.  Seller shall cause each Employee of the Company other than the Transferring Employees to either be terminated immediately prior to the Effective Time or transferred to an Affiliate of the Company, and shall cooperate with Life Reinsurer in transferring the employment of all Transferring Employees from the Company to Life Reinsurer as of the Effective Time.  Seller shall be responsible for and shall satisfy all notice and other requirements applicable to all Employees pursuant to the Workers Adjustment and Retraining Notification Act and any and all comparable state, local and other Laws (the “WARN Act”).  Seller shall be responsible for all severance obligations applicable to all Employees terminated prior to the Effective Time.

(b)                                 Notwithstanding the provisions of Section 5.6(a), for a period of eighteen (18) months after the Closing Date, Life Reinsurer will cause each Transferring Employee to be provided with severance benefits that are no less favorable in the aggregate than the severance benefits that would have been payable to such Transferred Employee under the “RBC Insurance (USA) Severance Pay Plan” (made available by Seller to Purchaser and Life Reinsurer as in effect immediately prior to the date of this Agreement) (the “RBC Severance Plan”) had the RBC Severance Plan remained applicable to such Transferring Employee, and taking into account (1) the Transferring Employee’s service as set forth in Section 5.6(c) as well as the Transferring Employee’s service with Life Reinsurer and its Affiliates, and (2) any arrangements made by Life Reinsurer to reduce or eliminate such benefits in the event that a Transferring Employee subsequently refuses an offer of employment that is substantially comparable in the aggregate from Purchaser or its Affiliates.

(c)                                  As of the Closing Date, the Company shall cease to participate in all Benefit Plans.  As of the Closing Date, all Employees shall cease to accrue further benefits under all Benefit Plans, and Life Reinsurer shall cause all Transferring Employees to commence participation in employee benefit plans and compensation arrangements sponsored and maintained by Life Reinsurer or its Affiliates in accordance with the terms of such plans and arrangements.  Life Reinsurer shall permit each Transferring Employee who has received an eligible rollover distribution (as defined in Section 402(c)(4) of the Code) from the RBC -USA Retirement and Savings Plan (the “Seller’s 401(k) Plan”), if any, to roll such eligible rollover distribution, including any associated loans, as part of any lump sum distribution to the extent permitted by Seller’s 401(k) Plan into an account under the Protective Life Corporation 401(k) and Stock Ownership Plan.  With respect to any plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), or any plan that would be a “welfare benefit plan” (as defined in Section 3(1) of ERISA) if it were subject to ERISA, maintained by Life Reinsurer or its Affiliates, Life Reinsurer and its Affiliates shall (1) provide coverage for Transferring Employees under its medical, dental and health plans as of the Closing Date, (2) waive any pre-existing condition, actively-at-work requirements and waiting periods and (3) cause such plans to honor any expenses incurred by the Transferring Employees and their beneficiaries under similar plans of Seller or the Company during the portion of the calendar year in which the Closing Date occurs for purposes of satisfying applicable deductible, co-insurance and maximum out-of-pocket expenses.  With respect to any Transferring Employees who become participants in any benefit plan or program of Life Reinsurer or any of its Affiliates, Life Reinsurer shall give credit (or, as applicable, cause credit to be given by any of its Affiliates) under such plans and programs, for purposes of eligibility (including for purposes of satisfying any minimum service requirements for participation), vesting and benefit accrual thereunder, for all service recognized by the Company except (1) for purposes of determining benefit accruals under any Pension Plan of Life Reinsurer or its Affiliates and (2) to the extent that such credit would result in a duplication of benefits.

(d)                                 Life Reinsurer shall credit the Transferring Employees with vacation days accrued but unused as of the Closing, to the extent such accrual is treated as a liability in the preparation of the Final Balance Sheet.  Seller shall, on or prior to the Closing, deliver to Life Reinsurer a list of each Transferring Employee who has accrued but unused vacation days, and the number of such accrued but unused vacation days, in each case as of the Closing.

(e)                                  Seller shall retain and honor all obligations under the Benefit Plans, including all severance obligations to all Employees whose employment with the Company and its Affiliates is terminated on or as of the Closing Date and, to the extent applicable, and, subject to Section 5.6(g), Seller shall take all action necessary prior to the Closing Date to assume (or to have an Affiliate other than the Company assume) all Company Benefit Plans.  Without limiting the foregoing, Seller shall retain responsibility for and continue to pay (or cause to be paid) all medical, life insurance, disability and other welfare plan expenses and benefits for Transferring Employees with respect to claims incurred by such Transferring Employees or their covered dependents prior to the Closing Date, in accordance with the terms of the Benefit Plans.  Expenses and benefits with respect to claims incurred by Transferring Employees or their covered dependents on or after the Closing Date shall be the responsibility of Life Reinsurer and its Affiliates in accordance with the applicable terms of the plans of Life Reinsurer and its Affiliates.  For purposes of this paragraph, a claim is deemed incurred when the services that are the subject of the claim are performed; in the case of life insurance, when the death occurs; in the case of long-term disability benefits, when the disability begins; and in the case of a hospital stay, when the employee or covered dependent first enters the hospital.

(f)                                    Seller and its Affiliates shall be responsible for all legally mandated continuation of health care coverage for all Employees and any of their covered dependents who experience a qualifying event on or prior to the Closing Date.  Life Reinsurer shall be responsible for all legally mandated continuation of health care coverage for all Transferring Employees and any of their covered dependents who experience a qualifying event after the Closing Date.

(g)                                 Life Reinsurer shall establish flexible spending accounts for medical and dependent care expenses under a new or existing plan established or maintained under Section 125 and Section 129 of the Code (“Life Reinsurer’s FSA”), effective as of the

Effective Time, for each Transferring Employee who, on or prior to such date, is a participant in, and maintains a flexible spending account for medical or dependent care expenses under, a Benefit Plan (“Seller’s FSA”).  As of the Effective Time and based on the information provided by Seller, Life Reinsurer shall credit to the applicable account of each such Transferring Employee under Life Reinsurer’s FSA an amount that reflects such Transferring Employee’s compensation allocations to and claims history under Seller’s FSA immediately prior to the Effective Time.  Within thirty (30) days after the Effective Time, either (i) Seller shall transfer to Life Reinsurer a cash payment equal to the excess, if any, of the aggregate amount withheld from Transferring Employees’ compensation under Seller’s FSA immediately prior to the Effective Time over the aggregate amount of reimbursements paid to Transferring Employees under Seller’s FSA immediately prior to the Effective Time, or (ii) Life Reinsurer shall transfer to Seller a cash payment equal to the excess, if any, of the aggregate amount of reimbursements paid to Transferring Employees under Seller’s FSA immediately prior to the Effective Time over the aggregate amount withheld from Transferring Employees’ compensation under Seller’s FSA immediately prior to the Effective Time.  Life Reinsurer and Seller intend that the actions to be taken pursuant to this Section 5.6(g) be treated as an assumption by Life Reinsurer of the portion of Seller’s FSA and the elections made thereunder attributable to such Transferring Employees for the plan year in which the Effective Time occurs.  Nothing in this Section 5.6(g) shall require Life Reinsurer to accept any obligations or duties or perform any services under Seller’s FSA with respect to plan years prior to the plan year in which the Effective Time occurs.

(h)                                 Seller, Purchaser and Life Reinsurer shall cooperate in (1) making all filings required under the Code or ERISA and any applicable securities Laws with respect to the Benefit Plans that cover Employees, (2) implementing all appropriate communications with participants, (3) maintaining and transferring appropriate records and (4) taking all such other actions as may be necessary and appropriate to implement the provisions of this Section 5.6.  After the Closing, to the extent permitted by Law, Seller shall provide Life Reinsurer with copies of its Books and Records regarding the employment of, and the benefits provided to, all Transferring Employees.

(i)                                     Nothing contained in this Section 5.6 shall create any rights enforceable by Third Parties, including the Transferring Employees.

(j)                                     Not later than thirty (30) days after the end of each calendar year ending after the Closing Date during which Seller or any of its Affiliates make any payments to an Employee under any Benefit Plan that are deductible by the Company for purposes of determining its Tax for Post-Closing Tax Periods, Seller shall provide a written notice to the Company that describes such payments in a manner sufficient to allow the Company to claim such payments as deductions on its U.S. federal income Tax Return.  Not later than thirty (30) days after the date on which the Company files its U.S. federal income Tax Return for any Post-Closing Tax Period, the Company shall make a payment to Seller in an amount equal to the Tax benefit actually realized (if any) as a result of claiming such payments as deductions on its U.S. federal income Tax Return.  In determining the amount of any such Tax benefit actually realized, any deduction for an amount described in this Section 5.6(j) shall be treated as having been used on a pro rata basis with all other deductions and Tax Attributes of the Company available to be used in such tax year.  To the extent that such deduction is not treated as used to offset income in a given taxable year, any unused amount shall be treated as creating a Tax benefit in the year in which operations loss carryovers for such year are used to reduce taxable income.

Section 5.7                                      Transaction Agreements.

(a)                                  At or prior to the Closing, each of Purchaser, Life Reinsurer and Seller shall, and shall cause their respective relevant Affiliates to, enter into each of the Transaction Agreements (other than the Closing Date Reinsurance Agreements) to which such Party or any of its relevant Affiliates is a party.

(b)                                 On the Closing Date, immediately after the Closing (i) the Company will enter into a reinsurance agreement with Life Reinsurer in the form attached as Annex A hereto, with such changes as are both (a) mutually acceptable to Purchaser and Life Reinsurer and (b) approved in writing by Seller, such approval not to be unreasonably withheld, conditioned or delayed (provided that in no event shall Seller be required to consent to a proposed change to Section 1.3(b)(i) thereof, including any change to definitions of terms used therein, that would result in a reduction in the ceding commission payable to the Company thereunder), pursuant to which the Company will cede to Life Reinsurer, all of its liabilities in respect of its life (other than variable life) and health insurance business (the “Life Business Reinsurance Agreement”); and (ii) immediately following its entry into the Life Business Reinsurance Agreement, the Company will enter into a reinsurance agreement on a modified coinsurance basis with Athene Life Re Ltd., a wholly owned Subsidiary of Purchaser (“Annuity Reinsurer”), in the form attached as Annex B hereto, with such changes as are both (a) acceptable to Purchaser and (b) approved in writing by Seller, such approval not to be unreasonably withheld, conditioned or delayed (provided that in no event shall Seller be required to consent to a proposed reduction of the amount set forth in item “A” of Schedule II thereof, “Initial Statement of Ceding Commission”, or any other change to such schedule or definitions of terms used therein, or the definition of “Initial Ceding Commission,” that would have the effect of reducing the “Initial Ceding Commission” payable to the Company thereunder), pursuant to which the Company will cede to Annuity Reinsurer on a modified coinsurance basis a quota share percentage of all of its liabilities in respect of the Annuity Business (the “Annuity Business Reinsurance Agreement”).

Section 5.8                                      Retained Intellectual Property; Seller’s Marks.

(a)                                  The Intellectual Property designated on Section 5.8(a) of Seller’s Disclosure Schedule shall be assigned (and the tangible embodiments thereof transferred) by the Company to Seller or one of its Affiliates at or prior to the Closing.

(b)                                 Except as expressly set forth in the Trademark License Agreement, immediately, and in no event later than the third (3rd) Business Day following the Closing, (1) Purchaser shall cause the Company to cease use of any and all Trademarks owned by or registered to USA Holdco or its Affiliates (other than the Company), other than those set forth on Section 5.8(b)(1) of Seller’s Disclosure Schedule, and any Trademarks confusingly similar thereto (collectively, “Seller’s Marks”) in all respects, to make the necessary filings with the appropriate Governmental Authorities to remove Seller’s Marks from the Trademarks, fictitious names or d/b/a’s and any other names used by the Company, and to replace or remove Seller’s Marks on signage, advertising materials and other materials; and (2) Seller shall, and shall cause its Affiliates (other than the Company) to, cease using any and all Trademarks set forth on Section 5.8(b)(2) of Seller’s Disclosure Schedule.

(c)                                  Notwithstanding anything in this Agreement to the contrary, each of the Parties hereto hereby agrees that each of the other Parties hereto, in addition to any other remedies available to it for any breach or threatened breach of this Section 5.8, shall be entitled to a preliminary injunction, temporary restraining order or other equitable relief restraining and enjoining a Party and the Company from the acts or omissions occasioned by any such breach or threatened breach, without having to post bond or any other financial undertaking.

Section 5.9                                      Intercompany Agreements and Accounts.

(a)                                  Except as otherwise provided in this Agreement or set forth in Section 5.9(a) of Seller’s Disclosure Schedule, Seller shall, and shall cause its Affiliates to, take all actions as may be necessary (including executing one or more instruments evidencing such termination and one or more releases, in each case, in form and substance reasonably satisfactory to Purchaser) prior to or concurrent with the Closing and to release the Company from any and all liabilities arising in connection with:  (1) all data processing, accounting, insurance (including coverage issued to, or under self-insured programs of, Seller and its Affiliates (other than the Company)), banking, personnel, legal, communications, Software, Software services, research and development, pooled sourcing and purchasing and other products, benefits or services provided by Seller or its Affiliates to the Company or provided by the Company to Seller or its Affiliates and (2) all Intercompany Agreements, after giving effect to Sections 5.9(b) and 5.9(c); provided, however, that this Section 5.9(a) shall not apply to any Intercompany Agreement set forth in Section 5.9(a) of Seller’s Disclosure Schedule.  At the Closing, Seller shall provide evidence of the termination of, and release contemplated by this Section 5.9(a) (other than any Intercompany Agreement set forth in Section 5.9(a) of Seller’s Disclosure Schedule), in form and substance reasonably satisfactory to Purchaser and Seller.

(b)                                 At least three (3) Business Days prior to the anticipated Closing Date, Seller shall prepare and deliver to Purchaser an estimated statement setting out in reasonable detail the calculation of all Intercompany Obligations and, to the extent reasonably requested by Purchaser, provide Purchaser with supporting documentation to verify the underlying intercompany accounts and transactions.  The net amount of such intercompany accounts as shown on such estimated statement shall be paid in full by cash payment from Seller (or its Affiliates) to the Company or from the Company to Seller (or its applicable Affiliates), as the case may be, prior to the Closing.

(c)                                  Within thirty (30) days after the Closing Date, Seller shall deliver a final statement setting out in reasonable detail the calculation of all Intercompany Obligations (including all amounts owed or owing and reflecting the amount paid by the Company or Seller (or its Affiliates), as the case may be, pursuant to Section 5.9(b))  between the Company, on the one hand, and Seller or any Affiliate, on the other hand, as of the Closing and, to the extent reasonably requested by Purchaser, provide Purchaser with supporting documentation to verify the underlying intercompany accounts and transactions.  The net amount of such intercompany accounts as shown on such final statement shall be paid in full by cash payment from Seller to the Company or from the Company to Seller, as the case may be, within two (2) Business Days of the delivery of the final statement of the calculation of such accounts to Purchaser.

(d)                                 For the avoidance of doubt, no payment made pursuant to this Section 5.9 shall result in a Purchase Price adjustment pursuant to Sections 2.3 through 2.6, and Purchaser shall prepare the Preliminary Final Balance Sheet pursuant to Section 2.6(a) without reflecting any changes to intercompany account balances occurring after the Closing as a result of the application of Section 5.9(b) and Section 5.9(c).

Section 5.10                                Further Assurances.  At any time after the Closing Date, each Party shall, and Purchaser shall cause the Company (or its successors) to, promptly execute, acknowledge and deliver any other assurances or documents reasonably requested by a Party, as the case may be, and necessary for each Party, as the case may be, to satisfy its respective obligations hereunder or to give effect to the provisions of this Agreement and the transactions contemplated hereby.

Section 5.11                                Equity Commitment.

(a)                                  Purchaser shall take, or cause its Affiliates to take, all actions, and do (or cause to be done) all things, necessary, proper or advisable to (i) issue Class A common stock of Purchaser as contemplated by the Equity Commitment Letter at or prior to the Condition Satisfaction and (ii) fully enforce the Investor’s obligations (and the rights of Purchaser) under the Equity Commitment Letter, including at the request of Seller.

(b)                                 Purchaser shall promptly (and in any event within one (1) Business Day) notify the Seller of (i) the expiration or termination (or attempted or purported termination, whether or not valid) of the Equity Commitment Letter, or (ii) any refusal by the Investor to provide or any stated intent by the Investor to refuse to provide the full financing contemplated by the Equity Commitment Letter.

Section 5.12                                Director and Officer Indemnification; Directors’ and Officers’ Insurance.

(a)                                  For a period of six (6) years after the Closing Date, Seller shall not, and shall cause its Affiliates not to, amend, repeal or modify (unless required by Law) any provision in their respective organizational documents as in effect on the date of this

Agreement relating to the exculpation, indemnification or advancement of expenses of any individual who served as a director or officer of the Company at any time prior to the Effective Time, it being the intent of the Parties that such directors and officers shall continue to be entitled to such exculpation, indemnification and advancement of expenses with respect to matters existing or occurring prior to the Effective Time to the fullest extent permitted by Law.

(b)                                 Seller shall and shall cause its Affiliates to maintain in effect for six (6) years after the Closing the current policies of directors’ and officers’ liability insurance maintained by Seller and its Affiliates with respect to matters occurring prior to the Effective Time to the extent such policies apply to any director or officer covered by this Section 5.12; provided, that Seller and its Affiliates may substitute therefor policies (including “tail” policies) of substantially the same coverage as the existing policies and containing terms and conditions that are not less advantageous in the aggregate than the existing policies (including with respect to the period covered).

(c)                                  If Seller or any of its successors or assigns (1) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (2) shall transfer all or substantially all of its properties and assets to any other Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Seller shall assume all of its obligations set forth in this Section 5.12.

(d)                                 The provisions of this Section 5.12 are intended to be for the benefit of and shall be enforceable by, each current and former director and officer of the Company and its successors, assigns, heirs and Representatives.

Section 5.13                                Acquisition Proposals.

(a)                                  From the date of this Agreement through the earlier of the Closing Date and the date of termination of this Agreement pursuant to Article 9, as applicable, Seller and its Affiliates shall not and shall cause the Company and its Representatives not to, directly or indirectly (1) solicit, initiate, encourage, facilitate or accept any inquiries, proposals, offers or other indications of interest by or from any Person other than Purchaser, Life Reinsurer and their respective Affiliates acting together (the “Acquisition Parties”) with respect to an Acquisition Proposal, (2) participate in any discussions, conversations, negotiations or other communications with any Person other than the Acquisition Parties with respect to an Acquisition Proposal, (3) furnish or confirm any information to any Person other than the Acquisition Parties in connection with an Acquisition Proposal, (4) otherwise assist, facilitate or encourage the making of, or cooperate in any way regarding, any inquiry, proposal, offer or other indication of interest by or from any Person other than the Acquisition Parties with respect to an Acquisition Proposal, or (5) enter into any term sheet, letter of intent, agreement or other non-binding or binding understanding or arrangement with, or accept or agree to any offer or proposal by or from, any Person other than the Acquisition Parties with respect to an Acquisition Proposal.

(b)                                 From the date of this Agreement through the earlier of the Closing Date and the date of termination of this Agreement pursuant to Article 9, as applicable, Seller and each of its Affiliates shall, and shall cause the Company and its Representatives to, cease and terminate immediately any existing discussions or negotiations with respect to or in furtherance of any Acquisition Proposal with any Person other than the Acquisition Parties.

(c)                                  For purposes of this Section 5.13, “Acquisition Proposal” means any of the following transactions (but excluding, in each case, this Agreement and the other Transaction Agreements and the transactions contemplated hereby and thereby):  (1) any acquisition, purchase or other transaction involving the direct or indirect sale or transfer of all or any part of the business or assets (excluding sales of Portfolio Assets in the ordinary course of business) of the Company, or any of the equity interests of the Company, (2) any merger, consolidation, business combination, reorganization, dissolution, recapitalization or similar transaction involving the Company, (3) any bulk reinsurance, reinsurance, coinsurance or similar transaction involving all or any part of the business of the Company (other than the Closing Date Reinsurance Agreements) or as permitted in Section 5.2, (4) the issuance of any security exercisable or convertible into, or exchangeable or redeemable for, capital stock of the Company or (5) the granting of any rights, warrants, options, calls or commitments to acquire capital stock of the Company.

(d)                                 In the event that Seller, the Company or any Affiliate of Seller or the Company receives an Acquisition Proposal, the Person receiving such Acquisition Proposal shall promptly, but in no event later than forty eight (48) hours thereafter, notify Purchaser and Life Reinsurer in writing of such proposal and provide a copy thereof (if in written or electronic form) or, if in oral form, a written summary of the terms and conditions thereof, including the names of the interested parties.

(e)                                  After the date of this Agreement, Seller shall, or shall cause the Company to, request that all Third Parties (other than Life Reinsurer) who executed a Pre-Closing Confidentiality Agreement in connection with the consideration of a possible Acquisition Proposal return to the Company, or destroy, all confidential information heretofore furnished to such Third Parties by or on behalf of each of Seller or the Company, as promptly as practicable, subject to the terms of such agreements.

Section 5.14                                Non-Compete.

(a)                                  Except as contemplated by this Agreement or the other Transaction Agreements and subject to the other provisions of this Section 5.14, for a period of eighteen (18) months from the Closing Date (the “Non-Compete Period”), USA Holdco agrees not to, and shall cause each of its Affiliates (each, a “Restricted Person”) not to, directly or through a Restricted Person engage in the United States in the business of (i) underwriting Restricted Products or (ii) reinsuring Restricted Products either (A) through use of a fronting company or (B) otherwise where the reinsurance involves USA Holdco or the Restricted Person engaging in designing or manufacturing the underlying business (each of (i) and (ii), a “Competing Business”); provided, however, that, Purchaser, in its sole discretion, may waive the restrictions in this Section 5.14(a) with respect to any Restricted Products that are variable life, and variable universal life insurance policies and fixed, indexed, payout and variable annuities and Life Reinsurer, in its sole discretion, may waive the restrictions in this Section 5.14(a) with respect to any Restricted Products that are whole life, universal life or fixed life insurance policies.  Any Restricted Person, and USA Holdco with respect to such Restricted Person, shall not have any obligation under this Section 5.14 with respect to any Restricted Person from and after such time as such Restricted Person ceases to be an Affiliate of USA Holdco.  A Restricted Person shall not include (i) any Person that purchases or receives assets, operations or a business from USA Holdco or one of its Affiliates, if such Person is not an Affiliate of USA Holdco after such transaction is consummated; (ii) any Person who acquires, directly or indirectly, any interest in USA Holdco or any of its Affiliates, if such Person is not an Affiliate of USA Holdco after such transaction is consummated; or (iii) any Affiliate of USA Holdco in which a Person who is not an Affiliate of USA Holdco holds equity interests and with respect to which USA Holdco or any of its Affiliates, as applicable, has contractual or legal obligations (including fiduciary duties of representatives on the board of directors or similar body of such Subsidiary) limiting USA Holdco’s or such Affiliate’s ability to impose on such Affiliate a non-competition obligation such as that in this Section 5.14.  “Restricted Products” means any of whole life, universal life, fixed life, variable life, and variable universal life insurance policies and fixed, indexed, payout and variable annuities.

(b)                                 Notwithstanding anything to the contrary set forth in Section 5.14(a), and without implication that the following activities otherwise would be subject to the provisions of this Section 5.14, nothing in this Agreement shall preclude, prohibit or restrict USA Holdco from engaging, or require USA Holdco to cause any Restricted Person not to engage, in any manner in any of the following; provided, however, that nothing in this Section 5.14(b) shall relieve USA Holdco or any of its Affiliates from their obligations under Sections 5.16 and 5.24 of this Agreement);

(1)                                  marketing, selling or distributing Restricted Products that are underwritten by a Person other than USA Holdco or its Affiliates;

(2)                                  maintaining or making investments in the ordinary course of business consistent with past practice, including in a general or separate account of an insurance company, in an investment fund or other investment vehicle or investments by any employee benefit plan or trust of USA Holdco or its Affiliates, in Persons engaging in a Competing Business, provided, that each such investment is a passive investment where USA Holdco or such Restricted Person:  (A) does not have the right to designate a majority of the members of the board of directors or other governing body of such entity or to otherwise influence or direct the operation or management of any such entity, (B) is not a participant with any other Person in any group (as such term is used in Regulation 13D of the Exchange Act) with such intention or right and (C) owns less than twenty-five percent (25%) of the outstanding voting securities (including convertible securities) of such entity;

(3)                                  selling any of its assets or businesses to a Person engaged in lines of business that compete with the Competing Business;

(4)                                  managing, controlling, advising or providing administrative or similar services to investment funds or other investment vehicles that make investments in Persons engaging in a Competing Business, so long as such investments are in the ordinary course of business;

(5)                                  providing investment management, advisory, administrative or similar services to any Person;

(6)                                  selling and/or underwriting insurance products or annuities other than insurance products or annuities constituting Restricted Products, as well as any services and products relating thereto;

(7)                                  providing reinsurance to any Person engaging in a Competing Business, so long as USA Holdco and the Restricted Persons are not engaged in designing or manufacturing of such reinsured business;

(8)                                  effecting an acquisition, merger or other combination with any Person, or subject to the proviso of this Section 5.14(b)(8), entering into alliances or joint ventures engaging in, any business that would otherwise violate this Section 5.14 as a result of a transaction with any Person after the Closing Date (an “After-Acquired Business”); provided, that any of the following conditions is satisfied:  (A) the value of the consideration paid or contributed by USA Holdco or the Restricted Person for the acquisition of, merger or combination with, or alliance or joint venture in respect of the After-Acquired Business exceeds $2 billion; (B) less than 35% of the Aggregate After-Acquired Revenues are derived from operations in the United States; or (C) (i) at the time of such acquisition, merger, combination, alliance or joint venture, the revenues derived from the Competing Business by the After-Acquired Business (the “Competing After-Acquired Revenues”) constitute no more than 35% of the gross revenues on a consolidated basis of the After-Acquired Business in the most recently completed fiscal year immediately prior to the date of such acquisition, merger or combination (the “Aggregate After-Acquired Revenues”), or (ii) if at the time of such acquisition, merger, combination, alliance or joint venture, the Competing After-Acquired Revenues constitute more than 35% of the Aggregate After-Acquired Revenues then, within twelve (12) months after such acquisition, merger, combination, alliance or joint venture, (x) USA Holdco or such Restricted Person signs a definitive agreement to dispose, and subsequently disposes of, the relevant portion of the business or securities of such After-Acquired Business, or (y) USA Holdco or such Restricted Person otherwise modifies the After-Acquired Business such that the Competing After-Acquired Revenues constitute not more than 35% of the Aggregate After-Acquired Revenues; provided, however, that in the case of a joint venture or alliance, the revenues attributable to USA Holdco or any Restricted Person shall be equal to the Competing After-Acquired Revenues multiplied by the beneficial interest (expressed as a percentage) of USA Holdco or such Restricted Person in the joint venture or alliance;

(9)                                  conducting or engaging in any activity via third-party distributors or agents or third-party distribution or agent networks not comprised of consultants who devote all of their professional time to USA Holdco or its Affiliates;

(10)                            selling, distributing, marketing, underwriting or otherwise providing any products or services in the ordinary course of business to a Person engaged in a Competing Business;

(11)                            purchasing or otherwise obtaining any products or services in the ordinary course of business from a Person engaged in a Competing Business; or

(12)                            continuing to engage in any activities or businesses engaged in, or continuing to provide any products or services provided, as of the date of this Agreement, by USA Holdco or its Affiliates (other than the Company).

(c)                                  Notwithstanding anything in this Agreement to the contrary, this Section 5.14 shall terminate and cease to be effective  (i) immediately with respect to USA Holdco upon a Change of Control of USA Holdco; and (ii) immediately with respect to any Restricted Person upon a Change of Control of such Restricted Person; provided, that upon such Change of Control, such Person shall no longer be a Restricted Person.  “Change of Control” means the occurrence of one of the following events:  (a) if any Person shall, directly or indirectly, acquire beneficial ownership of more than 50% of the voting securities of USA Holdco or a Restricted Person, as applicable, then issued and outstanding, (b) the consummation of a merger, consolidation, binding share exchange or other business combination of USA Holdco or a Restricted Person, as applicable, into or with another Person in which the stockholders of USA Holdco or such Restricted Person, as applicable, immediately prior to the consummation of such transaction shall own less than 50% of the voting securities of the surviving Person (or the parent of the surviving Person where the surviving Person is wholly owned by the parent Person) immediately following the consummation of such transaction or (c) the consummation of the sale, transfer, lease or other disposition (but not including a transfer, lease or other disposition by pledge or mortgage to a bona fide lender) of all or substantially all of the assets of USA Holdco or a Restricted Person, as applicable.

Section 5.15                                Non-Solicitation of Business Employees.  For a period of twenty-four (24) months from the Closing Date, USA Holdco shall not, and shall cause the Restricted Persons not to, directly or indirectly, solicit for employment any Person who is a Transferring Employee; provided, however, that nothing in this Section 5.15 shall prohibit USA Holdco or any of its Affiliates from (a) engaging in general advertising or (b) employing or hiring any Transferring Employee who contacts USA Holdco or any of its Affiliates on his or her own initiative without direct solicitation or only as a result of a general solicitation to the public or general advertising, (c) soliciting for employment or hiring any Transferring Employee that (i) was terminated without cause by Life Reinsurer or any of its Affiliates, or (ii) was terminated for cause by Life Reinsurer or any of its Affiliates or voluntarily resigned from the employ of Life Reinsurer or any of its Affiliates and has not been employed by Purchaser or any of its Affiliates for at least one month prior to the date of such solicitation or hire.

Section 5.16                                Non-Solicitation of Holders of Insurance Contracts.  USA Holdco shall not, and shall cause the Restricted Persons not to, (a) sponsor, support, establish or implement any program for the solicitation, substitution, replacement, surrender, exchange, non-renewal or other termination of any Insurance Contract underwritten, issued or assumed by the Company prior to the Closing Date that is a Restricted Product or (b) otherwise intentionally facilitate or encourage any program for the solicitation, substitution, replacement, surrender, non-renewal or other termination of any Insurance Contract underwritten, issued or assumed by the Company prior to the Closing Date that is a Restricted Product, whether by employees of any Restricted Person, by Producers, or otherwise.

Section 5.17                                Relief.  In the event that any Action is brought in equity to enforce the provisions of Sections 5.1(c) and (d), 5.14, 5.15, 5.16 or 5.17, no Party will allege, and each Party hereby waives the defense or counterclaim, that there is an adequate remedy at Law.  USA Holdco, on behalf of itself and its Affiliates, acknowledges and agrees that the scope, duration and geographic limitations contained in Sections 5.1(c) and (d), 5.14, 5.15, 5.16 or 5.17 are reasonable and appropriate and that but for these limitations, Purchaser and Life Reinsurer would not have entered into this Agreement.  USA Holdco shall not, and shall cause its Affiliates not to, challenge or threaten to challenge, and shall not assist any Person in challenging, the scope, duration or geographic limitations contained in Sections 5.1(c) and (d), 5.14, 5.15, 5.16 or 5.17.  In the event that any of the provisions in Sections 5.1(c) and (d), 5.14, 5.15, 5.16 or 5.17 should ever be adjudicated to exceed the scope, duration or geographic limitations permitted by applicable Law in any jurisdiction, then such provisions shall be deemed reformed in such jurisdiction to the maximum scope, duration and geographic limitations enforceable under applicable Law, but shall otherwise remain in full force and effect in all other jurisdictions.

Section 5.18                                Notification.  From the date of this Agreement through the Closing, (x) each Party shall give prompt written notice to the other Parties of:  (a) any notice or other communication received by such Party from any Governmental Authority or Third Party in connection with the transactions contemplated under this Agreement or the other Transaction Agreements and (b) any Action commenced or, to such Party’s Knowledge, threatened in writing in respect of this Agreement or any other Transaction Agreement or the transactions contemplated hereby or thereby and (y) Seller will give prompt written notice to the other Parties of the receipt, after the date of this Agreement, of: (a) any Governmental Order between the Company and any Governmental Authority that would be binding on the Company following the Closing that (1) prohibits or restricts the payment of shareholder dividends or other shareholder distributions by the Company, (2) restricts the authority of the Company to conduct the Company Business or would reasonably be expected to adversely impact the operations of the Company Business, (3) requires the maintenance of any employees or physical location or (4) requires the maintenance of the Company’s surplus and (b) any new report or errata issued by Towers Watson with respect to the Actuarial Appraisal or any notice from Towers Watson to Seller or its Affiliates that the Actuarial Appraisal is inaccurate in any material respect.  No notification to any Party made pursuant to this Section 5.18 shall have the effect of satisfying the conditions in Article 6 of this Agreement, nor shall any such notification have any effect for the purpose of determining the right of any Party to claim or obtain indemnification under this Agreement.

Section 5.19                                Insurance.

(a)                                  From and after the Closing Date, the Company shall cease to be insured by Seller’s or its Affiliates’ insurance policies (other than any the Company maintains directly) or by any of their self-insured programs to the extent such insurance policies or programs cover the Company.  With respect to events or circumstances relating to the Company that occurred or existed prior to the Closing Date that are covered by liability insurance policies or any workers’ compensation insurance policies (but not self-insurance programs sponsored by Seller and/or its Affiliates) and that apply to the locations at which the businesses of the Company operate, Purchaser and Company may, to the extent permissible under such policies or programs, make claims thereunder by forwarding the claims notice in accordance with Section 10.1 within one (1) year of the Closing Date.

(b)                                 Except to the extent reserved or reflected in the Final Balance Sheet and deducted from the Final Adjusted Capital and Surplus, with respect to any open claims against the insurance policies of Seller or any of its Affiliates (other than the Company) relating to the Losses suffered by Company prior to the Closing Date, Seller agrees to remit to Purchaser all proceeds realized from such claims.

Section 5.20                                Books and Records.  Prior to the Closing Date, Seller and Purchaser shall develop and implement a plan that will result in (i) Seller retaining a copy of the Copied Books and Records and (ii) the delivery or transfer, subject to compliance with applicable Law, of the Books and Records (other than the Excluded Books and Records and Seller’s copies of the Copied Books and Records) to Purchaser (or a Person designated by Purchaser) at the Closing or as soon as possible thereafter (but not later than five (5) Business Days thereafter in the manner (and in the case of physical Books and Records at the location(s)) reasonably requested by Purchaser to the extent not located at an office of the Company or not maintained by the vendor under the IAS Contract or McCamish Systems, LLC under the McCamish Agreements.  Parent and Seller agree, and agree on behalf of their Affiliates, not to retain following the Closing any Books and Records, including any copies (other than the Excluded Books and Records and Seller’s copies of the Copied Books and Records).

Section 5.21                                Reinsurance Transactions.  During the period from the date of this Agreement through the Closing Date, Seller shall, and shall cause the Company to, provide to Purchaser, Life Reinsurer and their respective Affiliates and Representatives such reasonable cooperation as is reasonably requested by Purchaser and such Affiliates and is necessary, proper or advisable in connection with the Reinsurance Transactions, including (1) taking such reasonable corporate actions requested by Purchaser or Life Reinsurer to permit the consummation of the Reinsurance Transactions; and (2) taking such other reasonable actions reasonably requested by Purchaser or Life Reinsurer to effect the foregoing and (3) subject to Section 5.5(d), taking all action necessary to obtain any approvals or authorizations of, and making any filings and registrations with, and notifications to, all Governmental Authorities required in connection with the Reinsurance Transactions; provided, that Seller shall not be required to compensate any Third Party, commence or participate in litigation or offer or grant any accommodation (financial or otherwise) to any Third Party to effect the foregoing.

Section 5.22                                Closing Date Share Redemption.

(a)                                  Seller and Purchaser shall use their reasonable best efforts, subject to the receipt of all Regulatory Approvals, to cause the Company to effect the Closing Date Share Redemption, including issuing the Closing Date Note to Seller immediately prior to the Effective Time and repaying in full the Closing Date Note immediately following (i) the Effective Time and (ii) the consummation of the Reinsurance Transactions.  In addition, Seller may request from the South Carolina Insurance Department (the “SCDOI”) approval to pay up to $120,000,000 of the Closing Date Redemption Amount in cash (the “Share Redemption Cash Consideration”); provided that if in the Purchaser’s sole discretion such request would be likely to delay the approval (or non-disapproval) of the Closing Date Share Redemption, then at Purchaser’s request Seller shall take such actions as necessary to withdraw its request for the approval of the Share Redemption Cash Consideration.

(b)                                 Seller shall or shall cause the Company to deliver to Purchaser, on a weekly basis, a summary report of the Company’s cash management strategy and activities.

Section 5.23                                Existing Surplus Note Repayment.  Seller and Purchaser shall use their reasonable best efforts, subject to the receipt of all Regulatory Approvals, to cause the Company to pay in full to Seller the Existing Surplus Note Repayment Amount immediately prior to the Closing Date Share Redemption.

Section 5.24                                Policyholder Lists.  After the date of this Agreement, neither Seller nor any of its Affiliates (including, prior to the Closing, the Company) shall share or provide any policyholder lists of the Company or similar information with or to any Producer or other person, except for the provision of any such information as required by judicial or administrative process or, in the opinion of counsel to Seller or any of its Affiliates, as applicable, by other requirements of Law.  For the avoidance of doubt, nothing in this Section 5.24 shall require Seller or its Affiliates to retrieve policyholder lists in possession of any Producers or other Persons as of the date of this Agreement.

Section 5.25                                Announcement to Employees and Producers.  Promptly after the date of this Agreement, the Parties shall cooperate in the preparation and communication of an announcement of this Agreement, the other Transaction Agreements or the transactions contemplated hereby or thereby to the Employees of the Company and to Producers.

Section 5.26                                Portfolio Asset Activity.  Seller shall or shall cause the Company to deliver to Purchaser, on a weekly basis, a summary report of all transaction activity and other significant events with respect to the Portfolio Assets.

Section 5.27                                Bank Accounts.  At least ten (10) business days prior to the anticipated Closing Date, Seller shall cause the Company to provide to Purchaser a list of the bank names, locations and account numbers of all bank and safe deposit box accounts of the Company, including any custodial accounts for securities owned by the Company, and the names of all persons authorized to draw thereon or to have access thereto.

Section 5.28                                Purchaser and Annuity Reinsurer Capital.  During the period from the date of this Agreement until the Closing (if the Closing occurs) or until the final resolution of all disputes between Purchaser and Seller (if the Closing does not occur), except (a) as required by applicable Law or (b) as Seller otherwise consents in writing in advance, Purchaser shall (1) use its commercially reasonable efforts to, and cause Annuity Reinsurer to use its commercially reasonable efforts to, preserve intact its business and its Permits and maintain its material relationships and goodwill with regulators and (2) not do, and cause Annuity Reinsurer not to do, any of the following:

(a)                                  declare, set aside or pay any dividend or distribution on any shares of capital stock or other equity interest, or purchase, redeem, repay, repurchase or otherwise acquire any shares of its capital stock or other equity interest, other than dividends or distributions from Annuity Reinsurer to Purchaser;

(b)                                 adopt a plan of complete or partial liquidation or rehabilitation or authorize or undertake a dissolution, rehabilitation, consolidation, restructuring, or other similar reorganization;

(c)                                  fail to maintain (on a consolidated basis, including both Purchaser and Annuity Reinsurer) at least $153,000,000 in “statutory surplus” as defined under the Bermuda Insurance Act 1978 (not including, for purposes of such calculation, (i) funds subject to the Escrow Agreement or (ii) any assets backing such statutory surplus that are subject to any mortgage, deed of trust, pledge, hypothecation, security interest, encumbrance, claim, lien or charge of any kind, including collateral assignment of assets for purposes of Regulation 114-type trusts, funds withheld accounts and similar credit for reinsurance arrangements securing reinsurance obligations except, in the case of subsection 5.28(c)(ii), for up to $5,000,000 in funds withheld accounts, which may be included in the calculation of such statutory surplus), which amount shall be invested in the instruments in which those assets are invested as of the date of this Agreement, or in other debt instruments with a ready market; or

(d)                                 authorize or enter into any Contract to do any of the foregoing.

ARTICLE 6
Conditions to Closing

Section 6.1                                      Conditions to the Obligations of the Counterparties and Seller.  The respective obligations of each Party to effect the Closing are subject to the satisfaction (or waiver by such Party) on or prior to the Closing Date of the following conditions:

(a)                                  No Injunctions.  No Governmental Order preventing the consummation of the Purchase or the other transactions contemplated by the Transaction Agreements shall be in effect; provided, however, that, prior to invoking this provision, a Party shall have used its reasonable best efforts (in cooperation with the other Parties) to have any such

Governmental Order vacated or reversed without the imposition of a Burdensome Condition on Purchaser, its Affiliates or the Company.

(b)                                 Approvals of Governmental Authorities.  (i) All Governmental Authorizations listed on Section 3.5(a) of Seller’s Disclosure Schedule, Section 4.3(a) of Purchaser’s Disclosure Schedule and Schedule 6.1(b) shall have been obtained, in each case, without the imposition of any Burdensome Condition, and (ii) any waiting period (and any extension of such period) under the HSR Act applicable to the transactions contemplated by this Agreement shall have expired or shall have been terminated without the imposition of a Burdensome Condition; provided, that in the case of each of clause (i) and (ii) of this Section 6.1(b), only Purchaser shall be entitled to assert that the condition set forth in this Section 6.1(b) is not satisfied due to the imposition of any Burdensome Condition.

(c)                                  No Actions.  No Action by any Governmental Authority shall be pending that has the effect, or would have the effect, if determined adversely, of preventing the consummation of the Purchase or any of the other transactions contemplated by the Transaction Agreements or that imposes any Burdensome Condition; provided, that only Purchaser shall be entitled to assert that the condition set forth in this Section 6.1(c) is not satisfied due to the imposition of any Burdensome Condition.

(d)                                 Closing Date Share Redemption Amount.  The Department shall have approved (i) the Closing Date Share Redemption, including the issuance of the Closing Date Note, in an amount not less than the ceding commissions payable under the Closing Date Reinsurance Agreements, and (ii) the repayment in full of the Closing Date Note immediately following the Effective Time.

Section 6.2                                      Conditions to the Obligations of the Counterparties.  The obligation of Purchaser to effect the Closing and the obligations of Life Reinsurer to execute and deliver the Life Business Reinsurance Agreement are subject to the satisfaction (or waiver by the Counterparties) on or prior to the Closing of the following conditions:

(a)                                  Representations and Warranties.  The representations and warranties of Seller and USA Holdco shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent they speak as of an earlier date, in which case they shall be true and correct as though made on and as of such earlier date); provided, however, that for purposes of determining the satisfaction of this condition, no effect shall be given to any exception or qualification in such representations and warranties relating to materiality or Material Adverse Effect with respect to Seller or the Company, and provided, further, that, for purposes of this condition, such representations and warranties (other than those set forth in Sections 3.4 and 3.8(b), which shall be true and correct in all respects) shall be deemed to be true and correct in all respects unless the failure or failures of such representations and warranties to be so true and correct would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect with respect to Seller or the Company.  The

Counterparties shall have received a certificate to such effect dated the Closing Date and executed by a duly authorized officer of Seller.

(b)                                 Covenants.  The covenants and obligations of Seller set forth in this Agreement to be performed on or prior to the Closing shall have been duly performed in all material respects, and each Counterparty shall have received a certificate to such effect dated the Closing Date and executed by a duly authorized officer of Seller.

(c)                                  Excluded Assets and Excluded Liabilities.  Prior to the Closing, Seller or one of its Affiliates (other than the Company) and the Company shall have executed the Assignment Agreement.

(d)                                 Other Agreements.  Seller shall have executed and delivered to the Counterparties each of the Transaction Agreements to which it and such Counterparty is a party and shall have caused each applicable Affiliate of Seller (including the Company) to execute and deliver to the Counterparties each of the Transaction Agreements (other than the Closing Date Reinsurance Agreements) to which such Affiliate of Seller and such Counterparty are party.  The matters set forth on Schedule 6.2(d) shall have been addressed as set forth therein.

Section 6.3                                      Conditions to the Obligations of Purchaser.  The obligation of Purchaser to effect the Closing  is subject to the satisfaction (or waiver by Purchaser) on or prior to the Closing of the following additional conditions:

(a)                                  Resignations.  Such directors and officers of the Company as requested by Purchaser in accordance with Section 2.4(b) shall have tendered their written resignations from such director and officer positions, effective upon consummation of the Closing.

(b)                                 Life Business Reinsurance Agreement.  Life Reinsurer shall have executed and delivered the Life Business Reinsurance Agreement.

Section 6.4                                      Conditions to the Obligations of Seller.  The obligations of Seller to effect the Closing are subject to the satisfaction (or waiver by Seller) on or prior to the Closing of the following conditions:

(a)                                  Representations and Warranties.

(1)                                  The representations and warranties of Purchaser shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent they speak as of an earlier date, in which case they shall be true and correct as though made on and as of such earlier date); provided, however, that for purposes of determining the satisfaction of this condition, no effect shall be given to any exception or qualification in such representations and warranties relating to materiality or Material Adverse Effect with respect to Purchaser, and provided, further, that, for purposes of this condition, such representations and warranties shall be deemed to be so true and correct in all respects unless the failure or failures of such representations and warranties to be so true and correct would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect with respect to Purchaser.  Seller shall have received a certificate to such effect dated the Closing Date and executed by a duly authorized officer of Purchaser.

(2)                                  The representations and warranties of Life Reinsurer shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent they speak as of an earlier date, in which case they shall be true and correct as though made on and as of such earlier date); provided, however, that for purposes of determining the satisfaction of this condition, no effect shall be given to any exception or qualification in such representations and warranties relating to materiality or Material Adverse Effect with respect to Life Reinsurer, and provided, further, that, for purposes of this condition, such representations and warranties shall be deemed to be so true and correct in all respects unless the failure or failures of such representations and warranties to be so true and correct would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect with respect to Life Reinsurer.  Seller shall have received a certificate to such effect dated the Closing Date and executed by a duly authorized officer of Life Reinsurer.

(b)                                 Covenants.

(1)                                  The covenants and obligations of Purchaser set forth in this Agreement to be performed on or prior to the Closing shall have been duly performed in all material respects, and Seller shall have received a certificate to such effect dated the Closing Date and executed by a duly authorized officer of Purchaser.

(2)                                  The covenants and obligations of Life Reinsurer set forth in this Agreement to be performed on or prior to the Closing shall have been duly performed in all material respects, and Seller shall have received a certificate to such effect dated the Closing Date and executed by a duly authorized officer of Life Reinsurer.

(c)                                  Other Agreements.  Purchaser and Life Reinsurer shall have executed and delivered to Seller each of the Transaction Agreements to which Purchaser or Life Reinsurer is a party and shall have caused each of their applicable Affiliates (including Annuity Reinsurer) to execute and deliver to Seller each of the Transaction Agreements to which such Affiliate of Purchaser or Life Reinsurer, as the case may be, is a party.

Section 6.5                                      Conditions to the Obligations of Life Reinsurer(a)                   .  The obligations of Life Reinsurer to execute and deliver the Life Business Reinsurance Agreement are subject to the satisfaction (or waiver by Life Reinsurer) on or prior to Closing of the following condition:

(a)                                  Life Business Reinsurance Agreement.  Purchaser shall have caused the Company to execute and deliver the Life Business Reinsurance Agreement.

ARTICLE 7

Survival; Indemnification

Section 7.1                                      Survival.

(a)                                  The representations and warranties of the Parties contained in or made pursuant to this Agreement or in any certificate furnished pursuant to this Agreement shall survive the Closing for the periods set forth in this Section 7.1.  All of the representations and warranties of Seller and Purchaser contained in this Agreement shall terminate eighteen (18) months after the Closing Date (and no claims shall be made for indemnification under Section 7.2 or Section 7.3 thereafter), except that (i) the representations and warranties contained in Section 3.1 (Organization and Authority of Seller), Section 3.2 (Binding Effect), Section 3.3 (Organization, Qualification and Authority of the Company), Section 3.4 (Capital Structure, Ownership of Shares) and Section 3.19 (Finders’ Fees) (collectively, the “Seller Specified Representations”) shall have no expiration date; (ii) the representation and warranties contained in Section 3.16 (Insurance Matters) and Section 3.24(g) (Insurance Business) shall terminate on the date that is thirty-six (36) months after the Closing Date; (iii) the representations and warranties contained in Section 7.9(a) (Organization and Authority of USA Holdco) and Section 7.9(b) (Binding Effect) (such representations of USA Holdco, collectively, the “USA Holdco Specified Representations”) shall have no expiration date; (iv) the representations and warranties contained in Section 4.1 (Organization and Authority of Purchaser), Section 4.2 (Binding Effect) and Section 4.5 (Finders’ Fees) (such representations of Purchaser, collectively, the “Purchaser Specified Representations”) shall have no expiration date; (v) the representations and warranties contained in Section 7.10(a) (Organization and Authority of Life Reinsurer), Section 7.10(b) (Binding Effect) and Section 7.10(f) (Finders’ Fees) (such representations of Life Reinsurer, collectively, the “Life Reinsurer Specified Representations”) shall have no expiration date; (vi) the representations and warranties contained in Section 3.10 (Taxes) and Section 3.11 (Employee Benefits) shall terminate thirty (30) days after the expiration of the relevant statute of limitations and (vii) the representations and warranties contained in Section 3.18 (Environmental Matters) shall terminate on the date that is seven (7) years after the Closing Date.

(b)                                 Except for covenants to be fully performed on or prior to the Closing, or as specifically provided by their terms, each covenant or agreement of the Parties contained in this Agreement shall survive the Closing until fully performed.  For avoidance of doubt, the provisions of Article 8 shall survive without limitation as to time.

(c)                                  Notwithstanding the foregoing, if notice of any claim for indemnification under Section 7.2 or Section 7.3 hereof shall have been given in accordance with Section 7.4 within the applicable survival period, the representations, warranties, covenants and agreements that are the subject of such indemnification claim shall survive with respect to such indemnification claim until such claim is finally resolved.

Section 7.2                                      Indemnification by Purchaser and Life Reinsurer.

(a)                                  Except to the extent governed by Article 8 (Tax Matters) and subject to Section 7.2(b), Purchaser hereby agrees that it shall indemnify, defend and hold harmless Seller, its Affiliates, and, if applicable, their respective Representatives (the “Seller Indemnified Parties”) from, against and in respect of, and reimburse any Seller Indemnified Party for, any Losses imposed on, sustained, incurred or suffered by or asserted against any of the Seller Indemnified Parties, to the extent arising from (1) any inaccuracy or breach of any representation or warranty made by Purchaser contained in this Agreement or in any certificate furnished by Purchaser pursuant to this Agreement (determined, for the purposes of this Section 7.2(a), without regard to any qualifications or references to “Knowledge,” “Material Adverse Effect,” “material,” “in all material respects” or any other knowledge or materiality qualification or references contained in any specific representation or warranty); (2) any breach of any covenant, obligation or agreement of Purchaser contained in this Agreement; and (3) the Annuity Business Reinsurance Agreement, the Closing Date Share Redemption and any action related thereto; provided, however, that the Seller Indemnified Parties will not be entitled to indemnification under this Section 7.2(a) in the case of any alleged breaches under clause (1) of this Section 7.2(a), to the extent Seller had Knowledge of any such breach under clause (1) of this Section 7.2(a) prior to the date hereof.

(b)                                 Purchaser shall not be liable to the Seller Indemnified Parties for any Losses under Section 7.2(a)(1) (other than Losses to the extent arising as a result of the inaccuracy or breach of any Purchaser Specified Representation, as to which this Section 7.2(b) shall not apply) (i) unless such Losses exceed an aggregate amount equal to $3,768,600, and then only for Losses in excess of that amount and (ii) in excess of an aggregate amount with respect to all Liabilities for Losses to all Seller Indemnified Parties equal to $376,860,000.

(c)                                  Life Reinsurer hereby agrees that it shall indemnify, defend and hold harmless the Seller Indemnified Parties from, against and in respect of, and reimburse any Seller Indemnified Party for, any Losses imposed on, sustained, incurred or suffered by or asserted against any of the Seller Indemnified Parties, to the extent arising from (1) any inaccuracy or breach of any representation or warranty made by Life Reinsurer contained in this Agreement or in any certificate furnished by Life Reinsurer pursuant to this Agreement (determined, for the purposes of this Section 7.2(c), without regard to any qualifications or references to “Knowledge,” “Material Adverse Effect,” “material,” “in all material respects” or any other knowledge or materiality qualification or references contained in any specific representation or warranty); (2) any breach of any covenant, obligation or agreement of Life Reinsurer contained in this Agreement; and (3) the transactions contemplated by the Life Business Reinsurance Agreement, the Closing Date Share Redemption and any action related thereto; provided, however, that the Seller Indemnified Parties will not be entitled to indemnification under this Section 7.2(c) in the case of any alleged breaches under clause (1) of this Section 7.2(c), to the extent Seller had Knowledge of any such breach under clause (1) of this Section 7.2(c) prior to the date hereof.

(d)                                 Life Reinsurer shall not be liable to the Seller Indemnified Parties for any Losses under Section 7.2(c)(1) (other than Losses to the extent arising as a result of the inaccuracy or breach of any Life Reinsurer Specified Representation, as to which this Section 7.2(d) shall not apply) (i) unless such Losses exceed an aggregate amount equal to $2,512,400, and then only for Losses in excess of that amount and (ii) in excess of an aggregate amount with respect to all Liabilities for Losses to all Seller Indemnified Parties equal to $251,240,000.

(e)                                  It is understood and agreed that, notwithstanding the joint exercise of their rights to the extent expressly provided in this Agreement or the other Transaction Agreements, Purchaser and Life Reinsurer are independent parties and that the indemnification and other obligations of Purchaser and Life Reinsurer under this Agreement are several and not joint.  Neither Purchaser nor Life Reinsurer is responsible for the obligations of the other Party under this Agreement, and except as otherwise specifically provided in this Agreement or the other Transaction Agreements, the failure of either Purchaser or Life Reinsurer to perform any obligations hereunder will not, in and of itself, give rise to liability on the part of, nor prejudice the rights of, the other such Party hereunder.  Knowledge (including actual knowledge of any alleged breach under clause (1) of Section 7.3(a) prior to the date of this Agreement) of Purchaser, on the one hand, and Life Reinsurer, on the other hand, shall not be imputed to the other Party.  Any liability for indemnification under this Agreement shall be determined without duplication of recovery by any Seller Indemnified Party by reason of the state of facts giving rise to such liability constituting a Loss under Section 7.2(a)(3) or Section 7.2(c)(3).

Section 7.3                                      Indemnification by Seller and USA Holdco.

(a)                                  Except to the extent governed by Article 8 (Tax Matters) and subject to Section 7.3(b), Seller and USA Holdco hereby agree that they shall, jointly and severally, indemnify, defend and hold harmless Purchaser, its Affiliates (including, following the Closing, the Company), Life Reinsurer and each of their respective Representatives (the “Purchaser Indemnified Parties” and, collectively with the Seller Indemnified Parties, the “Indemnified Parties”) from, against and in respect of, and reimburse any Purchaser Indemnified Party for, any Losses imposed on, sustained, incurred or suffered by or asserted against any of the Purchaser Indemnified Parties, to the extent arising from (1) any inaccuracy or breach of any representation or warranty made by Seller or USA Holdco contained in this Agreement, including, for the avoidance of doubt, representations made under Section 3.16, or in any certificate furnished by Seller or USA Holdco pursuant to this Agreement (determined, for the purposes of this Section 7.3(a), other than with respect to the representations or warranties in Sections 3.7(a), 3.7(b) and 3.8(b), without regard to any qualifications or references to “Knowledge,” “Material Adverse Effect,” “material,” “in all material respects” or any other knowledge or materiality qualification or references contained in any specific representation or warranty); (2) any breach of any covenant, obligation or agreement of Seller or USA Holdco contained in this Agreement; (3) any Excluded Liabilities; and (4) any matter set forth in Schedule 7.3(a); provided, however, that (x) Purchaser, its Affiliates (including, following the Closing, the Company) and their Representatives will not be entitled to indemnification under this Section 7.3(a) in the case of any alleged breaches under clause (1) of this Section 7.3(a), to the extent that Purchaser had Knowledge of any such breach under clause (1) of this Section 7.3(a) prior to the date hereof and (y) Life Reinsurer and its Representatives will not be entitled to indemnification under this Section 7.3(a) in the case of any alleged breaches under clause (1) of this Section 7.3(a), to the extent that Life Reinsurer had Knowledge of any such breach under clause (1) of this Section 7.3(a) prior to the date hereof.

(b)                                 Except to the extent governed by Article 8 (Tax Matters), neither Seller nor USA Holdco shall be liable to any Purchaser Indemnified Parties for (i) any Losses under Section 7.3(a)(1) (other than Liability for Losses to the extent arising as a result of the inaccuracy or breach of any Seller Specified Representation or any USA Holdco Specified Representation, as to which this Section 7.3(b) shall not apply) unless such Losses exceed an aggregate amount equal to $6,281,000, and then only for Losses in excess of that amount, and (ii) for any Losses under Section 7.3(a)(1) (other than Liability for Losses to the extent arising as a result of the inaccuracy or breach of any Seller Specified Representation or any USA Holdco Specified Representation, as to which this Section 7.3(b) shall not apply) or any Losses for which Seller or USA Holdco is liable under Section 8.1(a)(4) in respect of any breach of Seller’s representations in Sections 3.10(m), 3.10(n) and 3.10(o) in excess of an aggregate amount with respect to all Liabilities for such Losses to all Purchaser Indemnified Parties equal to $157,025,000.

(c)                                  Notwithstanding anything contained herein to the contrary, in no event shall Seller or USA Holdco have any obligations to indemnify a Counterparty pursuant to this Section 7.3 for Losses to the extent caused to such Counterparty by the other Counterparty.

Section 7.4                                      Claims.  Except to the extent governed by Article 8 (Tax Matters):

(a)                                  In the event that any written claim or demand for which an Indemnifying Party may have liability to any Indemnified Party hereunder is asserted against or sought to be collected from any Indemnified Party by a Third Party (or, solely for purposes of this Section 7.4 in the event that any Purchaser Indemnified Party becomes aware of any circumstance that will result in a claim for indemnity against Seller or USA Holdco arising from any inaccuracy in or breach of the representations set forth in Section 3.16 (Insurance Matters) or a claim for Losses in respect of matters described in Schedule 7.3(a)(1)) (such claim, demand or circumstance, a “Third-Party Claim”) (for the avoidance of doubt, any claim, demand, circumstance or Loss arising from any inaccuracy or breach of the representations set forth in Section 3.16 or a claim for Losses in respect of matters described in Schedule 7.3(a)(1) shall not be a Third-Party Claim under or for purposes of Section 7.6(a), but shall be subject to the procedures set forth in this Section 7.4 in respect of Third-Party Claims), such Indemnified Party shall promptly notify the Indemnifying Party in writing of such Third-Party Claim, which notice shall describe in reasonable detail the facts and circumstances with respect to the subject matter of such Third-Party Claim and any relevant time constraints relating thereto (a

“Claim Notice”); provided, however, that the failure to give a timely Claim Notice shall affect the rights of an Indemnified Party hereunder only to the extent that such failure actually materially prejudices the Indemnifying Party with respect to such Third-Party Claim.  Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, as promptly as reasonably practicable after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to such Third-Party Claim.  With respect to any claim for indemnity arising from any inaccuracy in or breach of the representations set forth in Section 3.16 (Insurance Matters), or a claim by any Purchaser Indemnified Party for Losses in respect of matters described in Schedule 7.3(a)(1), the Purchaser Indemnified Party shall notify Seller promptly if it becomes aware of any such inaccuracy, breach or potential claim and the Purchaser Indemnified Parties shall be entitled, under this Article 7, to indemnification for any Losses arising from such inaccuracy or breach regardless of whether any Taxing Authority or any other Third Party has made any assertion or taken any action with respect to such inaccuracy or breach.  The Indemnifying Party shall have thirty (30) days (or such lesser number of days set forth in the Claim Notice as may be required by court proceeding in the event of a litigated matter) after receipt of the Claim Notice (the “Notice Period”) to notify the Indemnified Party in writing that it desires to defend, or negotiate on behalf of the Indemnified Party against or in connection with such Third-Party Claim.

(b)                                 In the event that the Indemnifying Party notifies the Indemnified Party in writing within the Notice Period that it desires to defend the Indemnified Party against a Third-Party Claim, the Indemnifying Party shall have the right to defend or negotiate on behalf of the Indemnified Party by appropriate proceedings and shall have the sole power to direct and control such negotiations or defense, with counsel of its choosing, at its expense; provided, that such counsel is reasonably acceptable to the Indemnified Party.  For the period following the Indemnified Party’s delivery of a Claim Notice with respect to a Third-Party Claim and prior to the time it receives a notice from the Indemnifying Party advising that the Indemnifying Party will be assuming the defense of such Third-Party Claim, the Indemnified Party may take any actions that are reasonably necessary to defend such Third-Party Claim, and the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel employed by the Indemnified Party for such period, which fees and expenses of counsel the Indemnifying Party shall reimburse the Indemnified Party promptly upon written request therefor if the Third-Party Claim is finally determined to be subject to indemnification by the Indemnifying Party pursuant to this Article 7.  Once the Indemnifying Party has duly assumed the defense of a Third-Party Claim, the Indemnified Party shall have the right, but not the obligation, to participate in any such defense and to employ counsel of its choosing, at its own expense, separate from the counsel employed by the Indemnifying Party; provided, however, that, if the Indemnified Party has been advised by its outside counsel there exists an actual conflict of interest between the Indemnified Party and the Indemnifying Party, the Indemnifying Party shall be liable for the fees and expenses of separate counsel employed by the Indemnified Party.  If the Indemnifying Party shall have assumed the defense of a Third-Party Claim, the Indemnified Party shall not admit any liability with respect to, or pay, settle, compromise or discharge, such Third-Party Claim without the

Indemnifying Party’s prior written consent.  If the Indemnifying Party has assumed the defense of a Third-Party Claim, the Indemnifying Party shall not, without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed, admit any liability with respect to, or pay, settle, compromise or discharge such Third-Party Claim; provided, however, that the Indemnifying Party may pay, settle, compromise or discharge such a Third-Party Claim without the written consent of the Indemnified Party if such settlement (1) includes a complete and unconditional release of the Indemnified Party from all liability in respect of such Third-Party Claim, (2) does not subject the Indemnified Party to any injunctive relief or other equitable remedy that would restrict the future activity or conduct of the Indemnified Party or any of its Affiliates and (3) does not result in any monetary liability for the Indemnified Party that will not be promptly paid or reimbursed by the Indemnifying Party.  If the Indemnifying Party assumes the defense of any Third-Party Claim arising from any inaccuracy in or breach of the representations set forth in Section 3.16 (Insurance Matters) or a claim for Losses under Section 7.3(a)(4), neither Seller nor USA Holdco, or any of their Affiliates or Representatives, shall (1) submit any written communication or document to the Internal Revenue Service or (2) send any communication or documents to any purchaser, policyholder, account holder, other holder or intended beneficiary of any Insurance Contract issued, assumed, exchanged, modified or sold by the Company, relating to such Third-Party Claim without the prior written consent of Life Reinsurer, if such claim relates to an Insurance Contract reinsured under the Life Business Reinsurance Agreement, or Purchaser, in all other cases, such consent not to be unreasonably withheld, delayed or conditioned.

(c)                                  If the Indemnifying Party (1) elects not to defend the Indemnified Party against a Third-Party Claim, whether by not giving the Indemnified Party timely notice of its desire to so defend or otherwise or (2) after assuming the defense of a Third-Party Claim, fails to take reasonable steps necessary to defend such Third-Party Claim within thirty (30) days after receiving written notice from the Indemnified Party to the effect that the Indemnifying Party in good faith determines that the Indemnifying Party has so failed, the Indemnified Party shall have the right but not the obligation to assume its own defense; it being understood that the Indemnified Party’s right to indemnification for a Third-Party Claim shall not be adversely affected by assuming the defense of such Third-Party Claim.

(d)                                 The Indemnified Party and the Indemnifying Party shall cooperate in order to ensure the proper and adequate defense or prosecution of a Third-Party Claim.  Such cooperation shall include the retention and (upon any Indemnified Party’s or Indemnifying Party’s request) the provision of records and information which are relevant to such Third-Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(e)                                  The Indemnified Party and the Indemnifying Party shall use reasonable best efforts to avoid production of confidential information (consistent with applicable Law), and to cause all communications among employees, counsel and others representing any party to a Third-Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

(f)                                    The indemnities provided in this Agreement shall survive the Closing; provided, however, that the indemnities provided under Section 7.2(a)(1), Section 7.2(b)(1) or Section 7.3(a)(1) shall terminate when the applicable representation or warranty terminates pursuant to this Agreement, except as to any item as to which the Person to be indemnified shall have, before the expiration of the applicable period, previously delivered a Claim Notice.

Section 7.5                                      Characterization of Indemnification Payments.

(a)                                  All amounts paid by Seller, USA Holdco and Purchaser under this Article 7 and Article 8 shall, to the maximum extent permitted by applicable Law, be treated for all Tax purposes as adjustments to the Purchase Price.

(b)                                 All amounts paid by Seller or USA Holdco pursuant to an indemnification of Life Reinsurer, or by Life Reinsurer under this Article 7 shall, to the maximum extent permitted by applicable Law, be treated for all Tax purposes as adjustments made under the Life Business Reinsurance Agreement.

Section 7.6                                      Computation of Losses Subject to Indemnification.

(a)                                  Purchaser, Life Reinsurer, Seller and USA Holdco agree, on behalf of all Purchaser Indemnified Parties and Seller Indemnified Parties, that Losses hereunder shall be limited to actual monetary damages only and shall not include any exemplary, consequential (including lost profits) or punitive damages; provided, that Losses shall include (i) lost profits in respect of any claim under Sections 7.2(a)(2), 7.2(c)(2) or 7.3(a)(2) and (ii) any such exemplary, consequential (including lost profits) and punitive damages awarded by a court of competent jurisdiction in respect of a Third-Party Claim.  Except to the extent governed by Article 8 (Tax Matters), any Indemnified Party seeking indemnification under this Agreement shall use reasonable efforts to mitigate the amount of its Losses, including, subject to Section 7.6(b), by using reasonable efforts to recover from insurance policies or other applicable sources of recovery, any Losses of such Indemnified Parties; it being understood that in the event that an Indemnified Party’s rights against a Third Party with respect to any occurrence, claim or loss that results in a payment by an Indemnifying Party under this Article 7, such Indemnifying Party shall be subrogated to such rights to the extent of such payment; provided, further, that the Purchaser Indemnified Parties shall use their reasonable efforts to protect and preserve any rights to indemnification from Third Parties to which the Company is entitled as of the date of this Agreement (the “Company Indemnification Rights”) and the Purchaser Indemnified Parties shall not take any action that would prejudice or adversely affect any Company Indemnification Right without the written consent of Seller.

(b)                                 The Indemnified Parties’ obligations under this Section 7.6 shall not, nor shall they be construed to, require Purchaser, Life Reinsurer or any of their respective

Affiliates to (i) mitigate, net or reduce the amount of their Losses or (ii) otherwise reimburse an Indemnifying Party, in each of case (i) and (ii), to the extent doing so would require any of them to recover any payments pursuant to any agreement entered into by such Indemnified Party with Purchaser, Life Reinsurer or any of their respective Affiliates in connection with the transactions contemplated by the Transaction Agreements, nor shall such Indemnifying Party be subrogated to any right under any such agreement in respect of any payment made by an Indemnifying Party; provided, however, that such Indemnified Parties shall nevertheless be required to use reasonable efforts to recover ordinary course policyholder claims under the Closing Date Reinsurance Agreements (but not Extra-Contractual Obligations, as defined therein).

(c)                                  Seller and USA Holdco shall be liable for the reasonable out-of-pocket fees and expenses incurred by the Purchaser Indemnified Parties that are directly related to the pursuit by the Purchaser Indemnified Parties of recoveries from insurance policies or Third Parties in accordance with Section 7.6(a); provided, however, that Seller and USA Holdco shall only be liable to Purchaser Indemnified Parties for such fees and expenses if Purchaser Indemnified Parties consult with Seller or USA Holdco with respect to the pursuit of any such recovery and the incurrence of any such fees and expenses (including the Persons to whom such fees or expenses are contemplated to be paid).

(d)                                 Any liability for indemnification under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation or warranty or agreement and shall be net of any insurance or other recoveries (subject to Section 7.6(b)) relating to the relevant claims actually received by the Indemnified Party (after taking into account any deductibles, copayments or other cost-sharing arrangements) in connection with the facts giving rise to such right of indemnification, net of all actual out-of-pocket costs and expenses reasonably incurred by the Indemnified Party in obtaining such recovery, but it being understood and agreed that Purchaser and Life Reinsurer shall not be indemnified by Seller or USA Holdco in respect of the same Loss except to the extent (and solely to the extent) that Purchaser and Life Reinsurer have each actually suffered such Loss or portion thereof.  If the Indemnified Party or an Affiliate receives any amounts under applicable insurance policies or from any other Person (subject to Section 7.6(b)) alleged to be responsible for any Losses, subsequent to an indemnification payment by the Indemnifying Party, then such Indemnified Party shall promptly reimburse the Indemnifying Party for any payment made or expense incurred by such Indemnifying Party in connection with providing such indemnification payment up to the amount received by the Indemnified Party or its Affiliate, net of all actual out-of-pocket costs and expenses reasonably incurred by the Indemnified Party in obtaining such recovery.

(e)                                  No Loss shall be recoverable by any Indemnified Party with respect to any matter to the extent (but only to the extent) reflected or reserved against in the preparation of the Final Balance Sheet.  In calculating the amount of any Loss, there shall be deducted an amount equal to any net Tax benefit realized as a result of such Loss by the party claiming such Loss, and there shall be added an amount equal to any Tax imposed (including the utilization of a Tax loss or Tax credit carried forward) on the receipt of any indemnity payment with respect thereto.  All such calculations shall be made at the time of the relevant indemnification payment using reasonable assumptions (as agreed to by the Indemnifying Party and the Indemnified Party) and present value concepts (using a discount rate equal to the applicable federal rate in effect at the time of the event giving rise to the Loss (based on the federal mid-term rate)).

Section 7.7                                      Remedies.  Except in the case of fraud or as otherwise specifically provided herein, from and after the Closing, the remedies provided in this Article 7 shall be the exclusive monetary remedies of the Indemnified Parties from and after the Closing in connection with any breach or inaccuracy of a representation or warranty or non-performance of any covenant or agreement contained herein or any breach or inaccuracy of any certificate or any Excluded Liabilities.  For the avoidance of doubt, nothing in this Article 7 shall affect any right to indemnification under the terms of any other agreement between Purchaser and its Affiliates (including, after the Closing, the Company) or Life Reinsurer and its Affiliates, on the one hand, and Seller and its Affiliates, on the other hand.

Section 7.8                                      No Right of Contribution.  None of Seller or USA Holdco or any of their Affiliates shall have any right of contribution against the Company with respect to any inaccuracy, breach or failure to timely perform any of Seller’s or USA Holdco’s representations, warranties, covenants or agreements contained in this Agreement.

Section 7.9                                      Representations and Warranties of USA Holdco.

(a)                                  Organization and Authority of USA Holdco.  USA Holdco (a) is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, (b) has all requisite power to operate its business as now conducted and (c) is duly qualified as a foreign corporation to do business, and is in good standing (if applicable), in each jurisdiction where the conduct of its business or the ownership or leasing of its properties requires such qualification, except where failure to so qualify or be in good standing would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect with respect to the Company or Seller.  USA Holdco and each applicable Affiliate of USA Holdco has all requisite corporate power and authority to execute and deliver this Agreement and to perform their obligations hereunder.  No additional corporate proceedings on the part of USA Holdco or any applicable Affiliate of USA Holdco are necessary to authorize the consummation of this Agreement or the transactions contemplated hereby.

(b)                                 Binding Effect.  This Agreement and each of the other Ancillary Agreements has been, or upon execution and delivery thereof, will be, duly and validly authorized, executed and delivered by USA Holdco and constitutes a valid and legally binding obligation of USA Holdco enforceable against USA Holdco in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

(c)                                  Governmental Filings and Consents.  No Governmental Authorization is required to be made or obtained by USA Holdco in connection with the execution, delivery or performance by USA Holdco of this Agreement, or the consummation by USA Holdco of the transactions contemplated hereby, except for (a) any notification and report form required to be filed under the HSR Act with the Federal Trade Commission and the Antitrust Division of the Department of Justice and (b) the consents, approvals, waivers, registrations, notices and filings set forth in Section 3.5(a) of Seller’s Disclosure Schedule, Section 4.3(a) of Purchaser’s Disclosure Schedule and Schedule 6.1(b).

(d)                                 No Violations.  Subject to receipt of the Governmental Authorizations and other consents, approvals and authorizations and the making of the filings, registrations, notices and waivers referred to in Section 7.9(c), and the expiration of related waiting periods, the execution, delivery and performance by USA Holdco of this Agreement, and the consummation by USA Holdco of the transactions contemplated hereby do not and will not (1) constitute a breach or violation of, or a default under, or give rise to any Encumbrance (other than Permitted Encumbrances) or any acceleration of remedies, penalty, material increase or decrease in benefit payable or right of termination under any Material Contract, (2) constitute a breach or violation of, or a default under, the organizational documents of USA Holdco or (3) subject to Section 7.9(c), conflict with or violate in any material respect any Law or other Governmental Authorization applicable to USA Holdco or by which it or any of its properties or assets is bound or subject, except, in the case of clause (1), as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect with respect to Seller or the Company and in the case of clause (3), for any such conflict or violation arising as a result of the regulatory status of or any Governmental Authorizations held or not held by Purchaser, Life Reinsurer or their respective Affiliates.

(e)                                  No Other Representations or Warranties Controls.  Except for the representations and warranties contained in Article 3 and Section 7.9, none of USA Holdco, Seller, the Company or any other Person makes any other express or implied representation or warranty on behalf of USA Holdco, Seller, the Company or otherwise in respect of the Company Business or the Shares.

Section 7.10                                Representations and Warranties of Life Reinsurer.

(a)                                  Organization and Authority of Life Reinsurer.  Life Reinsurer (a) is an insurance company duly incorporated, validly existing and in good standing under the Laws of the State of Tennessee, (b) has all requisite power to operate its business as now conducted and (c) is duly qualified as a foreign corporation to do business, and is in good standing (if applicable), in each jurisdiction where the conduct of its business or the ownership or leasing of its properties requires such qualification, except where failure to so qualify or be in good standing would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect with respect to Life Reinsurer.  Life Reinsurer has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  No additional corporate proceedings on the part of Life Reinsurer or any applicable Affiliate of Life Reinsurer are necessary to authorize the consummation of this Agreement or the transactions contemplated hereby.

(b)                                 Binding Effect.  This Agreement and each of the other Ancillary Agreements to which Life Reinsurer is or will be a party has been, or upon execution and delivery thereof, will be, duly and validly authorized, executed and delivered by Life Reinsurer and constitutes, or will constitute, a valid and legally binding obligation of Life Reinsurer enforceable against Life Reinsurer in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

(c)                                  Governmental Filings and Consents.  No Governmental Authorization is required to be made or obtained by Life Reinsurer in connection with the execution, delivery or performance by Life Reinsurer of this Agreement, or the consummation by Life Reinsurer of the transactions contemplated hereby to be consummated by it except for the consents, approvals, waivers, registrations, notices and filings set forth in Section 3.5(a) of Seller’s Disclosure Schedule, Section 4.3(a) of Purchaser’s Disclosure Schedule and Schedule 6.1(b).

(d)                                 Life Business Reinsurance Agreement Governmental Filings and Consents.  Schedule 6.1(b) sets forth all Governmental Authorizations to be made or obtained by Life Reinsurer, any of its Affiliates or the Company in connection with the execution, delivery or performance of the Life Business Reinsurance Agreement.

(e)                                  No Violations.  Subject to receipt of the Governmental Authorizations and other consents, approvals and authorizations and the making of the filings, registrations, notices and waivers referred to in Section 7.10(c), and the expiration of related waiting periods, the execution, delivery and performance by Life Reinsurer of this Agreement, and the consummation by Life Reinsurer of the transactions contemplated hereby to be consummated by it do not and will not (1) constitute a breach or violation of, or a default under, or give rise to any Encumbrance (other than Permitted Encumbrances) or any acceleration of remedies, penalty, material increase or decrease in benefit payable or right of termination under any material Contract to which Life Reinsurer or any of its properties or assets is subject or bound, (2) constitute a breach or violation of, or a default under, the organizational documents of Life Reinsurer or (3) subject to Section 7.10(c), conflict with or violate in any material respect any Law or other Governmental Authorization applicable to Life Reinsurer by which it or any material portion of its properties or assets is bound or subject, except in the case of clause (1), as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect with respect to Life Reinsurer and in the case of clause (3), for any such conflict or violation arising as a result of the regulatory status of or any Governmental Authorizations held or not held by Purchaser, Seller or their respective Affiliates.

(f)                                    Finders’ Fees.  No investment banker, broker, financial advisor, finder or other intermediary has been retained by or is authorized to act on behalf of Life Reinsurer or any of its Affiliates who might be entitled to any fee or commission from Seller or the Company in connection with the transactions contemplated by this Agreement.  Life

Reinsurer shall bear 100% of the cost of any fee or commission payable to any investment banker, broker, financial advisor, finder or other intermediary who has been retained by Life Reinsurer or any of its Affiliates.

(g)                                 Financial Capability.  On the Closing Date, Life Reinsurer will have sufficient funds available to it to consummate the transactions contemplated by the Life Business Reinsurance Agreement.

(h)                                 Investigation by Life Reinsurer.  Life Reinsurer acknowledges that it has made its own inquiry and investigation into, and based thereon, has formed an independent judgment concerning the Company and its business.

(i)                                     No Impediments.  There is no Action pending or, to Life Reinsurer’s Knowledge, threatened, against Life Reinsurer or any of its Affiliates (as applicable) that would reasonably be likely, individually or in the aggregate, to materially impair or delay the ability of Life Reinsurer to obtain those of the Regulatory Approvals to be obtained by Life Reinsurer or its respective Affiliates or materially impair or delay the ability of Life Reinsurer to effect the Closing.

(j)                                     No Other Representations or Warranties Controls.  Except for the representations and warranties contained in this Section 7.10, neither Life Reinsurer nor any other Person makes any express or implied representation or warranty on behalf of Life Reinsurer to Seller.

ARTICLE 8
Tax Matters

Section 8.1                                      Tax Indemnity.

(a)                                  Seller and USA Holdco shall be liable for and pay, and agree that they shall, jointly and severally indemnify, defend and hold harmless any Purchaser Indemnified Party from, against and in respect of, and reimburse any Purchaser Indemnified Party for, any Taxes, and any reasonable expenses, including reasonable fees for outside attorneys and other outside consultants, incurred in connection with any such Taxes  (1) imposed on any member of Seller’s Group (other than the Company) for any taxable year; (2) imposed on the Company or for which the Company may otherwise be liable for any Pre-Closing Tax Period (other than Excluded Taxes); (3) imposed on the Company by reason of the Company being a member of any affiliated, consolidated, unitary, or combined group for a Tax period ending on or before the Closing Date (including Taxes imposed by reason of Treasury Regulation Section 1.1502-6 or any comparable provision of state, local or foreign law) or as a transferee or successor under any Tax allocation, sharing or assumption agreement or by operation of Law with respect to such period; (4) resulting from any breach of Seller’s representations as set forth in Section 3.10; and (5) resulting from any breach of Seller’s covenants as set forth in Section 5.2(q) and this Section 8.1.  Neither Seller nor USA Holdco shall have an obligation to indemnify any Purchaser Indemnified Party for Taxes of the Company for a

Pre-Closing Tax Period to the extent a Tax Attribute from a Pre-Closing Tax Period is applied to reduce the Liability of the Company for such Taxes other than an obligation resulting from a breach of the representation as set forth in Section 3.10(m).  Except to the extent reflected as an asset (or otherwise taken into account) in the calculation of Final Adjusted Capital and Surplus, Seller shall be entitled to any refund or credit of Taxes of the Company received for Pre-Closing Tax Periods, and Purchaser shall transfer (or cause to be transferred) the amount of any such refund or credit to Seller (net of any increase in Taxes payable by Purchaser or the Company as a result of receiving such refund or credit) within three (3) Business Days of the receipt or entitlement thereto.  In the event that any refund or credit of Taxes for which a payment has been made to Seller is subsequently reduced or disallowed, Seller shall indemnify and hold harmless Purchaser for any Tax assessed against Purchaser or the Company by reason of such reduction or disallowance (net of any Tax benefit resulting from such reduction or disallowance).

(b)                                 Purchaser shall be liable for and pay, and hereby agrees that it shall indemnify, defend and hold harmless any Seller Indemnified Party from, against and in respect of, and reimburse any Seller Indemnified Party for, any (1) Taxes, and any reasonable expenses, including reasonable fees for outside attorneys and other outside consultants, incurred in connection with any such Taxes of the Company for any Post-Closing Tax Period and (2) Excluded Taxes and any reasonable expenses, including reasonable fees for outside attorneys and other outside consultants, incurred in connection with any such Excluded Taxes; provided, however that Purchaser shall not be liable for or pay, and shall not indemnify, defend and hold harmless any Seller Indemnified Party from any Taxes, and any reasonable expenses, including reasonable fees for outside attorneys and other outside consultants, incurred in connection with any such Taxes, to the extent arising from Taxes for which Seller is liable pursuant to Section 8.1(a).  All refunds that are not described in the last two sentences of Section 8.1(a) shall be for the account of Purchaser.

(c)                                  For purposes of Sections 8.1(a) and (b), in the case of any Straddle Period, the portion of any Tax that is allocable to the Pre-Closing Tax Period shall be:

(1)                                  in the case of Taxes that are either (x) based upon or related to income, premiums or receipts or (y) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible) (other than conveyances pursuant to this Agreement), deemed equal to the amount which would be payable if the taxable year ended at the Effective Time; and

(2)                                  in the case of Taxes imposed on a periodic basis with respect to the assets of the Company, or otherwise measured by the level of any item, deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire period.

(d)                                 All excise, sales, use, transaction, conveyance, stock transfer, value-added, transfer (including real property transfer or gains), stamp, documentary, filing, recordation, and other similar Taxes, levies, or assessments, together with any interest, additions, or penalties with respect thereto and any interest in respect of such additions or penalties, resulting from the transactions contemplated by this Agreement shall be borne one-half by Purchaser and one-half by Seller.

(e)                                  Except as provided in Section 7.3(b)(ii) no indemnification provided for under this Section 8.1 shall be subject to any of the limitations of Section 7.3(b).

Section 8.2                                      Tax Returns.

(a)                                  Seller shall prepare and file or cause to be prepared and filed when due (taking into account all extensions properly obtained):  (1) all Tax Returns that are required to be filed by or with respect to the Company on a combined, consolidated or unitary basis with Seller or any Affiliate of Seller and (2) all other Tax Returns that are required to be filed by or with respect to the Company on or before the Closing Date.  Seller shall pay any Taxes due in respect of such Tax Returns. Any Tax Return described in this Section 8.2(a) shall be prepared in a manner consistent in all material respects with past practice and without a change of any election or accounting method except to the extent required by applicable Law.  Any such Tax Returns on which the Company’s address is required to be provided (including the IRS Form 1120-L and any separately filed Tax Returns of the Company) shall use P.O. Box 1389, Greenville SC 29602-1389 as the Company’s address.

(b)                                 Purchaser shall prepare and file or cause to be prepared and filed when due (taking into account all extensions properly obtained) all other Tax Returns that are required to be filed by or with respect to the Company.  Purchaser shall pay any Taxes due in respect of such Tax Returns.  With respect to Tax Returns required to be filed by Purchaser with respect to any Pre-Closing Tax Period and any Straddle Period, Purchaser shall prepare such Tax Returns in a manner reasonably consistent with past practice of the Company and Seller, and shall provide Seller with copies of any such Tax Returns no less than thirty (30) days prior to the due date for such Tax Returns, taking into account all available extensions (or, if such due date is within 30 days following the Closing Date, as promptly as practicable following the Closing Date).  Seller shall have the right to review and comment on such Tax Returns.  Seller or USA Holdco shall pay Purchaser the Taxes for which Seller or USA Holdco is liable pursuant to Section 8.1(a) but which are payable with Tax Returns to be filed by Purchaser pursuant to Section 8.2(a) and (b) within five (5) Business Days prior to the due date for payment of such Tax.

Section 8.3                                      Contest Provisions.

(a)                                  Purchaser shall promptly notify Seller in writing upon receipt by Purchaser, any of its Affiliates or the Company of notice of any pending or threatened Tax Contest that may affect the Tax liabilities of the Company for which Seller or USA Holdco would be required to indemnify Purchaser pursuant to Section 8.1(a); provided, that Purchaser’s failure so to notify Seller shall not limit Purchaser’s rights under this Article 8 except to the extent Seller is materially prejudiced by such failure.

(b)                                 Seller and USA Holdco shall have the right to represent the Company’s interests in any Tax Contests relating solely to taxable years or periods ending on or before the Closing Date, and to employ counsel of their choice at their expense, provided, that Seller and USA Holdco shall have first notified Purchaser in writing (1) of their intention to do so; (2) the identity of counsel, if any, chosen by Seller or USA Holdco in connection therewith; and (3) that Seller and USA Holdco agree that Seller and USA Holdco shall be liable for any Taxes and any reasonable expenses, including reasonable fees for outside attorneys and other outside consultants incurred in connection with any such Taxes that result from such audit or proceeding.  Notwithstanding anything to the contrary contained herein, none of Seller or USA Holdco shall be entitled to settle, either administratively or after the commencement of litigation, any claim for Taxes that would materially adversely affect the liability for Taxes of Purchaser or for which Purchaser and the Company are not entitled to full indemnification pursuant to this Agreement (including, but not limited to, the imposition of income tax deficiencies, the calculation of reserve items, the reduction of asset bases or cost adjustments, the lengthening of any amortization or depreciation periods, the denial of amortization or depreciation deductions, or the reduction of loss or credit carryforwards) without the prior written consent of Purchaser.  Such consent shall not be unreasonably withheld, delayed or conditioned.

(c)                                  Seller and USA Holdco shall be entitled to participate at their own expense in the defense of any other Tax Contest which may be the subject of indemnification by Seller or USA Holdco pursuant to Section 8.1(a) and, with the written consent of Purchaser, which consent shall be granted at the sole discretion of Purchaser, and at Seller’s or USA Holdco’s sole expense, may assume the entire defense of such tax claim.  Neither Purchaser nor the Company shall be entitled to settle, either administratively or after the commencement of litigation, any claim for Taxes that would be the subject of indemnification by Seller or USA Holdco under Section 8.1(a) without the prior written consent of Seller and USA Holdco, which consent shall not be unreasonably withheld, delayed or conditioned.

(d)                                 Any Indemnified Party seeking indemnification under this Article 8 shall use reasonable efforts to mitigate the amount of its Taxes (and any reasonable expenses, including reasonable fees for outside attorneys and other outside consultants incurred in connection with any such Taxes), provided that no Party shall be required to concede the amount of any Tax for which such Party is liable in order to mitigate the Taxes of another Party.

Section 8.4                                      Assistance and Cooperation.  After the Closing Date, Seller, on the one hand, and Purchaser, on the other hand, shall:

(a)                                  assist (and cause their respective Affiliates to assist) the other party in preparing and filing (including, if reasonably requested, taking over the preparation and filing of) any Tax Returns or reports that such other party is responsible for preparing and filing in accordance with Section 8.2;

(b)                                 cooperate fully in preparing for any Tax Contests regarding any Tax Returns of the Company, including providing any necessary power of attorney;

(c)                                  make available to the other and to any Taxing Authority as reasonably requested all information, records, and documents (including, for the avoidance of doubt, work papers) relating to Taxes of the Company;

(d)                                 provide timely notice to the other in writing of any pending or threatened Tax Contests or tax assessments of the Company for taxable periods for which the other may have a liability under Section 8.1; and

(e)                                  furnish the other with copies of all correspondence received from any taxing authority in connection with any tax audit or information request with respect to any such taxable period.

Section 8.5                                      Miscellaneous.

(a)                                  Any tax allocation or sharing agreement or arrangement, whether or not written, that may have been entered into by Seller or any member of Seller’s Group and the Company shall be terminated as to the Company as of the Closing, and no payments that are owed by or to the Company and are attributable to periods after the Closing pursuant thereto shall be made thereunder.

(b)                                 The obligations of the parties set forth in this Article 8 shall be unconditional and absolute and shall remain in effect without limitation as to time.

Section 8.6                                      Coordination with Article 7.  If there shall be any conflicts between the provisions of this Article 8 and Article 7, the provisions of this Article 8 shall control.

ARTICLE 9
Termination

Section 9.1                                      Termination.  This Agreement may be terminated, and the Purchase and the other transactions contemplated by this Agreement abandoned, at any time prior to the Closing:

(a)                                  by written agreement of the Parties;

(b)                                 by the Counterparties, acting together, or Seller, by giving written notice of such termination to the other Party or Parties, if the Closing shall not have occurred prior to April 30, 2011.

(c)                                  by the Counterparties, acting together, or Seller, by giving written notice of such termination to the other Party or Parties, in the event of (1) the issuance of a final, non-appealable Governmental Order by any Governmental Authority permanently restraining or prohibiting the Purchase or the consummation of the other transactions contemplated by the Transaction Agreements or (2) the enactment of any statute, or the promulgation of any rule or regulation by any Governmental Authority prohibiting the Purchase or the consummation of the Transaction Agreements; provided, however, that prior to invoking this provision as a result of any such prohibition or restraint, the Party or Parties invoking it, shall negotiate in good faith with the other Party or Parties to attempt to agree to modify the transactions, on mutually acceptable terms and on an equitable basis (including by implementing alternative means of structuring the transactions mutually satisfactory), in a way that would eliminate such restraint or prohibition;

(d)                                 so long as neither Counterparty is in material breach of their respective obligations under this Agreement, by the Counterparties, acting together, by giving written notice of such termination to Seller, if Seller shall breach or fail to comply with any representation, warranty, covenant or agreement contained herein with which it is required to comply, which breach or non-compliance would cause the failure to satisfy a condition to closing set forth in Section 6.2 or Section 6.3, and in any such case such breach or non-compliance is incapable of being cured or, if capable of being cured, is not cured within sixty (60) days after the Counterparties have notified Seller in writing of their intent to terminate this Agreement pursuant to this Section 9.1(d); or

(e)                                  so long as Seller is not in material breach of its obligations under this Agreement, by Seller, by giving written notice of such termination to the other Parties, if Purchaser or Life Reinsurer shall breach or fail to comply with any representation, warranty, covenant or agreement contained herein with which it is required to comply, which breach or non-compliance would cause the failure to satisfy a condition to closing set forth in Section 6.4, and in any such case such breach or non-compliance is incapable of being cured or, if capable of being cured, is not cured within sixty (60) days after Seller has notified the Counterparties, as applicable, in writing of its intent to terminate this Agreement pursuant to this Section 9.1(e).

Section 9.2                                      Effect of Termination.  If this Agreement is terminated in accordance with Section 9.1 hereof, this Agreement shall thereafter become null and void and of no further force and effect, and no Party hereto shall have any liability to any other Party hereto or their respective Affiliates, or their respective Representatives, except that (1) the obligations of the Parties hereto contained in the Purchaser Confidentiality Agreement and the Life Reinsurer Confidentiality Agreement and in Section 5.1 with respect to confidentiality obligations, this Section 9.2 and Article 10 hereof and the Escrow Agreement (to the extent provided therein) shall survive such termination, and (2) such termination will not relieve any Party from liability to the extent that such termination was caused by the willful misconduct, fraud or intentional breach by such Party of its obligations under this Agreement prior to such termination.

ARTICLE 10
Miscellaneous

Section 10.1                                Notices.  All notices or other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the Party for whom it is intended, if delivered by registered or certified mail, return receipt requested, or by a national courier service, or if sent by facsimile or e-mail; provided, that the facsimile or e-mail is promptly confirmed, to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person.  Any such notice shall be deemed given when so delivered personally by courier or by overnight delivery service or sent by facsimile transmission (and immediately after transmission receipt of which has been confirmed by telephone by the sender), sent by e-mail (and immediately after transmission receipt of which has been confirmed by telephone by the sender) or, if mailed, four (4) Business Days after the mailing as follows:

To Purchaser:

Athene Holding Ltd.

44 Church Street

Hamilton, HM12

Bermuda

Telephone:  (441) 279-8412

Facsimile:  (441) 279-8401 Attn:  President and General Counsel

Email: cgillis@athenelifere.bm; tshanafelt@athenelifere.bm

With copies (which shall not constitute notice) to:

Sidley Austin LLP

1 South Dearborn

Chicago, Illinois  60603

Telephone:  (312) 853-7061

Facsimile:  (312) 853-7036

Attn:  Perry J. Shwachman, Esq.

Email:  pshwachman@sidley.com

and

Sidley Austin LLP

787 Seventh Avenue

New York, New York  10019

Telephone:  (212) 839-5835

Facsimile:  (212) 839-5599

Attn:  Jonathan J. Kelly, Esq.

Email:  jjkelly@sidley.com

To Life Reinsurer:

Protective Life Insurance Company

2801 Highway 280 South

Birmingham, Alabama 35223

Telephone: (205) 268-1000

Facsimile:  (205) 268-3597

Attn:  General Counsel

Email:  Debbie.Long@Protective.com

With a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York  10022

Telephone:  (212) 909-6459

Facsimile:  (212) 909-7459

Attn:  Nicholas F. Potter, Esq.

Email:  nfpotter@debevoise.com

To Seller:

Two Little Falls Center

2751 Centerville Road, Suite 212

Wilmington, DE 19808

Telephone:                                    (302) 892-5903

Facsimile:                                        (302) 892-5900

Attn:                    Kimberly L. Wagner

Email:             subsidiarygovernanceoffice@rbc.com

With a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York  10004

Telephone:  (212) 558-4000

Facsimile:   (212) 558-3588

Attn:                    Donald J. Toumey, Esq.

Marion C. Leydier, Esq.

Email:              toumeyd@sullcrom.com

leydierm@sullcrom.com

To USA Holdco:

One Liberty Plaza

New York, NY 10006

Telephone:  (212) 858-8310

Facsimile:  (212) 428-3056

Attn:                    Roger Blissett

Email:             subsidiarygovernanceoffice@rbc.com

With a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Telephone:                                    (212) 558-4000

Facsimile:                                         (212) 558-3588

Attn:                    Donald J. Toumey, Esq.

Marion C. Leydier, Esq.

Email:              toumeyd@sullcrom.com

leydierm@sullcrom.com

Section 10.2           Amendment; Waiver.  Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Parties hereto, or in the case of a waiver, by the Party against whom the waiver is to be effective.  No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 10.3                                Assignment.  Neither this Agreement nor any of the rights, interests or obligations under it may be assigned or delegated, in whole or in part, by any of the Parties without the prior written consent of the other Parties, and any attempted or purported assignment or delegation in violation of this Section 10.3 shall be null and void.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 10.4                                Entire Agreement; No Other Representations and Warranties.  This Agreement and the other Transaction Agreements contain the entire agreement between the Parties hereto with respect to the subject matter of this Agreement and the other Transaction Agreements and supersede all prior agreements and understandings, oral or written, with respect to such matters, except for the Purchaser Confidentiality Agreement and the Life Reinsurer Confidentiality Agreement (which, subject to Section 5.1(a), shall terminate on the Closing Date, to the extent not previously terminated) to the extent not in conflict with this Agreement, between or on behalf of each of Seller and/or its Affiliates, on the one hand, and Purchaser and/or its Affiliates, on the other hand, with respect to the subject matter of this Agreement and the Ancillary Agreements.

Section 10.5                                Fulfillment of Obligations.  Any obligation of any Party to any other Party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

Section 10.6                                No Third-Party Beneficiaries.  Except as provided in Section 5.12 with respect to director and officer indemnification and Article 7 with respect to Seller Indemnified Parties and Purchaser Indemnified Parties, this Agreement is for the sole benefit of the Parties and their permitted successors and assigns and nothing expressed or implied in this Agreement is intended to or shall confer any rights, remedies, obligations or liabilities upon any Person other than the Parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 10.7                                Public Disclosure.  Purchaser, Life Reinsurer and Seller will consult with each other before issuing any press release or other public statement or communication with respect to the Purchase, this Agreement, the Transaction Agreements or the transactions contemplated hereby or thereby and will accept all reasonable comments it deems appropriate or desirable to any such release, statement or communication; provided, that the Parties hereto may, without the prior consent of any other Party (but after prior consultation and after providing the other Parties hereto with copies of the proposed disclosure), issue such communication or make such public statement as may be required by applicable Law or stock exchange rules; provided, further, that if requested by any Party, the Party making such disclosure shall use its reasonable best efforts to obtain confidential treatment for such portions of any such disclosure that the requesting Party identifies as confidential.  Purchaser, Life Reinsurer and Seller will cooperate to jointly develop all public communications.

Section 10.8                                Expenses.  Except as otherwise expressly provided in this Agreement or the Ancillary Agreements, whether or not the transactions contemplated by this Agreement and the Ancillary Agreements are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be borne by the Party incurring such expenses.

Section 10.9                                Schedules.  Each of Seller’s Disclosure Schedule, Purchaser’s Disclosure Schedule and Life Reinsurer’s Disclosure Schedule to this Agreement constitutes a part of this Agreement and is incorporated into this Agreement for all purposes as if fully set forth herein.  Any fact or item which is disclosed on any section of Seller’s Disclosure Schedule, Purchaser’s Disclosure Schedule or Life Reinsurer’s Disclosure Schedule, as the case may be, shall be deemed disclosed on such other section or sections of Seller’s Disclosure Schedule, Purchaser’s Disclosure Schedule or Life Reinsurer’s Disclosure Schedule, as the case may be, to the extent that its relevance or applicability to information called for by such other section or sections is reasonably apparent, notwithstanding the omission of a reference or cross reference thereto.  The disclosure of any matter in any portion of Seller’s Disclosure Schedule, Purchaser’s Disclosure Schedule or Life Reinsurer’s Disclosure Schedule, as applicable, shall neither be deemed to constitute an admission by Seller, Purchaser or Life Reinsurer, respectively, nor be taken as an indication of the materiality thereof or the level of materiality that is applicable to any representation or warranty set forth herein.  Any capitalized term used in any Exhibit, Annex, Schedule or section of Seller’s Disclosure Schedule, Purchaser’s Disclosure Schedule or Life

Reinsurer’s Disclosure Schedule but not otherwise defined therein will have the meaning given to such term in this Agreement.

Section 10.10                          GOVERNING LAW.  THIS AGREEMENT AND ITS ENFORCEMENT WILL BE GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO ANY PRINCIPLES OF CONFLICTS OF LAWS PRINCIPLES OF SUCH STATE THAT WOULD PROVIDE FOR THE APPLICATION OF THE LAWS OF ANY OTHER JURISDICTION.

Section 10.11                          Submission to Jurisdiction.  Each Party hereby irrevocably and unconditionally submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York state court sitting in The City of New York (each, a “New York Court”), for purposes of all legal proceedings arising out of or relating to the this Agreement and the other Transaction Agreements, or the transactions contemplated by this Agreement and the other Transaction Agreements, or for recognition and enforcement of any judgment in respect thereof.  In any such action, suit or other proceeding, each Party hereby irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such proceedings brought in such court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.  Each Party also agrees that any final and non-appealable judgment against a Party in connection with any action, suit or other proceeding shall be conclusive and binding on such Party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States.  A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment.  Each Party agrees that any process or other paper to be served in connection with any action or proceeding under this Agreement shall, if delivered, sent or mailed in accordance with Section 10.1, constitute good, proper and sufficient service thereof.

Section 10.12                          WAIVER OF JURY TRIAL.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.12.

Section 10.13                          Counterparts.  This Agreement may be executed in one or more counterparts, each of which will be deemed to constitute an original, and may be delivered by facsimile or other electronic means intended to preserve the original graphic or pictorial appearance of a document.

Section 10.14                          Headings.  The heading references herein and the table of contents hereto are for convenience purposes only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

Section 10.15                          Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof to any Person or entity or any circumstance, is found by a court or other Governmental Authority of competent jurisdiction to be invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 10.16                          Specific Performance.  Subject to Section 7.7, the Parties hereto agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached.  Subject to Section 7.7, it is accordingly agreed that the Parties hereto shall be entitled to seek injunctive or other equitable relief to prevent breaches of this Agreement and the other Transaction Agreements, to enforce specifically the terms and provisions of this Agreement and the other Transaction Agreements in any court identified in Section 10.11 above  and to thereafter cause the Purchase and the other transactions contemplated hereby to be consummated on the terms and subject to the conditions thereto set forth in this Agreement, this right being in addition to any other remedy to which they are entitled at law or in equity.  Each of the Parties hereto hereby waives (i) the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief.

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IN WITNESS WHEREOF, the Parties have executed or caused this Agreement to be executed as of the date first written above.

RBC INSURANCE HOLDINGS (USA) INC.

By:	/s/ Rene DeGagne

By:	/s/ Kimberly L. Wagner

ATHENE HOLDING LTD.

By:	/s/ Zachary Jones

PROTECTIVE LIFE INSURANCE COMPANY

By:	/s/ Carolyn King

Solely for purposes of Sections 5.14 through 5.17 and Article 7, 8 and 10

RBC USA HOLDCO CORPORATION

By:	/s/ D.A. McWilliams

By:	/s/ Lisa D. Levey